SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13E-3
(Amendment No. 1)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Telefónica de Argentina S.A.
(NAME OF ISSUER)

Telefónica, S.A.
Telefónica de Argentina S.A.
(Name of Person(s) Filing Statement)

Class B Ordinary Shares, nominal value Ps.0.10 per share
American Depositary Shares, each representing 40 Class B Ordinary Shares
(Title of Class of Securities)

879378404/879378206
(CUSIP Number of Class of Securities)

Lucila Rodríguez Jorge Distrito C, Ronda de la Comunicación, s/n Las Tablas, 28050 Madrid, Spain Tel. +34 91 482 3734	Santiago Barca Avenida Ingeniero Huergo 723 (C1107AOH) Buenos Aires Argentina Tel. +54 11 4332 2066

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Andres V. Gil
Diane G. Kerr
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
+1 (212) 450-4000
Telecopy: +1 (212) 450-3800

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☑ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if this is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**

$33,065,259	$1,845.00

*	Assumes the purchase of 126,001,784 Class B ordinary shares (including Class B ordinary shares represented by ADSs), par value Argentine Ps.0.10 per share, of Telefónica de Argentina S.A. at Argentine Ps.1.00 per share converted to U.S. dollars at the rate of Argentine Ps.3.8107 per U.S. dollar as published by the Argentine Central Bank for December 3, 2009.

**	Calculated by taking the aggregate U.S. dollar transaction value, calculated as described above, and applying the current fee rate of $55.80 per million U.S. dollars.

☑ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,839.00	Filing Party: Telefónica, S.A. Telefónica de Argentina S.A.
Form or Registration No.: Schedule 13E-3 (005-52425)	Date Filed: October 16, 2009

CROSS REFERENCE SHEET

The following table provides cross references between the contents of this transaction statement and the requirements of Schedule 13E-3.

Item 1.	Summary Term Sheet

See “Summary Term Sheet”

Item 2.	Subject Company Information

See “Subject Company Information”

Item 3.	Identity and Background of Filing Person

(a) Name and Address

See “Identity and Background of Filing Person — General”

(b) Business and Background of Entities

Not applicable.

(c) Business and Background of Natural Persons

See “Identity and Background of Filing Person — Telefónica Directors and Executive Officers” and Schedule I

Item 4.	Terms of the Transaction

(a) Material Terms

(i) A brief description of the transaction;

See “Terms of the Transaction”

(ii) The consideration offered to security holder;

See “Terms of the Transaction— Payment of Purchase Price to Non-Objecting Holders”

(iii) The reasons for engaging in the transaction;

See “Special Factors — Purposes, Alternatives, Reasons and Effects”

(iv) The vote required for approval of the transaction;

See “Terms of the Transaction — Appraisal Rights”

(v) Material differences in the rights of security holders as a result of the transaction, if material;

Not applicable.

(vi) Accounting treatment of the transaction, if material

Not applicable.

(vii) The federal income tax consequences of the transaction, if material.

“Special Factors — Purposes, Alternatives, Reasons and Effects — Certain U.S. Federal Income Tax Considerations” and “Special Factors — Purposes, Alternatives, Reasons and Effects — Certain Argentine Income Tax Considerations”

(c) Different Terms

Not applicable.

(d) Appraisal Rights

See “Terms of the Transaction — Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders

“Terms of the Transaction — Provisions for Unaffiliated Security Holders”

(f) Eligibility for Listing or Trading

Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

See “Past Contacts, Transactions, Negotiations and Agreements”

Item 6.	Purposes of the Transaction and Plans or Proposals

See “Purposes of the Transaction and Plans or Proposals”

Item 7.	Purposes, Alternatives, Reasons and Effects

See “Special Factors — Purposes, Alternatives, Reasons and Effects”

Item 8.	Fairness of the Transaction

(a) Fairness

See “Special Factors — Determination of Fairness by Telefónica”, “Special Factors — TASA Fairness Determination”

(b) Factors Considered in Determining Fairness

See “Special Factors — Determination of Fairness by Telefónica”, “Special Factors — TASA Fairness Determination”.

(c) Approval of Security Holders

See “Special Factors — Purposes, Alternatives, Reasons and Effects”, “Special Factors — Determination of Fairness by Telefónica — Procedural Fairness”, and “Terms of the Transaction — Appraisal Rights”

(d) Unaffiliated representative

See “Special Factors — Determination of Fairness by Telefónica”

(e)Approval of Directors

See “Special Factors — Determination of Fairness by Telefónica”, “Special Factors— TASA Fairness Determination”

(f) Other Offers

See “Special Factors — Determination of Fairness by Telefónica”

Item 9.	Reports, Opinions, Appraisals and Negotiations

See “Special Factors — Reports, Opinions, Appraisals and Negotiations”

Item 10.	Source and Amounts of Funds or Other Consideration

See “Source and Amounts of Funds or Other Consideration”

Item 11.	Interest in Securities of the Subject Company

See “Interest in Securities of TASA”

Item 12.	The Solicitation or Recommendation

Not applicable.

Item 13.	Financial Statements

(a) Financial Information

See “Financial Statements — Financial Information”

(b) Pro Forma Information

Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

See “Persons/Assets, Retained, Employed, Compensated or Used”

Item 15.	Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings

Not applicable.

(b) Other Material Information

Not applicable.

Item 16.	Exhibits

See “Exhibits”

INTRODUCTION

The Transaction and the Decree

This Transaction Statement on Schedule 13E-3 is being filed by Telefónica, S.A., a sociedad anónima organized and existing under the laws of the Kingdom of Spain (“Telefónica”) and Telefónica de Argentina S.A., a sociedad anónima organized and existing under the laws of the Republic of Argentina (“TASA” and, together with Telefónica, the “Filing Persons”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 13e-3 thereunder. We are filing this Schedule 13E-3 in connection with Telefónica’s purchase of all outstanding Class B ordinary shares, Ps.0.10 par value per share (including those represented by American Depositary Shares, or ADSs) (the “Class B Shares”) of TASA not already owned by Telefónica or its affiliates (the “Transaction”). Telefónica’s purchase is required by and is being made in accordance with the provisions of Argentine Presidential Executive Decree No. 677/01, Chapter VII (the “Decree”).

On April 27, 2009, an unaffiliated minority TASA shareholder delivered to Telefónica a notice under the Decree, the effect of which was to obligate Telefónica, within 60 days of that date, to either make a tender offer for all of the TASA shares not owned by Telefónica or its affiliates or to issue a declaration of acquisition (declaración de adquisición) the result of which would be the transfer, by operation of Argentine law and without any vote or other action on the part of the unaffiliated minority holders of the Class B Shares (including those represented by ADSs), to Telefónica of all of the minority shares at a “fair price”. Telefónica publicly disclosed receipt of the notice on April 28, 2009 (the “Triggering Notice Publication Date”). On June 23, 2009, Telefónica issued a declaration of acquisition (declaración de adquisición) (the “Declaration of Acquisition”), including the proposed purchase price for the Class B Shares held by unaffiliated minority shareholders, rather than make a tender offer for the Class B Shares. Had Telefónica failed to satisfy its obligation, under the Decree, the unaffiliated shareholder that delivered the April 27th notice would have had the right to ask an Argentine court to order Telefónica to purchase the Class B Shares held by it at a price determined by the court. Any Argentine court order issued to this unaffiliated shareholder would not have affected the ownership of Class B Shares held by other holders.

Telefónica will pay Ps.1.00 in cash per Class B Share in the manner and on the terms described in this Schedule 13E-3. The Class B Shares are quoted in lots of ten shares on the Buenos Aires Stock Exchange (the “BASE”). Telefónica’s purchase price represents a premium of (i) approximately 37% over the average closing prices of the Class B Shares during the six-month period ended June 22, 2009 (the trading day immediately preceding the day on which Telefónica announced its purchase pursuant to the Decree), (ii) a premium of approximately 60% over the closing price for the Class B Shares on the BASE on April 27, 2009 (the trading day immediately prior to the Triggering Notice Publication Date, or the trading day immediately prior to the day upon which investors first became aware that a buyout pursuant to the Decree was likely) and (iii) a premium of approximately 4% over the closing price for the Class B Shares on the BASE on June 19, 2009 (the last trading day on which a price for the Class B Shares was quoted on the BASE prior to Telefónica’s announcement of the Transaction). ADSs each representing 40 Class B Shares are listed and traded on the New York Stock Exchange (the “NYSE”). While Telefónica will be purchasing the Class B Shares underlying the ADSs rather than purchasing the ADSs directly, Telefónica’s purchase price for Class B Shares is effectively equivalent to a cash purchase price of Ps.40.00 per ADS. Assuming this effective purchase price per ADS and that the Argentine peso purchase price is converted into U.S. dollars at the Argentine peso to U.S. dollar exchange rate of Ps.3.7792 per U.S. dollar (as published by the Argentine Central Bank for June 22, 2009, the trading day immediately preceding the day on which Telefónica announced the Transaction), the purchase price per ADS would represent (x) a premium of approximately 29% over the average of the closing market prices for the ADSs on the NYSE during the six month period ended June 22, 2009, (y) a premium of approximately 55% over the closing price of the ADSs on the NYSE on April 27, 2009 and (z) a premium of approximately 4% over the closing price of the ADSs on the NYSE on June 22, 2009.

The Transaction, including the purchase price, was subject to review, and on December 3, 2009 was approved, by the Comisión Nacional de Valores (the “CNV”), the Argentine securities regulator.

A timetable, including the relevant dates and deadlines in connection with the Transaction, is set forth under “Terms of the Transaction — Transaction Timetable and Relevant Deadlines”.

Pursuant to the Decree, you will not have any voting rights on and are not entitled to opt out of the Transaction, whether you hold Class B Shares or ADSs.

Under the Decree, you will have appraisal rights, or the right to object to and dispute the purchase price under the Decree, until March 15, 2010, which is a period of three months after the completion of publication of the CNV’s approval of the Transaction (the “Objection Period”) subject to certain terms and conditions, whether you hold Class B Shares or ADSs. Nevertheless, even if you effectively and validly dispute the purchase price of the Class B Shares or corresponding purchase price of the ADSs, ownership of the Class B Shares held by you or ownership of the Class B Shares represented by your ADSs, as applicable, will be transferred automatically to Telefónica at the time and in the manner described below. See “Terms of the Transaction — Automatic Transfer of Shares to Telefónica; — Appraisal Rights”.

Upon the consummation of the Transaction, the Class B Shares will be withdrawn from trading on the BASE, and TASA’s obligations to file reports with the CNV with respect to the Class B Shares will be terminated. In addition, upon consummation of the Transaction, TASA’s ADSs will be withdrawn from trading on the NYSE; however, TASA will continue to file reports and furnish information to the BASE and the U.S. Securities and Exchange Commission (the “SEC”) for so long as it is required to do so as a result of having outstanding debt securities that give rise to these reporting and other obligations under Argentine and U.S. securities laws.

As of June 23, 2009, TASA had issued and outstanding 4,367,388,680 Class A Ordinary Shares, Ps.0.10 par value per share (the “Class A Shares”), and 2,616,811,616 Class B Shares (the Class B Shares, together with the Class A Shares, the “Shares”). As of June 23, 2009, Telefónica and its affiliates held 4,367,388,680 Class A Shares, representing 100.0% of the total Class A Shares outstanding and 2,490,809,832 Class B Shares, representing 95.19% of the total Class B Shares outstanding. TASA’s Class A Shares represent approximately 62.5% of TASA’s capital stock and the Class B Shares represent approximately 37.5% of TASA’s capital stock. Consequently, Telefónica indirectly controls over 98% of TASA’s capital stock.

Additional Available Information

More information regarding TASA is available from its public filings with the SEC. See “Subject Company Information”, in this Schedule 13E-3. In addition, more information regarding Telefónica is available from its public filings made with the SEC. See “Identity and Background of Filing Persons”, in this Schedule 13E-3.

Copies of the exhibits to this Schedule 13E-3 referred to herein and listed under “Exhibits” are not being distributed together with the remainder of this Schedule 13E-3 to holders of ADSs or holders of Class B Shares who are U.S. residents. Nevertheless, any holder of an ADS or any holder of a Class B Share who is a U.S. resident may obtain a copy of any of these exhibits, free of charge, by contacting Telefónica’s Investor Relations Office by phone at +34 914828700 or from the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

Forward Looking Statements

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons and their affiliates, including statements concerning the Filing Persons’ strategies following completion of the Transaction. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights certain material information in this Schedule 13E-3, but you should realize that it does not describe all of the details of the Transaction to the same extent described elsewhere in this Schedule 13E-3. We urge you to read this entire Schedule 13E-3 because it contains the full details of the Transaction.

The Transaction

Telefónica is purchasing all outstanding Class B Shares (including all Class B Shares represented by ADSs) of TASA not already owned by Telefónica or its affiliates. Telefónica is required to purchase these Class B Shares under the terms of the Decree because one of TASA’s unaffiliated minority shareholders requested this purchase. Telefónica has chosen the Transaction as the means to satisfy its obligation under the Decree. Telefónica will pay Ps.1.00 per Class B Share, in cash. On or prior to December 11, 2009, Telefónica will make available the funds necessary to pay the purchase price for all of the Class B Shares (including all Class B Shares represented by ADSs). Following this funding, Telefónica will publish a notice and take the administrative steps and make the filings and recordings required to be taken or made under Argentine law in order to complete its acquisition of the minority-owned Class B Shares (including Class B Shares represented by ADSs). Once all of these actions are taken, all of your Class B Shares and all of the Class B Shares represented by your ADSs, including any of those as to which you may have exercised the appraisal rights described below, will be cancelled by operation of Argentine law and new TASA shares will be issued to Telefónica in their place, resulting in Telefónica beneficially owning 100% of TASA (the “Final Transfer”).

Purpose of the Transaction

The purpose of the Transaction is to comply with Telefónica’s obligations under the Decree by acquiring all outstanding Class B Shares (including all Class B Shares represented by ADSs) held by unaffiliated minority shareholders at a fair price approved by the CNV. See “Special Factors — Purposes, Alternatives, Reasons and Effects of the Transaction”.

Principal Terms of the Transaction

The Purchase of and Payout for the Class B Shares and ADSs.  Telefónica will purchase all your outstanding Class B Shares (including all Class B Shares represented by ADSs) in the Transaction for the CNV-approved purchase price of Ps.1.00 per share, as set forth in its Declaration of Acquisition, a document required by the Decree and described in more detail below, a translation of which is included as an exhibit to this Schedule 13E-3 and is available to holders as described under “Introduction — Availability of Additional Information”. Telefónica’s Declaration of Acquisition, which was initially published on July 1, 2009 in the Argentine publications required by the Decree, included Telefónica’s purchase price. However, prior to this time, as a result of receiving a notice from one of TASA’s unaffiliated minority shareholders, Telefónica had already announced publicly on April 28, 2009 that it was considering its options as to how to fulfill its obligations under the Decree.

Regardless of how Telefónica elects to satisfy its obligations under the Decree, Telefónica is obligated to pay an “equitable” or “fair” price for your Class B Shares. The Decree sets forth a number of factors that Telefónica was required to take into account when establishing the purchase price, including the mean price of the Class B Shares on the BASE during the six month period preceding the announcement of the Transaction, the book value of the Class B Shares and TASA’s enterprise value. Telefónica determined the purchase price in accordance with these and certain other factors as explained in more detail under “Special Factors — Determination of Fairness by Telefónica — Substantive Fairness”.

On or prior to December 11, 2009, Telefónica will establish (1) an escrow account in Argentina (the “Argentine Escrow Account”) with BBVA Banco Francés S.A., a qualified Argentine financial institution (the “Escrow Agent”), and deposit in such account the aggregate Argentine peso purchase price for the Class B Shares held directly, and not in the form of ADSs, by TASA’s unaffiliated minority holders of the Class B Shares regardless of the nationality, domicile or residence of such minority shareholders and (2) an escrow account maintained by the Escrow Agent with Standard Chartered Bank in New York by depositing in such account the U.S. dollar equivalent of the aggregate Argentine peso purchase price for the Class B Shares held indirectly, in the form of ADSs, by TASA’s unaffiliated minority holders of ADSs (the “U.S. Escrow Account”, and together with the Argentine Escrow Account, the “Escrow Accounts”) regardless of the nationality, domicile or residence of such minority holders of ADSs. For purposes of funding the Argentine Escrow Account, the number of Class B Shares will be calculated as (1) the number of Class B Shares (not represented by ADSs) held by unaffiliated minority holders on December 3, 2009, the date of CNV approval, and (2) the number of Class B Shares pending transfer to unaffiliated minority holders by Citibank, N.A. as depositary for TASA’s ADS program (the “Depositary”) as a result of requests for cancellation of ADSs by unaffiliated minority holders prior to 5:00 p.m. New York City time on that same date. The U.S. Escrow Account will be funded in U.S. dollars based on (1) the number of ADSs held by unaffiliated minority holders on the date of CNV approval and (2) the number of ADSs pending issuance by the Depositary as a result of deposits of Class B Shares by unaffiliated minority holders prior to 5:00 p.m. New York City time on that same date. In addition, for purposes of funding the U.S. Escrow Account and determining the U.S. dollar equivalent purchase price payable to holders of ADSs, the Argentine peso purchase price will be converted into U.S. dollars at Ps.3.8107 per U.S. dollar, the exchange rate in effect on the business day on which the CNV approved the Transaction.

If you hold Class B Shares directly and do not wish to dispute the purchase price, you may obtain payment for your directly-held Class B Shares by following the steps set forth under “Terms of the Transaction — Payment of Purchase Price to Non-Objecting Holders — Payment to Holders of Class B Shares” at any time following the date on which Telefónica funds the Argentine Escrow Account. If you hold ADSs and do not wish to dispute the purchase price, you may obtain payment for your ADSs by following the steps set forth under “Terms of the Transaction — Payment of Purchase Price to Non-Objecting Holders — Payment to Holders of ADSs” and thereby instructing the Depositary to withdraw from the U.S. Escrow Account, on your behalf, an amount equal to the U.S. dollar equivalent of the purchase price of the Class B Shares represented by your ADSs. By withdrawing, or causing the Depositary to withdraw, funds from an Escrow Account you definitively waive your appraisal rights with respect to the purchase price.

If you hold Class B Shares directly and you neither dispute the fairness of the purchase price nor withdraw funds from the Argentine Escrow Account before the end of the Objection Period, you will receive payment of the CNV-approved purchase price from the Argentine Escrow Account automatically and promptly after the end of the Objection Period. If you hold ADSs and you neither dispute the fairness of the purchase price prior to March 10, 2010, the objection deadline established for holders of ADSs, nor instruct the Depositary to withdraw funds from the U.S. Escrow Account on your behalf before March 15, 2010, the expiry date of the Objection Period, you will receive payment of the U.S. dollar equivalent of the CNV-approved purchase price from the U.S. Escrow Account after the end of the Objection Period and, if you hold your ADSs in registered form evidenced by American Depositary Receipts, or ADRs, after you have surrendered your ADRs evidencing your ADSs to the Depositary in the manner set forth in this Schedule 13E-3. The Depositary will distribute amounts received by it from the U.S. Escrow Account on your behalf no later than three New York business days after the end of the Objection Period or the surrender of ADRs evidencing your ADSs, as the case may be.

If you dispute the purchase price, you will not receive payment until the conclusion of appraisal proceedings. To exercise an appraisal right, you must follow the procedures described under “Terms of the Transaction — Appraisal Rights — Exercise of Appraisal Rights by Holders of Class B Shares” or “Terms of the Transaction — Appraisal Rights — Exercise of Appraisal Rights by ADS Holders”, as applicable, below.

The Final Transfer.  Unless you have already received payment for your securities, effective upon the Final Transfer all of the rights represented by the Class B Shares, including those represented by ADSs, convert automatically, and by operation of Argentine law into the right to receive the CNV-approved cash purchase price and the right to exercise appraisal rights as described below (the rights which you retain after the Final Transfer are referred to herein as the “Transaction Proceeds Rights”). If you are a direct holder of Class B Shares other than the Depositary on the date of the Final Transfer, Caja de Valores S.A. (“Caja de Valores”), the Argentine clearance and settlement system, will make a notation on your account indicating that, until the end of the objection period provided under the Decree, you continue to be entitled to present your Class B Shares for payment and continue to be entitled to exercise appraisal rights in connection with the Transaction (each such notation, a “Credit Notation”). As explained in greater detail below, the absence of a Credit Notation on the account of the Depositary at Caja de Valores will not impair the Transaction Proceeds Rights of the Depositary or, indirectly, of the ADS holders.

Outstanding TASA Class B Shares Not Owned by Telefónica and its Affiliates.  As of June 23, 2009, a total of 126,001,784 Class B Shares (including Class B Shares represented by ADSs), or 1.8% of TASA’s total outstanding Shares, were held by persons other than Telefónica and its affiliates.

Source and Amount of Funds.  The total amount of funds expected to be required by Telefónica to purchase the outstanding TASA Class B Shares not already owned by Telefónica or its affiliates, and to pay related fees and expenses, is estimated to be approximately Ps.131 million. For a more detailed description of the funds used in and the expenses related to the Transaction, see “Source and Amount of Funds or Other Consideration”.

Telefónica’s Position on the Fairness of the Transaction.  Telefónica has determined that the Transaction is both substantively and procedurally fair to the unaffiliated minority shareholders of TASA for purposes of Rule 13e-3 under the Exchange Act. Telefónica has also determined that the purchase price it is offering is fair for purposes of the Decree, in each case, based primarily on the factors set forth in “Special Factors — Determination of Fairness by Telefónica”.

TASA’s Position on the Fairness of the Transaction.  The Decree requires that each of TASA’s board of directors and its audit committee deliver to the CNV a document expressing its opinion as to the fairness of the purchase price offered by Telefónica and that TASA’s comisión fiscalizadora, or statutory audit committee, confirm that the acts of the board of directors and of the audit committee relating to these opinions were taken in accordance with applicable law and TASA’s bylaws. On July 15, 2009, TASA delivered to the CNV documents confirming to the CNV that both TASA’s board of directors (excluding directors who are also directors of Telefónica) and TASA’s audit committee believe that the purchase price offered by Telefónica is fair for purposes of the Decree. TASA’s statutory audit committee also confirmed to the CNV that the acts of TASA’s board of directors (excluding directors who are also directors of Telefónica) and TASA’s audit committee were properly taken. TASA also has determined that the Transaction is both substantively and procedurally fair to the unaffiliated minority shareholders of TASA for purposes of Rule 13e-3 under the Exchange Act. See “Special Factors — TASA Fairness Determination”.

Despite the determinations made by TASA, the TASA board of directors (excluding directors who are also directors of Telefónica), its audit committee and its statutory audit committee described above, none of TASA, its board of directors (excluding directors who are also directors of Telefónica), its audit committee or its statutory audit committee is making any recommendation to you with respect to the exercise of your rights to seek appraisal of your Class B Shares or the Class B Shares represented by your ADSs or otherwise to object in connection with the Transaction. You are required to make your own decisions on these matters.

Cancellation of ADSs and Withdrawal of Underlying Class B Shares and Deposit of Class B Shares and Issuance of ADSs.  The deposit agreement governing the ADSs (the “Deposit Agreement”) generally provides, subject to certain limitations and to the payment of certain fees and expenses, for the right of ADS holders to cancel their ADSs and withdraw the underlying Class B Shares represented by the ADSs and for holders of Class B Shares to deposit their Class B Shares for the issuance of ADSs. Under Argentine law, Telefónica is required to fund the entire purchase price for the relevant transaction based on the number of Class B Shares outstanding and held by unaffiliated minority holders as of the date of CNV approval. Because the Transaction requires Telefónica to fund the Argentine Escrow Account for the payment of unaffiliated minority holders of Class B Shares and the U.S. Escrow Account for the payment of unaffiliated minority holders of ADSs, it is necessary for the respective numbers of outstanding Class B Shares (not represented by ADSs) and ADSs to remain static as from the date of CNV approval of the Transaction. To achieve this, TASA and the Depositary were required to take appropriate action to prevent holders from requesting conversion of their securities from Class B Shares to ADSs or from ADSs to Class B Shares after 5:00 p.m. (New York City time) December 3, 2009, the date of the CNV approval. Thus, notwithstanding the general terms of the Deposit Agreement, you can no longer exchange ADSs for the underlying Class B Shares, or vice versa.

Appraisal Rights.  You have the right under the Decree to dispute the CNV-approved purchase price by initiating an arbitration or judicial proceeding in Argentina provided that you do so no later than three months after completion of publication of CNV approval of the Transaction, comply with certain other procedures described in this Schedule 13E-3, do not withdraw money from the Argentine Escrow Account, or, if you hold ADSs, cause the Depositary to withdraw money from the U.S. Escrow Account on your behalf and provide certain notices to the Depositary by the ADS objection deadline of March 10, 2010. In any appraisal proceeding, an Argentine judge or arbitrator will determine whether the price approved by the CNV is “fair” as contemplated by the Decree and notify the participants in the proceeding of the decision. This decision will not affect the purchase price paid to any non-objecting holders of Class B Shares or ADSs. Additionally, successful appraisal proceedings will not prevent or otherwise affect the automatic cancellation of your Class B Shares (including those represented by ADSs) or the issuance of new TASA shares to Telefónica upon the Final Transfer.

If you are a direct holder of Class B Shares as of the date of CNV approval of the Transaction (whether or not you were an ADS holder prior to CNV approval), you validly dispute the CNV-approved purchase price, you do not sell or otherwise dispose of your Class B Shares prior to the completion of the appraisal proceeding and you succeed in disputing the purchase price, you will be paid the original CNV-approved purchase price and the additional amount ordered by the Argentine tribunal or court (the “Top Up Amount”) in the manner and currency agreed between you and Telefónica or, failing such agreement, in the manner and currency ordered by the Argentine tribunal or court. If you are a holder of ADSs as of the date of CNV approval of the Transaction (whether or not you were a holder of Class B Shares and deposited those Class B Shares for the issuance of ADSs prior to CNV approval), you validly dispute the CNV-approved purchase price, you do not sell or otherwise dispose of your ADSs prior to the completion of the appraisal proceeding and you succeed in disputing the purchase price, you will be paid the original CNV-approved purchase price in U.S. dollars from the U.S. Escrow Account based on the U.S. dollar equivalent of the Argentine peso purchase price calculated at the Argentine peso to U.S. dollar exchange rate of Ps.3.8107 per U.S. dollar, the exchange rate in effect as of the date of CNV approval of the Transaction, and you will be paid the Top Up Amount in the manner and currency agreed between you and Telefónica or, failing such agreement, in the manner and currency ordered by the Argentine tribunal or court.

If you hold Class B Shares directly as of the date of CNV approval or after, including by virtue of having cancelled your ADSs and withdrawn the underlying Class B Shares prior to CNV approval, you will be required to have a bank or brokerage account in Argentina into which the Argentine peso proceeds of the Transaction may be deposited. In addition, if you are an objecting ADS holder entitled to receive a Top Up Amount, you may be required to have an Argentine bank or brokerage account into which the Top Up Amount may be deposited if the Top Up Amount is to be paid in Argentine pesos in Argentina as a result of a failure to reach an alternative agreement with Telefónica or as a result of a court or arbitration order. A brief explanation of the requirements for opening a bank or brokerage account in Argentina by non-residents is presented below under “Terms of the Transaction — Payment of Purchase Price to Non-Objecting Holders — General”. Argentine law imposes certain restrictions on the immediate conversion of these Argentine peso proceeds into U.S. dollars or other foreign currencies and transfer thereof outside of Argentina. See “Terms of the Transaction— Payment of Purchase Price to Non-Objecting Holders — General”.

Timetable.  The timetable set forth below provides an overview of the timeline for and relevant deadlines in connection with the Transaction. Capitalized terms set forth in the table below have the meanings ascribed to them elsewhere in this Schedule 13E-3. Unless otherwise indicated, all references in this Schedule 13E-3 to “business days” are to days that are business days in both Buenos Aires, Argentina and the City of New York, New York.

Date and Time	Event	Description

December 3, 2009	CNV approval of the Transaction	CNV approved Telefónica’s purchase price.

Date and Time	Event	Description

On or prior to December 11, 2009	Deposit by Telefónica of the aggregate purchase price into the Escrow Accounts and commencement of the Approval Publication	If you are a direct holder of Class B Shares, you may begin withdrawing payment for your Class B Shares from the Argentine Escrow Account in the manner set forth in this Schedule 13E-3 and, if you are a holder of ADSs, you may begin surrendering your ADSs to the Depositary and instructing the Depositary to withdraw payment for your ADSs from the U.S. Escrow Account in the manner set forth in this Schedule 13E-3.

December 15, 2009	Completion of Approval Publication and commencement of Objection Period	First day on which you may commence the process to exercise your appraisal rights and dispute the CNV-approved purchase price by filing a claim with the relevant arbitral tribunal or court in Buenos Aires, Argentina and, if you hold ADSs, by notifying the Depositary in the manner set forth in this Schedule 13E-3.
On or around December 31, 2009	Notarization of the Public Deed and Final Transfer	Your Class B Shares (including Class B Shares represented by ADSs) are automatically cancelled and thereafter your Class B Shares or ADSs, as applicable, represent only the right to receive the cash price payable in the Transaction or the right to dispute the purchase price. Upon cancellation of the Class B Shares, including the Class B Shares represented by ADSs, new shares are issued to Telefónica by operation of law. The Class B Shares and ADSs will be delisted and will no longer be negotiable or transferable after this date.

March 10, 2010 (5:00 p.m. New York City time)	ADS Objection Deadline	If you hold ADSs, this is the deadline by which the Depositary must be notified of your intention to dispute the purchase price in accordance with the procedures set forth herein so that the Depositary can deliver to you prior to the end of the Objection Period certain documentation that you will need to validly dispute the purchase price in Argentina. If your notification of intention to dispute the purchase price is not received by the Depositary by this deadline you will not be eligible to exercise your Appraisal Rights. To ensure timely delivery, you are urged to contact your bank, broker or other intermediary at least five business days prior to this deadline.

March 15, 2010	End of Objection Period	Holders of Class B Shares and ADSs wishing to exercise their Appraisal Rights and dispute the purchase price must file an action with the competent Argentine arbitral tribunal or court in Buenos Aires on or prior to this date.

Date and Time	Event	Description

On or after March 16, 2010 (subject to special payment procedures for holders of ADSs in registered form evidenced by ADRs)	Automatic payment to remaining non-objecting former direct holders of Class B Shares and holders of ADSs in book-entry form; eligibility of holders of ADS in registered form evidenced by ADRs to receive automatic payment	Caja de Valores sends payment to all direct holders of Class B Shares who are not disputing the purchase price and who have not previously withdrawn funds from the Argentine Escrow Account. In addition, the Escrow Agent sends payment to the Depositary for all ADS holders who are not disputing the purchase price and who have not previously directed the Depositary to withdraw funds from the U.S. Escrow Account. Remaining ADS holders who hold their ADSs in book-entry form automatically receive payment from the Depositary and holders of ADSs in registered form evidenced by ADRs receive payment from the Depositary upon surrender of their ADRs evidencing the ADSs in compliance with procedures set forth in this Schedule 13E-3.
Upon completion of appraisal proceeding	Payment to objecting holders	Direct holders of Class B Shares who validly disputed the purchase price receive payment of the original purchase price from the Argentine Escrow Account and holders of ADSs who validly objected to the purchase price receive payment of the original purchase price from the U.S. Escrow Account. If the Objecting Shareholders are successful in establishing a higher purchase price, the Objecting Shareholders will receive any Top Up Amount as agreed between Telefónica and the Objecting Shareholders or, failing such agreement, in the manner and currency ordered by the Argentine tribunal or court.

BACKGROUND

The Decree

Under the Decree, any minority shareholder in a “controlled company” may serve notice on a controlling shareholder demanding that such controlling shareholder make an offer to purchase all shares held by unaffiliated minority shareholders at a “fair price” (the “Triggering Notice”). The Decree defines a “controlled company” as any corporation (sociedad anónima) controlled by a shareholder or group of shareholders that directly or indirectly owns 95% or more of the shares in such corporation. Consequently, TASA is a “controlled company” with respect to Telefónica. On April 27, 2009, Telefónica received a Triggering Notice from one of TASA’s unaffiliated minority shareholders demanding that Telefónica purchase all of the Class B Shares held by such shareholder. Telefónica publicly disclosed receipt of the Triggering Notice on April 28, 2009. Upon receipt of a Triggering Notice, Telefónica became obligated to respond, within 60 days, in one of two ways: (1) commence a tender offer (oferta pública de adquisición) for all Class B Shares held by unaffiliated minority shareholders, in which case, each unaffiliated minority shareholder would have been given the decision of whether or not to sell its shares (the “Tender Offer Option”) or (2) issue a declaration of acquisition (declaración de adquisición) (the “Declaration of Acquisition”) the result of which is a transfer to Telefónica, by operation of Argentine law and without any vote or other action on the part of the unaffiliated minority holders of the Class B Shares, of all of the minority shares, at a “fair price” (the “Declaration Option”). If during the 60-day period after receipt of the Triggering Notice Telefónica had refused to exercise either of these two options, the petitioning shareholder would have been entitled to insist that an Argentine court declare it shares judicially sold to Telefónica at a “fair price” determined by such Argentine court (the “Individual Judicial Sale Option”). Telefónica has elected to pursue the Declaration Option and on June 23, 2009, Telefónica’s board of directors approved its Declaration of Acquisition. In accordance with the requirements of the Decree, on July 4, 2009, Telefónica completed the initial required publication of its Declaration of Acquisition.

The Decree requires that the board of directors of TASA, TASA’s audit committee and TASA’s comisión fiscalizadora, or statutory audit committee, provide certain opinions to the CNV regarding the Transaction. On July 15, 2009, TASA delivered to the CNV, as required by the Decree, documents confirming that both TASA’s board of directors (excluding all directors who are also directors of Telefónica) and TASA’s audit committee, which is comprised entirely of independent directors, believe that the price Telefónica is offering is fair for purposes of the Decree. The documents also confirmed that TASA’s statutory audit committee believes that the acts of TASA’s board of directors and TASA’s audit committee were properly taken. Since TASA’s submission on July 15, 2009, the CNV has requested, from time to time, certain additional documents or information from TASA and Telefónica and the CNV may continue to do this in the future. Both TASA and Telefónica have properly responded to all CNV requests and expect to continue to do so should additional requests be made.

Under Argentine law, there is no limit on the time that the CNV may take to review a transaction subject to the Decree or on the types of additional information that it may request in connection with reaching a conclusion on a transaction. Following its review procedure, on December 3, 2009, the CNV approved the Transaction.

Telefónica will make available the funds to pay the purchase price of all of the Class B Shares (including all Class B Shares represented by ADSs) held by unaffiliated minority shareholders by depositing those funds in the Escrow Accounts established for this purpose on or prior to December 11, 2009. Thereafter, holders of Class B Shares, including the Depositary acting on behalf of holders of ADSs, who have not exercised and do not intend thereafter to exercise their right to object to the CNV-approved purchase price, may obtain payment for their Class B Shares from the Escrow Agent by following the procedures described in this Schedule 13E-3, and ADS holders may obtain payment for their ADSs by delivering their ADSs to the Depositary and complying with the procedures described below. On or about December 31, 2009, Telefónica will present for registration with the Argentine Commercial Registry certain documentation relating to the Transaction, including the CNV approval (such documentation, the “Public Deed”) and upon the date on which the Public Deed is notarized prior to its presentation and registration, the Final Transfer completing Telefónica’s acquisition of 100% of TASA will take place.

SPECIAL FACTORS

Purposes, Alternatives, Reasons and Effects

On June 23, 2009, Telefónica’s board of directors authorized the Transaction. The purpose of the Transaction is for Telefónica to comply with the Decree by issuing a Declaration of Acquisition that will result in the transfer to Telefónica, by operation of law and without any vote or other action on the part of TASA’s unaffiliated minority shareholders, of all outstanding Class B Shares (including those represented by ADSs) held by them at a price determined to be fair by Telefónica’s board of directors for purposes of the Decree and approved by the CNV.

As a result of the Transaction, Telefónica’s beneficial ownership in TASA will increase from approximately 98.2% to 100%. On the date that Telefónica acquires 100% ownership of TASA, public trading of the Class B Shares on the BASE and ADSs on the NYSE will cease. Telefónica also will seek to cause the common stock of TASA to be deregistered under the Exchange Act.

As of the date of this Schedule 13E-3, TASA has outstanding and listed on the NYSE three series of debt securities (the “Debt Securities”). As of December 31, 2008, the total outstanding principal amount of the Debt Securities was approximately U.S.$331.2 million. Approximately 59% of the principal amount of the Debt Securities matures in 2010 and the remainder matures in 2011. For so long as TASA has outstanding a series of Debt Securities that is listed on the NYSE or registered under the Exchange Act, TASA will continue to be required to file an annual report on Form 20-F and certain current reports with the SEC and to comply with certain other provisions of the Exchange Act.

On September 24, 2009, TASA launched tender offers to purchase up to U.S.$50 million and Ps.200 million of the outstanding Debt Securities, and on October 8, 2009, TASA increased the size of the U.S. dollar tender offer up to U.S.$75 million. The tender offers closed on October 22, 2009, and as a result, the total outstanding principal amount not held by TASA or its affiliates of Debt Securities as of such date was $264.0 million. TASA may in the future consider from time to time various additional means by which it might retire some or all of these Debt Securities before their stated maturity dates, including by means of permitted prepayments, tender offers, defeasance or any other appropriate methods. Once all of these Debt Securities are repaid or otherwise retired, TASA will seek their delisting from the NYSE and will seek to terminate their registration under the Exchange Act. Upon completion of both (1) the delisting of TASA’s ADSs from the NYSE and the termination of the registration of the Class B Shares and the ADSs under the Exchange Act following the Final Transfer and (2) the delisting of the Debt Securities from the NYSE and the termination of the registration of all of the Debt Securities under the Exchange Act, TASA will no longer be subject to SEC reporting obligations, including the requirement to file an annual report or make available annual financial statements, and TASA will no longer be subject to the rules of the SEC or the NYSE, including the requirement that it have an independent audit committee.

As the sole shareholder of TASA, Telefónica will receive the benefit of the right to participate in any and all future increases in TASA’s value and will bear the complete risk of any and all losses incurred in the operation of TASA and any decreases in TASA’s value. Telefónica also will realize, directly or indirectly, all of the benefits of TASA no longer being a publicly listed or traded company in Argentina or having publicly listed and traded common equity in the United States and of no longer having any unaffiliated minority shareholders. These benefits will include marginal cost savings associated with TASA no longer being required to, among other things, prepare and file an annual corporate governance report in Argentina or distribute annual reports to unaffiliated minority shareholders. Once TASA has delisted and deregistered the Debt Securities as described above, it also will save the costs associated with being required to file annual and other reports with the SEC, maintain an independent audit committee and comply with other rules of the SEC or the NYSE. While Telefónica is not able to accurately estimate such cost savings at this time, Telefónica expects them to be relatively modest. Telefónica also believes that the absence of unaffiliated minority shareholders in TASA will reduce, to some extent, the risk of litigation against Telefónica, TASA and their respective affiliates.

In view of the fact that Telefónica is obligated by the Decree to purchase the remaining outstanding Class B Shares, except for its analysis of the Individual Judicial Sale Option described below, Telefónica did not analyze or assess the reasons for conducting the Transaction as compared to not implementing any transaction. Instead,

Telefónica and its board of directors analyzed how best to satisfy the obligation imposed upon Telefónica as a result of the Triggering Notice delivered by a TASA unaffiliated minority shareholder.

After comparing the Declaration Option, the Tender Offer Option and the possibility of doing nothing and, as a result, becoming subject to the Individual Judicial Sale Option under which Telefónica would be required to purchase the Class B Shares of the triggering shareholder at a court ordered price, Telefónica concluded that the Declaration Option was the compliance alternative that best satisfied its objectives while being consistent with the interests of TASA’s unaffiliated minority shareholders.

The following reasons factored into Telefónica’s decision to comply with the Decree by means of the Declaration Option and make a cash payment to TASA’s unaffiliated minority holders in consideration of their Class B Shares that will be transferred to Telefónica:

•	the ongoing expenses of TASA maintaining a listing on the BASE and an equity listing on the NYSE, including investor relations expenses associated with these continued listings will be reduced and, following the repayment or retirement of the Debt Securities, the delisting of these securities from the NYSE and the deregistration of these securities under U.S. securities laws, the costs of being an SEC-registered company will be eliminated;

•	the need to dedicate management time to compliance with the requirements associated with the continued listings and the needs of the public shareholders will be reduced and can be refocused on TASA’s business;

•	for many months, the public market has offered very little trading liquidity for unaffiliated minority investors and thus little opportunity to exit from their investment in TASA, as, (i) during the 12-month period ended June 30, 2009, the average daily trading volume in TASA’s Class B Shares on the BASE (which are quoted in lots of ten shares) was only 21,674 Class B Shares, or 0.02% of the public float, and the average daily trading volume of the ADSs on the NYSE during that period was only 5,132 ADSs, or 0.2% of the public float, and (ii) the Class B Shares did not trade at all on 41% of the trading days during that period and the ADSs did not trade on 2% of the trading days during that period;

•	the limited market liquidity described above may have adversely affected the market price for the Class B Shares and the ADSs prior to announcement of the Triggering Notice and its impact on the market trading price of the Class B Shares due to the expectation of a buyout under the Decree, with the closing price of a lot of ten Class B Shares on the BASE on April 27, 2009 (the last day before the Triggering Notice Publication Date) being Ps.6.25 (the equivalent of Ps.0.62 per Class B Share) and the closing price of the ADSs on the NYSE on that day being U.S.$6.98 (compared to Telefónica’s purchase price per ADS of U.S.$10.81 applying the Argentine peso per U.S. dollar exchange rate of 3.7012 as published by the Argentine Central Bank for April 27, 2009);

•	given that TASA is an Argentine corporation with a very limited U.S. nexus and with virtually no assets, operations or employees in the United States and that a non-U.S. shareholder already beneficially owns approximately 98.2% of TASA’s capital stock, neither Telefónica nor TASA foresee TASA needing or desiring to seek access to the U.S. equity markets as a stand-alone entity;

•	the Declaration Option is the only option that assures that Telefónica will acquire ownership of 100% of the outstanding TASA shares;

•	the Declaration Option is the quickest and most cost effective way for Telefónica to comply with the Decree because the Tender Offer Option would have involved additional delays associated with obtaining additional required CNV approvals and would have involved higher costs associated with complying with the tender offer rules under the Exchange Act;

•	use of the Tender Offer Option, in all likelihood, would have left TASA as a controlled, public subsidiary of Telefónica with even less trading liquidity for those TASA unaffiliated minority shareholders who elected not to, or forgot to, tender their Class B Shares or with respect to Class B Shares that simply could not be found; and

•	reliance on the Individual Judicial Sale Option would have exposed Telefónica to significant uncertainties as to price and timing and it would not have resolved, in any permanent manner, the issue of TASA’s minority shareholders because the Decree process could have been triggered again by the delivery of another Triggering Notice with the potential result that different unaffiliated minority shareholders would receive different prices.

Telefónica also considered certain potentially negative factors associated with selecting the Declaration Option over another compliance option permitted by the Decree, primarily that the Declaration Option does not permit unaffiliated minority shareholders to decide whether to sell their Class B Shares and that all rights inherent in those Class B Shares will be transferred to Telefónica involuntarily at the price approved by the CNV.

The foregoing discussion of the factors considered by Telefónica is not intended to be exhaustive, but, rather, includes the material factors considered by Telefónica’s board of directors. In reaching its decision to pursue the Declaration Option, Telefónica’s board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. Telefónica’s board of directors considered all of these factors as a whole, including discussions with, and questioning of, certain members of Telefónica’s management, and overall the factors support its decision to proceed by means of the Declaration Option. Telefónica’s board further concluded that any risks or other potentially negative factors for TASA’s unaffiliated minority shareholders associated with the Declaration Option either were ameliorated by other provisions of the Decree, such as the requirement that the CNV approve the purchase price and the fact that minority shareholders have appraisal rights, or were outweighed by the relative advantages of the Declaration Option.

Upon completion of the Transaction, TASA’s unaffiliated minority shareholders will not bear the risks of potential decreases in the value of their holdings in TASA based on any downturns in TASA’s future performance. Under the Transaction, TASA’s unaffiliated minority shareholders will receive a single cash price for their Class B Shares (including those represented by ADSs) and may then choose an alternative investment offering greater liquidity than the Class B Shares or otherwise use their funds as they see fit.

Certain U.S. Federal Income Tax Considerations

The information set forth under “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation” in TASA’s 2008 Annual Report on Form 20-F (the “TASA 2008 20-F”) is incorporated herein by reference.

Certain Argentine Income Tax Considerations

The information set forth under “Item 10. Additional Information — E. Taxation — Argentine Taxation” in the TASA 2008 20-F is incorporated herein by reference.

Determination of Fairness by Telefónica

Substantive Fairness

General

Telefónica’s board of directors established the purchase price of Ps.1.00 per Class B Share for all outstanding Class B Shares held by unaffiliated minority shareholders, considering the requirements of Article 32 of the Decree and its obligation under Rule 13e-3 under the Exchange Act to determine whether the Transaction is “fair” to the unaffiliated minority shareholders. As required by Article 32 of the Decree, Telefónica’s board of directors considered, among others, the following factors, in establishing the “fair” purchase price for the outstanding Class B Shares not already owned by Telefónica or any of its affiliates: (1) the mean price of the Class B Shares on the BASE during the immediately preceding six months, (2) the book value of the Class B Shares, (3) TASA’s enterprise value based on a discounted cash flow analysis and based on analyses of certain financial indicators of TASA versus those of comparable companies or ventures, (4) TASA’s liquidation value, and (5) the prices at which certain types of transactions involving the Class B Shares have taken place within the past year (the factors listed in clauses (1) through (5) above, collectively, the “Fairness Determination Factors”). Telefónica’s board of directors also took into account the fact that, under Article 32 of the Decree, a purchase price that is lower than the mean price of TASA’s publicly traded shares during the immediately preceding six months cannot be considered “fair”. In addition, Telefónica’s board of directors considered current and historical market prices for the Class B Shares more generally and the fact that, at no time during the past two years, did Telefónica or its board of directors receive any firm offers from a third party for the merger or consolidation of TASA, the sale to a third party of all or substantially all of TASA’s assets or any other business combination transaction the result of which would have been a change of control in TASA.

In considering the Fairness Determination Factors and the other factors referred to above, Telefónica reviewed, relied in part upon, and adopted analyses of the ranges of potential values of the Class B Shares that resulted from the application of accepted valuation methodologies. These financial analyses, including the selection of valuation methodologies, were prepared by Telefónica’s management. The financial analyses undertaken by Telefónica’s management included, among others, (1) an analysis of the current and historical market prices of the Class B Shares and the ADSs, (2) an analysis of the book value per Class B Share, (3) an analysis of the equity value of TASA based on a discounted cash flow analysis, (4) an analysis of certain TASA financial ratios compared to those of selected similar companies, (5) an analysis of certain precedent transactions and (6) an analysis of the purchase price paid by Telefónica or its affiliates for Class B Shares during the past two years. Telefónica’s management did not analyze TASA’s liquidation value as it did not view this measure as a fair valuation of TASA because it does not intend to liquidate TASA and because, in any event, a liquidation analysis would have resulted in a substantially lower valuation than the purchase price offered. In view of the extensive knowledge that Telefónica’s management has of TASA and its business due to Telefónica’s position as the beneficial owner of approximately 98% of TASA’s equity securities, neither Telefónica’s board of directors nor its management retained the services of an independent financial advisor to assist in the preparation of any of the financial analyses presented to Telefónica’s board of directors and these financial analyses were not reviewed by any independent third party outside of Telefónica and its board of directors.

Management’s Fairness Presentation

Current and historical market prices

The Class B Shares are quoted on the BASE in lots of ten, and the following discussion refers to the quoted price per lot of ten Class B Shares. In order to accurately compare the purchase price with the quoted price of the Class B Shares it is necessary to multiply the purchase price by ten. The Transaction represents an opportunity for TASA’s unaffiliated minority shareholders to receive cash for each of their Class B Shares, not subject to any financing condition, at a premium of 37% per ten Class B shares over the average closing price of the Class B Shares on the BASE for the six-month period ended on June 22, 2009 (the trading day immediately preceding the day on which Telefónica announced the Transaction), a premium of approximately 60% per ten Class B Shares over the closing price of the Class B Shares on the BASE on April 27, 2009 (the trading day immediately preceding the Triggering Notice Publication Date) or a premium of approximately 4% per ten Class B Shares over the closing price of the Class B Shares on the BASE on June 19, 2009 (the last trading day on which a price for the Class B Shares was quoted on the BASE prior to Telefónica’s announcement of the Transaction).

Each ADS represents 40 Class B Shares. The effective purchase price of Ps.40.00 per ADS represents a premium of approximately 29% over the average closing price of the ADSs on the NYSE for the six-month period ended June 22, 2009, a premium of approximately 55% over the closing price of the ADSs on the NYSE on April 27, 2009 (the trading day immediately preceding the Triggering Notice Publication Date) and a premium of approximately 4% over the closing price of the ADSs on the NYSE on June 22, 2009 (the trading day immediately preceding the day on which Telefónica announced the Transaction), assuming in each case an exchange rate of Ps.3.7792 per U.S. dollar, the exchange rate published by the Argentine Central Bank for June 22, 2009.

The following table provides the amount by which the purchase price represents a premium over the average of the closing prices of the Class B Shares on the BASE and the average of the closing prices of the ADSs on the NYSE during the six months, three months and one month prior to April 27, 2009 and June 22, 2009, the date on which Telefónica received the Triggering Notice and the trading day before Telefónica announced the Transaction, respectively.

	Price per Lot of
	Ten Class B Shares	Purchase		Purchase
	(in Argentine	Price	Price per ADS	Price
	Pesos)	Premium	(in U.S. dollars)(2)	Premium

Premium Analysis
June 22, 2009(1)	9.60	4.2%	10.20	3.8%
April 27, 2009	6.25	60.0%	6.98	54.8%
Six-Month Average as of June 22, 2009	7.33	36.5%	8.21	28.9%
Six-Month Average as of April 27, 2009	5.70	75.5%	6.47	67.1%
Three-Month Average as of June 22, 2009	8.38	19.3%	8.97	18.0%
Three-Month Average as of April 27, 2009	6.37	56.9%	7.48	44.5%
One-Month Average as of June 22, 2009	9.20	8.7%	10.26	3.1%
One-Month Average as of April 27, 2009	6.54	52.9%	7.12	51.9%

(1)	Class B Shares did not trade on the BASE on June 22, 2009. The last trading day on which a price for the Class B Shares was quoted on the BASE prior to Telefónica’s announcement of the Transaction was June 19, 2009.

(2)	Calculated as the purchase price per Class B Share multiplied by 40 and converted to U.S. dollars at a rate of Ps.3.7792 per U.S. dollar, the exchange rate published by the Argentine Central Bank for June 22, 2009.

The following graph illustrates changes in the closing prices of the Class B Shares on the BASE and the value of the Mercado de Valores (MERVAL) Index, relative to their respective closing price and value on January 2, 2009. Closing prices and values are each represented by a value of 100 on January 2, 2009.

Book value

Management advised Telefónica’s board that, according to TASA’s unaudited balance sheet at March 31, 2009, the latest balance sheet date for TASA available at that time, the book value per Share was approximately Ps.0.37. TASA calculates book value as of any date by dividing the amount of shareholders’ equity of TASA as of such date under Argentine GAAP (as defined under “Financial Statements”) divided by the number or Shares outstanding as of such date. Using the same methodology, unaudited book value per Share at June 30, 2009, after Telefónica’s board determined the fairness of the purchase price, was Ps.0.39.

Discounted cash flow analysis

Using discounted cash flow methodology, management reviewed the projected free cash flows of TASA, which are calculated as set forth in the table below, based on information developed by Telefónica’s management for the nine-month period starting on April 1, 2009 and ending on December 31, 2009 and fiscal years ending December 31, 2010 through 2013. These free cash flows were discounted to present value at TASA’s weighted average cost of capital (“WACC”), calculated by management at 14.38% based on, among other factors, the credit spread of TASA’s outstanding debt securities, an Argentine country risk premium of 8.85% (as measured by the Emerging Markets Bond Index (EMBI)), and TASA’s expected capital structure, to derive an implied per Share equity value for TASA.

To permit Telefónica to develop a view of the value of TASA as a going concern, TASA’s management prepared financial projections based on its three-year plan for 2009 through 2011 (the “Three Year Plan”). Telefónica’s management then revised the TASA information to reflect Telefónica’s management’s view of TASA’s business. Based on that view, Telefónica’s management also prepared financial projections for 2012 and 2013 assuming sustained growth rates for TASA’s operations and based on the same strategic premises as contemplated in the Three Year Plan (these strategic premises are described under “Special Factors — Reports, Opinions, Appraisals and Negotiations — Preparer and Summary of the Report, Opinion or Appraisal — Financial Analyses — Discounted future cash flow analysis”). Other key assumptions utilized by Telefónica’s management in connection with the preparation of these projections include the following:

•	growth in the Argentine telecommunications market in general, continued expansion by TASA in broadband services and maintenance of TASA’s current fixed line client base;

•	increases in TASA’s revenues based on a mix of a growing customer base and inflation, resulting in a compound annual revenue growth of 13.5% throughout the 2009-2013 period;

•	maintenance of stable earnings before interest, tax, depreciation and amortization (“EBITDA”) margins, calculated as described below, as a consequence of contained costs and expenses through the projection period improving from 32.5% in 2009 to 32.9% in 2013, and assuming a long term EBITDA margin of 34.1%;

•	maintenance of capital expenditures sufficient to assure quality of service and support the projected increase in broadband business, decreasing from 17.6% of revenues in 2009 to 15.1% in 2013, and assuming a long term ratio of 13.5% of revenues;

•	real GDP growth in Argentina of 4.5% and 4.0% for years 2009 and 2010, respectively, and growth of 3.5% in each of 2011, 2012 and 2013;

•	Argentine inflation rates of 23%, 18%, and 13% for years 2009, 2010, and 2011, respectively, and a stable annual rate of inflation of around 10% from 2012 on; and

•	an average exchange rate for the Argentine peso to the U.S. dollar of Ps.3.83, Ps.3.72, Ps.4.02, Ps.4.23 and Ps.4.41 for years 2009, 2010, 2011, 2012, and 2013, respectively.

The table below shows the calculation by Telefónica’s management of TASA’s free cash flow in U.S. dollars for 2008 and the three months ended March 31, 2009 (the latest date for which TASA financial statements were available prior to Telefónica’s board of directors’ meeting) and estimated free cash flow for the nine months ended December 31, 2009 and the years ended December 31, 2009, 2010, 2011, 2012 and 2013. This information is included solely for the purpose of providing TASA’s unaffiliated minority shareholders with access to certain information considered by Telefónica’s board of directors in its consideration and evaluation of the purchase price. The inclusion of this information should not be regarded as an indication that Telefónica’s board of directors considered or now considers it to be a reliable prediction of future results. The projected financial information was prepared by Telefónica’s management for internal budgeting and other purposes only, and was not prepared with a view toward public disclosure or towards compliance with the published guidelines of the relevant U.S. or Argentine accounting standards, rules or requirements or the guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information. The projected financial information reflects Telefónica’s management’s assumptions with respect to industry performance, general business, competitive environment, economic, market and financial conditions and other matters, all of which are difficult to predict and are beyond Telefónica’s control. Furthermore, the internal financial forecasts upon which the projected financial information is based are subjective in many respects. The projected financial information does not constitute factual information and should not be relied upon as being necessarily indicative of future results. Moreover, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

			Three	Nine
			Months	Months
			Ended	Ended						CAGR
			March 31,	December 31,					Terminal	2009-
	2008	2009E	2009	2009E	2010E	2011E	2012E	2013E	Value	2013E
	(In millions of Argentine pesos,
	except % and as otherwise indicted)
Revenues	4,761	5,387	1,355	4,032	6,276	7,119	7,902	8,771	8,771	13.5%
y-o-y change		13.1%			16.5%	13.4%	11.0%	11.0%	—
EBITDA(1)	1,765	1,749	487	1,262	2,050	2,230	2,569	2,886	2,987	9.8%
Capital expenditures	(904)	(950)	(154)	(796)	(1,136)	(1,195)	(1,276)	(1,324)	(1,184)	9.0%
Ratio of capital expenditures/revenues	19.0%	17.6%	11.4%	19.7%	18.1%	16.8%	16.2%	15.1%	13.5%
EBITDA less capital expenditures	861	799	333	466	914	1,035	1,293	1,562	1,803	10.7%
y-o-y change		(7.2)%			14.4%	13.2%	24.9%	20.8%	15.5%
EBIT(1)	766	1,074	241	833	828	834	1,250	1,835	1,803	13.0%
Taxes (35%)				(292)	(290)	(292)	(437)	(642)	(631)
Depreciation and amortization	999	675	246	429	1,223	1,396	1,319	1,052	1,184
Capital expenditures	(904)	(950)	(154)	(796)	(1,136)	(1,195)	(1,276)	(1,324)	(1,184)
Investments in working capital(1)	—	—	—	24	28	35	(16)	(16)	—
Other	—	—	—	—	(34)	(34)	(33)	(31)	—
Free cash flow				199	618	744	806	873	1,172
y-o-y change						20%	8%	8%	34%
Ps./U.S.$ exchange rate				3.83	3.72	4.02	4.23	4.41	4.41
Free cash flow (in millions of U.S. dollars)(2)				52	166	185	190	179	266
y-o-y change						11%	3%	(6)%

(1)	EBITDA is calculated by subtracting administrative expenses and selling expenses from gross profit and then subtracting other expenses, net, and adding depreciation and amortization, as set forth in the table below. EBIT is calculated by subtracting depreciation and amortization from EBITDA, as set forth in the table below. Free cash flow is calculated by subtracting taxes from EBIT, adding depreciation and amortization, subtracting capital expenditures and adding investments in working capital and other as set forth in the table below. Investments in working capital are calculated as the net change in accounts payable to suppliers and operating taxes payable from the end of the previous period to the end of the current period minus the net change in accounts receivable from clients from the end of the previous period to the end of the current period. “Other” refers to payments for “ERE” (pre-retirement program) obligations assumed for work performed in 2007 and 2008 due in the years 2010 through 2013. None of EBITDA, EBIT or free cash flow is an explicit measure of financial performance under Argentine GAAP (as defined in “Financial Statements”) or U.S. generally accepted accounting principles (“U.S. GAAP”) and may not be comparable to other similarly titled measures for other companies. None of EBITDA, EBIT or free cash flow should be considered an alternative to operating income as an indicator of the TASA’s operating performance, or an alternative to cash flows from operating activities as a measure of its liquidity.

Year Ended
December 31, 2008
(In millions of
Argentine pesos)

Gross profit	2,400
Administrative expenses	(452)
Selling expenses	(1,014)
Subtotal	934
Other expenses, net	(168)
Depreciation and amortization	999
EBITDA	1,765
Depreciation and amortization	999
EBIT	766
Tax (35%)	(268.1)
Depreciation and amortization	999
Capital expenditures	(904)
Investments in working capital	—
Other	—
Free cash flow	592.9

(2)	The 2013 figure includes present value of “ERE” (retirement payments) for the years 2014 through 2025 (which are included under “Other” until 2013). Without this inclusion, the estimated U.S. dollar-denominated free cash flow for 2013 would have grown at approximately 4% compared to the estimated amount for 2012.

To arrive at the equity value per Share, Telefónica’s management applied a terminal perpetual growth rate of 3% to TASA’s U.S. dollar denominated free cash flows and discounted these U.S. dollar denominated free cash flows to present value by applying a WACC of 14.38%, which was calculated based on the factors described above. Telefónica’s management believes that this 3% terminal perpetual growth rate is reasonable given its inflation expectations and long-term growth projections for TASA’s business, which are essentially flat in real terms.

For purposes of calculating TASA’s per Share equity value using discounted cash flow analysis, Telefónica’s management also assumed, as of March 31, 2009, a net debt position, calculated as financial short- and long-term debt less cash and cash equivalents, of $232 million, 6,984 million Shares outstanding and a 3.77 Argentine peso to U.S. dollar exchange rate (the exchange rate published by the Argentine Central Bank for June 19, 2009, the latest practicable date prior to the meeting of Telefónica’s board). Telefónica’s management did not apply a discount to account for the fact that the Class B Shares being acquired represent a non-controlling stake.

As a result of the foregoing, Telefónica’s management calculated a per Share equity value for TASA of Ps.0.906 per Share (the “DCF Price”), which implies a firm value to projected EBITDA ratio of 4.2x and 3.5x for 2009 and 2010, respectively. Telefónica’s management then calculated a per Share equity value range for TASA of between Ps.0.790 to Ps.1.060 per Share by varying the WACC by +/- 100 basis points and the perpetual growth rate by +/− 0.5%. Telefónica’s management believes that within this range, the DCF Price is the most appropriate per Share equity valuation for the reasons explained above.

Perpetual Growth Rate	2.5%	3.0%	3.5%
WACC	15.38%	14.38%	13.38%
Price per Share (in Argentine pesos)	0.790	0.906	1.060

Selected companies analysis

Telefónica’s management reviewed and compared certain financial information, ratios and public market multiples for TASA with corresponding financial information, ratios and public market multiples for selected publicly traded Latin American telecommunications corporations, including Telecomunicações de São Paulo S.A. (“Telesp”), Telemar Norte Leste S.A. (“Telemar”), GVT (Holding) S.A. (“GVT”), Telecom Argentina S.A. (“Telecom Argentina”), Teléfonos de México, S.A.B. de C.V. (“Telmex”), and Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”).

Although none of the selected companies is directly comparable to TASA, the companies included were chosen because they are publicly traded companies with operations and geographic scope that for purposes of analysis may be considered most similar to TASA’s, which also operates within a limited geographic scope. However, market and business conditions in certain countries in which the selected companies operate (such as Mexico and Brazil) are not comparable to Argentina, due to different macroeconomic conditions, regulatory environments and risks. For example, TASA has not been able to increase the tariffs it charges its customers for basic telephone service since 2001 due to Argentine regulations, despite increased operating costs as a result of inflation in Argentina. In addition, selected companies analysis does not take into account the effects of capital expenditures, which may vary from company to company. As a result, management advised Telefónica’s board of directors that the meaningfulness of a valuation under this methodology is limited since it does not consider certain unique operational aspects applicable to Argentina in general and TASA in particular.

As part of the comparable company analysis, Telefónica’s management calculated and analyzed the ratios implied by TASA’s and each of the comparable companies’ current firm values in relation to estimated 2009 and 2010 EBITDA. For the purposes of evaluating the purchase price and as set forth in this Schedule 13E-3, EBITDA for each selected company has been defined as described above under “— Discounted cash flow analysis”. The calculation of EBITDA (as defined above for purposes of evaluating the purchase price) eliminates the effect of any non-operating income and expenses and serves as an indicator of the ability of TASA and the comparable companies to generate cash flows from their operations. The firm value of each company, including TASA, was obtained by adding its most recently reported net debt (calculated as the sum of short- and long-term debt less cash and cash equivalents) to the sum of the market value of its common equity as of June 5, 2009, the date used in the presentation to Telefónica’s board of directors. The projected EBITDA of TASA was determined using information developed by Telefónica’s management based on the assumptions described above under “— Discounted cash flow analysis”. The ratios for the comparable companies were calculated based on publicly available financial data and estimates and closing prices also on June 5, 2009. The results of these analyses with respect to the selected companies are summarized as follows:

		Market
		Capitalization	Firm Value (U.S.
		(U.S. dollars in	dollars in	Comparison of		Comparison of
	Price (Local	millions at June 5,	millions at June 5,	Firm Value to		Firm Value to
	Currency at	2009 Exchange	2009 Exchange	Estimated 2009		Estimated 2010
Company	June 5, 2009)	Rates)	Rates)	EBITDA Ratios		EBITDA Ratios

TASA DCF Price (ten Class B Shares)	9.06	1,679	1,911	4.2	x	3.5	x
TASA (ten Class B Shares)(1)	9.1	1,685	1,928	4.2	x	3.5	x
Telesp (preference shares)	46.3	11,578	12,443	4.4	x	4.4	x
Telemar (preference shares)	34.0	7,254	17,086	3.5	x	3.6	x
GVT (ordinary shares)(2)	31.6	2,077	2,233	8.0	x	6.5	x
Telecom Argentina	7.9	2,039	2,189	2.3	x	2.3	x
Telmex	10.9	15,358	22,576	5.5	x	5.6	x
Telmex Internacional	8.1	11,079	12,740	8.5	x	7.7	x

(1)	As quoted on the BASE.

(2)	GVT has a higher firm value to EBITDA ratio than other, more mature companies because it is a relatively new company in its growth stage and serves a largely unregulated sector of the market.

Selected precedent transactions analysis

Telefónica’s management performed an analysis of three completed transactions in 2008 and 2009 with Latin American telecommunications companies. The following table identifies the transactions identified by management and the firm value to EBITDA ratio implied by the purchase price in such transactions derived as set forth in the notes to such table.

				Deal Value (U.S.	Firm Value to
Target	Acquirer	% Acquired		dollars in millions)	EBITDA Ratio

TASA DCF Price	Telefónica	1.8	%(1)	33	4.2	x
Brasil Telecom S.A.	Telemar	21.1%		2,677	3.6	x(2)
Brasil Telecom S.A.	Telemar	22.3	%(3)	1,804	6.8	x(2)
Compañía de Telecomunicaciones de Chile S.A. (“CTC”)	Telefónica	52.99	%(1)	869	5.3	x(4)

(1)	Purchase made or to be made by Telefónica as controlling shareholder.

(2)	Calculated by Telefónica’s management based on publicly available information.

(3)	Control stake.

(4)	As set forth in the analyst report of Banco Santander dated January 13, 2009.

Transactions from years prior to 2008 were not taken into account due to changes in macroeconomic and market conditions worldwide. After reviewing the terms of the transactions in the table above, Telefónica’s management concluded that certain aspects of such transactions limited their comparability to the Transaction. For example, although Telefónica had control of CTC, the transaction listed above through which Telefónica increased its stake in CTC from 44.9% to 97.9% was distinct from the Transaction because it was a voluntary tender offer process which included the participation of a large number of minority shareholders, including pension funds. In addition, the transaction involving Brasil Telecom S.A. listed above is distinct from the Transaction because Brasil Telecom S.A. did not have a stake in Telemar prior to the 2008 transaction.

Comparison to analyst price targets

Telefónica’s management is not aware of any research analysts that follow TASA as a stand-alone entity. However, as a reference point, management reviewed research analysts’ firm value targets for TASA contained in sum-of-the-parts analyses of Telefónica issued in 2008 and 2009. It is important to note that in all of the sum-of-the-parts analyses reviewed, TASA did not represent more than approximately 2% of Telefónica’s value, meaning that such analyses may not have received the same level of attention of analysts as some of the larger constituent parts of Telefónica. Management took such firm values and subtracted TASA’s net debt, as included on TASA’s balance sheet prior to the date of the relevant analyst report, to obtain TASA’s equity value and subsequently converted such equity value into Argentine pesos at the U.S. dollar to Argentine peso exchange rate in effect on the date of publication of the relevant analyst report. Management then took that equity value and divided it by the number of Shares outstanding on the date of publication of the relevant analyst report, and multiplied by ten to create a price comparable to how the Class B Shares are quoted on the BASE. Based on such calculations, price targets for lots of ten Class B Shares ranged between Ps.8.78 and Ps.15.33. These price targets represent a range of the price targets of various research analysts covering TASA, and represent market perspectives on potential value per Share. The table below sets forth the equity value and equity value per ten Shares as calculated by Telefónica’s management based on research reports published in 2009.

			Equity Value
Issuer of Report	Date	Equity Value	per Ten Shares
		(In millions of U.S.	(In Argentine Pesos)
		dollars)

Deutsche Bank	January 26, 2009	1,988	9.92
Societe Generale	February 17, 2009	1,753	8.78
New Street	March 2, 2009	2,662	13.69
JPMorgan Chase	May 21, 2009	2,866	15.33
Banesto	May 22, 2009	1,672	8.94

Previous transactions with TASA Shares

Since 2007, Telefónica or its affiliates have engaged in certain transactions for internal restructuring purposes and unrelated to the Decree or the Transaction. On July 10, 2007, Telefónica Móviles Argentina S.A. (“TMA”) purchased from Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) Shares representing 12.14% of the share capital of TASA for a purchase price of Ps.1.398 per Share. On October 10, 2008, TMA purchased from Telefónica Internacional, S.A. (“TISA”) Shares representing 7.26% of the share capital of TASA for a purchase price of Ps.0.954 per Share. On March 16, 2009, TMA purchased from TISA Shares representing 10.00% of the share capital of TASA for a purchase price of Ps.0.823 per Share. In addition, on June 5, 2008, TMA purchased from a third party Shares representing 0.16% of the share capital of TASA for an average purchase price of Ps.0.972 per Share, the then prevailing market price.

Management’s Financial Conclusion

After completing its review of all of the analyses described above, Telefónica’s management advised Telefónica’s board of directors that, in its view, a purchase price of Ps.1.00 per Class B Share would be fair to TASA’s unaffiliated minority shareholders from a financial point of view and should also be viewed as fair for purposes of the Decree.

Telefónica’s Position Regarding Substantive Fairness

Telefónica believes that the purchase price or Ps.1.00 per Class B Share is substantively fair to the unaffiliated minority shareholders of TASA. Telefónica bases its belief on the following reasons and factors:

•	the purchase price represents a premium of approximately 60% per ten Class B Shares over the closing price of the Class B Shares on the BASE on April 27, 2009 (the trading day immediately preceding the Triggering Notice Publication Date), approximately 37% per ten Class B Shares over the average closing price of the Class B Shares on the BASE for the six-month period ended on June 22, 2009 (the last day before the announcement of the Transaction) or a premium of approximately 4% per ten Class B Shares over the closing price of the Class B Shares on the BASE on June 19, 2009 (the last trading day on which a price for the Class B Shares was quoted on the BASE prior to Telefónica’s announcement of the Transaction);

•	the effective purchase price of Ps.40.00 per ADS represents a premium of approximately 55% over the closing price of the ADSs on the NYSE on April 27, 2009 (the trading day immediately preceding the Triggering Notice Publication Date), approximately 29% over the average closing price of the ADSs on the NYSE for the six-month period ended June 22, 2009 and a premium of approximately 4% over the closing price of the ADSs on the NYSE on June 22, 2009, assuming in each case an exchange rate of Ps.3.7792 per U.S. dollar (the exchange rate published by the Argentine Central Bank for June 22, 2009);

•	for many months, the market has offered very little trading liquidity for unaffiliated minority investors and thus little opportunity to exit from their investment in TASA, as, (i) during the 12-month period ended June 30, 2009, the average daily trading volume in TASA’s Class B Shares on the BASE (which are quoted in units of ten shares) was only 21,674 Class B Shares, or 0.02% of the public float, and the average daily trading volume of the ADSs on the NYSE during that period was only 5,132 ADSs, or 0.2% of the public float, and (ii) the Class B Shares did not trade at all on 41% of the trading days during that period and the ADSs did not trade on 2% of the trading days during that period;

•	the purchase price is higher than the DCF Price of TASA determined by management based on a discounted cash flow analysis;

•	the meaningfulness of a valuation under comparable companies analysis is limited given the unique regulatory environment in Argentina and TASA’s operations in particular, and in 2008 and 2009 there were no transactions that can be directly compared with the Transaction;

•	management’s financial analysis took into account all of the relevant Fairness Determination Factors under the Decree;

•	the CNV also will assess the fairness of the purchase price;

•	the opinion of management, which Telefónica’s board of directors adopted, to the effect that the purchase price is fair to the unaffiliated minority shareholders of TASA from a financial point of view and should also be viewed as fair for purposes of the Decree;

•	the purchase price exceeds the minimum fair price established under the Decree;

•	the Decree requires that the audit committee of TASA, which is comprised solely of independent directors, review Telefónica’s proposed purchase price and provide to the CNV a report as to their view of the price and this audit committee reported to the CNV that it believed that the purchase price is fair;

•	the Decree requires that the board of directors of TASA review Telefónica’s proposed purchase price and provide to the CNV a report as to their view of the price, and the TASA board (excluding the Telefónica directors) reported to the CNV that it believed that the purchase price is fair;

•	in the two years prior to the date of filing of this Schedule 13E-3, all transactions involving purchases by Telefónica or one of its affiliates of TASA Shares from a third party have required Telefónica to pay a price substantially equivalent to, or lower than, the purchase price;

•	during the past two years, neither Telefónica nor its board of directors has received any firm offers for the merger or consolidation of TASA with any third party, the sale to any third party of all or substantially all of TASA’s assets or any other business combination transaction the result of which would be a change in control of TASA; and

•	TASA has not completed any public offerings of its Shares at any time during the past two years.

In addition to the foregoing factors and analyses that support Telefónica’s belief that the Transaction is substantively fair to TASA’s unaffiliated minority shareholders, Telefónica’s management considered the following factors that might adversely affect this conclusion:

•	No independent financial advisor. In view of the extensive knowledge that Telefónica’s management has of TASA and its business due to Telefónica’s position as the beneficial owner of approximately 98% of TASA’s equity securities, Telefónica’s management decided not to retain an independent financial advisor to prepare or review the financial analysis upon which Telefónica’s conclusion as to financial fairness is based. Instead Telefónica elected to rely on the expertise of Telefónica’s financial management, all of whom are employees of Telefónica and may have personal interests that conflict with those of TASA’s unaffiliated minority shareholders.

•	Conflicts of interest. Telefónica’s interests in determining the purchase price are adverse to the interests of TASA’s unaffiliated minority shareholders because it is in Telefónica’s interest to pay the lowest possible price that complies with Argentine law, and it is in the interest of the unaffiliated minority shareholders to receive the highest possible price. In addition, certain officers and directors of TASA may have actual or potential conflicts of interest in connection with the Transaction as a result of direct or indirect employment or other relationships with Telefónica.

•	No future participation in the prospects of TASA. Following the consummation of the Transaction, TASA’s unaffiliated minority shareholders will cease to participate in TASA’s future earnings or growth, if any, or benefit from an increase, if any, in the value of their holdings in TASA.

•	No opportunity for TASA’s unaffiliated minority shareholders to vote on the Transaction. Because the Transaction is being effected pursuant to the Decree and pursuant to a Declaration of Acquisition, TASA’s unaffiliated minority shareholders will not have an opportunity to vote on the Transaction or the fairness of the purchase price and individual shareholders or ADS holders will not be entitled to make individual decisions with respect to their participation in the Transaction.

•	No negotiation of price. Due to the nature of the Transaction, there has been no negotiation of the initial proposed purchase price between Telefónica and TASA, any special committee of TASA’s board of directors or any other TASA representative acting on behalf of TASA’s unaffiliated minority shareholders.

After having given these additional five factors due consideration, Telefónica concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses upon which Telefónica based its determination that the Transaction is substantively fair to TASA’s unaffiliated minority shareholders.

The foregoing discussion of the factors considered by Telefónica is not intended to be exhaustive, but, rather, includes the material factors considered by Telefónica or its board of directors in reaching the conclusion that the Transaction is substantively fair to the unaffiliated minority shareholders of TASA. In reaching this conclusion, neither Telefónica nor its board of directors quantified or assigned any relative weights to the factors considered, and individual directors may have given different weights to different factors. Telefónica’s board of directors considered all of these factors as a whole, including discussions with, and questioning of, certain members of Telefónica’s management, and overall the factors support Telefónica’s determination as to substantive fairness.

Telefónica and its board of directors have not considered any factors, other than as stated above, regarding the substantive fairness of the Transaction to TASA’s unaffiliated minority shareholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

Procedural Fairness

Telefónica’s board of directors has concluded that the Transaction is procedurally fair to the unaffiliated minority shareholders of TASA based on the following factors:

•	the Transaction was initiated by an unaffiliated minority shareholder and not by Telefónica and therefore Telefónica, as controlling shareholder, did not control the timing of the Transaction to its advantage;

•	the Transaction will be implemented in accordance with the terms of the Decree which require that Telefónica’s proposed price satisfy the Fairness Determination Factors and which imposes a minimum price;

•	the requirement that the CNV review and approve the Transaction, including the purchase price, assures that an independent governmental agency in charge of defending the interests of unaffiliated minority shareholders and having the power to require changes in the terms of the Transaction favorable to the unaffiliated minority shareholders will review the Transaction;

•	the Decree requires that the audit committee of TASA, which is comprised solely of independent directors, review Telefónica’s proposed purchase price and provide to the CNV a report as to their view of the price, and this audit committee reported to the CNV that it believed that the purchase price is fair;

•	the members of the TASA board of directors who are also directors of Telefónica did not participate in any of the meetings or discussions relating to the Transaction;

•	the Decree requires that the board of directors of TASA review Telefónica’s proposed purchase price and provide to the CNV a report as to their view of the price, and the TASA board (excluding the Telefónica directors) reported to the CNV that it believed that the purchase price is fair;

•	before reaching their conclusions with respect to the purchase price the TASA audit committee and the TASA board of directors had the benefit of advice from an independent financial advisor;

•	the statutory audit committee of TASA determined that the decisions taken by the TASA audit committee and board of directors in connection with the Transaction were properly taken in accordance with all applicable laws and the bylaws of TASA; and

•	TASA’s unaffiliated minority shareholders have the right, pursuant to the Decree, to dispute the fairness of the purchase price in an arbitration or judicial proceeding in Argentina.

In addition to the foregoing factors and analyses that support Telefónica’s belief that the Transaction is procedurally fair to TASA’s unaffiliated minority shareholders, Telefónica has considered that the Transaction is being effected under a Declaration of Acquisition pursuant to the Decree and consequently does not require any negotiation between Telefónica and TASA or any group, committee or other TASA representative acting on behalf of the unaffiliated minority shareholders and that the Transaction does not permit these shareholders to vote on the

Transaction or permit individual shareholders or ADS holders to make individual decisions with respect to their participation in the Transaction.

Telefónica also considered that, while all members of TASA’s board who also are members of Telefónica’s board of directors were excluded from all proceedings related to the Transaction, certain of the remaining TASA directors have affiliations or other relationships with Telefónica or one or more of its subsidiaries. TASA directors who reviewed the Transaction included Eduardo Fernando Caride, Mario Eduardo Vázquez and Manuel Alfredo Alvarez Trongé, each of whom represent Cointel and TMA, affiliates of Telefónica. In addition, Eduardo Fernando Caride serves as executive president of the Telefónica group in Argentina and Uruguay and Alfredo Alvarez Trongé served as general counsel to TISA through 2008. Finally, holders of Class B Shares and ADSs also should understand that Telefónica did not receive any independent financial or other advice or opinion upon which to base its conclusion as to the fairness of the Transaction and that there is an inherent conflict between Telefónica, its management and board of directors, on the one hand and the interests of these holders, on the other hand. It is Telefónica’s interest to pay the lowest possible purchase price that complies with Argentine law while it is in the interest of the holders of the Class B Shares and the ADSs to receive the highest possible purchase price.

Nevertheless, after having given due consideration to these negative factors, Telefónica has concluded that none of these factors, alone or together, is significant enough to outweigh the factors and analyses that Telefónica has considered to support its belief that the Transaction is procedurally fair to TASA’s unaffiliated minority shareholders.

TASA Fairness Determination

Fairness of Purchase Price Under the Decree

Neither TASA’s board of directors nor any committee thereof participated in determining or negotiating the purchase price for the Transaction. Nevertheless, at a meeting held on July 7, 2009, TASA’s board of directors, excluding those directors who are also directors of Telefónica (the “TASA Board”), reviewed the purchase price and unanimously concluded that, in its opinion, the purchase price was fair for purposes of the Decree and reported this opinion to the CNV on July 15, 2009 as required by the Decree. The TASA Board includes Eduardo Fernando Caride, Mario Eduardo Vázquez and Manuel Alfredo Alvarez Trongé, each of whom represent Cointel and TMA, affiliates of Telefónica. In addition, Eduardo Fernando Caride serves as executive president of the Telefónica group in Argentina and Uruguay and Alfredo Alvarez Trongé served as general counsel to TISA through 2008.

As required by the Decree, TASA’s audit committee, which is comprised entirely of independent directors, also considered the fairness of the purchase price. Like the TASA Board, the audit committee reviewed the purchase price and unanimously concluded that, in its opinion, the purchase price was fair for purposes of the Decree and reported this opinion to the CNV on July 15, 2009 as required by the Decree.

Fairness Under the Decree

Fairness of Initial Price

TASA retained the services of MBA Lazard Banco de Inversiones, S.A. (“MBA Lazard”) to assist the TASA Board and TASA’s audit committee (collectively, the “TASA Entities”) in providing the opinions required by the Decree and to assist TASA in making the fairness determination required by Rule 13e-3. Together with MBA Lazard, each of the TASA Entities, acting as required by the Decree, considered financial information relating to each of the Fairness Determination Factors set forth in the Decree, including (1) an analysis of the current and historical market prices of the Class B Shares and ADSs, (2) an analysis of the book value per Class B Share of TASA, (3) an analysis of the equity value of TASA based on a discounted cash flow analysis, (4) an analysis of certain TASA financial ratios compared to those of selected similar companies and (5) an analysis of certain precedent transactions. The TASA Entities did not analyze liquidation value because they understood that Telefónica did not have any intention to liquidate TASA and, moreover, they did not believe that such a value would represent a fair valuation of TASA because it would value TASA at a substantially lower valuation than Telefónica’s purchase price.

The details of the financial analyses considered by the TASA Entities are summarized below under “Special Factors — Reports, Opinions, Appraisals and Negotiations — Financial Analyses”.

After reviewing and adopting these financial analyses, each of the TASA Entities concluded and provided an opinion to the CNV to the effect that the purchase price offered by Telefónica is financially fair to the unaffiliated minority shareholders of TASA. The conclusions of each of the TASA Entities were based on the following factors:

•	the opinion of MBA Lazard dated July 6, 2009 to the effect that, as of such date, the purchase price offered by Telefónica to be paid to the unaffiliated minority holders of the Class B Shares was fair, from a financial point of view, to such holders; and

•	the purchase price falls within the upper-end of the range of fair prices determined under the discounted cash flow analysis, among other analyses, performed by MBA Lazard.

In reaching these conclusions, each of the TASA Entities considered both of these factors as a whole, and did not assign any weighting to the respective factors. Moreover, different members of the TASA Entities may have assessed each of the two factors differently.

Comisión Fiscalizadora

As further required by the Decree, TASA’s comisión fiscalizadora, or statutory audit committee, unanimously concluded and reported to the CNV on July 15, 2009 that the acts of the TASA Entities relating to their reports to the CNV were taken in accordance with applicable law and the bylaws of TASA. No member of the statutory audit committee is a member of TASA’s board of directors. In reaching its conclusion that the acts of each of the TASA’s Entities relating to their reports to the CNV were taken in accordance with applicable law and TASA’s bylaws, TASA’s statutory audit committee undertook the actions set forth below, which constitute all of the material factors considered and actions taken by TASA’s statutory audit committee in making its determination:

•	reviewed the above-mentioned reports of the TASA Entities for compliance to form with the requirements of the Decree;

•	reviewed the Declaration of Acquisition, MBA Lazard opinion, resolution containing the report of the TASA Board and resolution containing the report of TASA’s audit committee;

•	attended the meeting at which the TASA Board approved its report; and

•	attended the meeting at which TASA’s audit committee approved its report.

Though not required under the Decree, TASA voluntarily elected to publish the opinions of the TASA Entities and the statutory audit committee through the Autopista de la Información Financiera, the electronic information service of the CNV. Nevertheless, neither this publication nor any statement made in this Schedule 13E-3 should be interpreted as being a recommendation by TASA, the TASA Entities or any other person speaking on behalf of TASA as a recommendation to TASA’s unaffiliated minority shareholders. Neither of the TASA Entities nor any other committee of TASA’s board of directors is required to, is making, or will make any recommendations as to whether holders of Class B Shares or ADSs should exercise their appraisal rights with respect to the purchase price offered by Telefónica or any increased price that might result from the CNV review process, whether holders should seek to influence the decision of the CNV with respect to the final price or otherwise, or whether holders should accept Telefónica’s price or any possible higher price. Holders of Class B Shares and ADSs must make their own decisions on these matters.

Rule 13e-3 Fairness Determination

TASA’s Position Regarding Substantive Fairness

TASA has determined that the purchase price or Ps.1.00 per Class B Share is fair to the unaffiliated minority holders of TASA’s Class B Shares from a financial point of view. TASA bases its belief on the following reasons and factors:

•	the opinion of MBA Lazard dated July 6, 2009 to the effect that, as of such date, the purchase price offered by Telefónica to be paid to the unaffiliated minority holders of the Class B Shares was fair, from a financial point of view, to such holders;

•	the purchase price falls within the upper-end of the range of fair prices determined under the discounted cash flow analysis, among other analyses, performed by MBA Lazard;

•	the purchase price per ten Class B Shares represents a premium of approximately 60% per ten Class B Shares over the closing price of the Class B Shares on the BASE on April 27, 2009 (the trading day immediately preceding the Triggering Notice Publication Date), approximately 37% per ten Class B Shares over the average closing price of the Class B Shares on the BASE for the six-month period ended on June 22, 2009 (the last day before the announcement of the Transaction) and a premium of approximately 4% per ten Class B Shares over the closing price of the Class B Shares on the BASE on June 19, 2009 (the last trading day on which a price for the Class B Shares was quoted on the BASE prior to Telefónica’s announcement of the Transaction);

•	the purchase price of Ps.1.00 per Class B Share exceeds the book value per Class B Share of Ps.0.37, which TASA calculated based on its unaudited financial statements as of March 31, 2009, the last date as of which financial statements were available prior to TASA making this determination;

•	the purchase price falls within the range of fair prices determined under the discounted cash flow analysis performed by MBA Lazard (set forth under “Special Factors — Reports, Opinions, Appraisals and Negotiations — Preparer and Summary of the Report, Opinion or Appraisal — Financial Analyses —

Discounted future cash flow analysis”), which was reviewed and adopted by TASA as an appropriate measure of TASA’s going concern value;

•	the effective purchase price of Ps.40.00 per ADS represents a premium of approximately 55% over the closing price of the ADSs on the NYSE on April 27, 2009 (the trading day immediately preceding the Triggering Notice Publication Date), approximately 29% over the average closing price of the ADSs on the NYSE for the six-month period ended June 22, 2009 and a premium of approximately 4% over the closing price of the ADSs on the NYSE on June 22, 2009, assuming in each case an exchange rate of Ps.3.7792 per U.S. dollar (the exchange rate published by the Argentine Central Bank for June 22, 2009);

•	for many months, the market has offered very little trading liquidity for unaffiliated minority investors and thus little opportunity to exit from their investment in TASA, as, (i) during the 12-month period ended June 30, 2009, the average daily trading volume in TASA’s Class B Shares on the BASE (which are quoted in lots of ten shares) was only 21,674 Class B Shares, or 0.02% of the public float, and the average daily trading volume of the ADSs on the NYSE during that period was only 5,132 ADSs, or 0.2% of the public float, and (ii) the Class B Share did not trade at all on 41% of the trading days during that period and the ADSs did not trade on 2% of the trading days during that period;

•	the fact that macroeconomic and political conditions in Argentina have had an adverse effect on Argentine companies, including TASA, and have adversely affected the stock prices and trading multiples of these companies when compared to those of companies outside of Argentina;

•	MBA Lazard’s analysis of the LTM EBITDA (as defined in “Special Factors — Reports, Opinions, Appraisals and Negotiations”) trading multiples of companies comparable to TASA in Latin America and companies comparable to TASA in “developed markets” demonstrates that Telefónica’s purchase price is higher than the purchase price that would be achieved by applying the median last 12 months trading multiple of each of these two groups of comparable companies, when adjusted for Argentine country risk, to TASA’s EBITDA for the 12 months ended March 31, 2009;

•	the purchase price exceeds the highest price paid by Telefónica affiliates for any Class B Shares at any time during the past two years;

•	the Transaction was initiated by the delivery of a Triggering Notice by one of TASA’s unaffiliated minority shareholders and thus Telefónica could not control the timing of the Transaction to take advantage of the lowest trading prices for our Class B Shares and ADRs;

•	neither TASA nor its board of directors has at any time in the past two years received or become aware of any firm offers from a third party for the merger or consolidation of TASA, the sale to a third party of all or substantially all of TASA’s assets or any other business combination transaction the result of which would have been a change of control in TASA;

•	if unaffiliated minority shareholders are dissatisfied with the purchase price the Decree offers them the right to dispute the purchase price; and

•	TASA is a company controlled by Telefónica and neither the TASA Board nor TASA’s audit committee has the power or authority to propose or control the outcome of any future transaction that might be in the interest of TASA’s unaffiliated minority shareholders.

In reaching this conclusion, TASA considered all of these factors as a whole, and did not assign any weighting to the respective factors. TASA did not consider factors that might adversely affect its conclusion that the price of Ps 1.00 per Class B Share is fair to the unaffiliated minority shareholders of TASA from a financial point of view.

TASA did not analyze TASA’s liquidation value as its management understood that Telefónica did not have any intention to liquidate TASA and, moreover, it did not believe that such a value would represent a fair valuation of TASA because it would value TASA at a substantially lower valuation than Telefónica’s offered purchase price. In addition, TASA has not considered any factors, other than as stated above, regarding the substantive fairness of the Transaction to TASA’s unaffiliated minority shareholders, as it is TASA’s view that the factors considered provide a reasonable basis to form its belief.

TASA’s Position Regarding Procedural Fairness

TASA has concluded that the Transaction is procedurally fair to the unaffiliated minority holders of TASA’s Class B Shares based on the following factors:

•	substantive fairness of the transaction was analyzed by TASA’s audit committee, a committee comprised entirely of independent members of TASA’s board of directors (as defined in accordance with the standards accepted by the SEC and NYSE) and the audit committee reached a conclusion of substantive fairness;

•	none of the members of TASA’s board of directors who are also directors of Telefónica participated in any of the meetings of TASA’s board or in any discussions relating to the Transaction;

•	the requirement that the CNV review and approve the Transaction, including the purchase price assures that an independent governmental agency having no conflicts of interest with the unaffiliated minority shareholders and having the power to require changes in the terms of the Transaction favorable to the unaffiliated minority shareholders will review the Transaction;

•	TASA’s statutory audit committee reported to the CNV on July 15, 2009 that all actions taken by the TASA Board and TASA’s audit committee in connection with the Transaction were properly taken in accordance with all applicable laws and the bylaws of TASA;

•	the TASA Board and TASA’s audit committee received the advice of a third party financial advisor;

•	the Transaction was initiated by the delivery of a Triggering Notice by one of TASA’s unaffiliated minority shareholders and thus Telefónica could not control the timing of the Transaction to take advantage of the lowest trading prices for TASA’s Class B Shares and ADSs; and

•	TASA’s unaffiliated minority shareholders have the right, pursuant to the Decree, to dispute the fairness of the purchase price in an impartial arbitration or judicial proceeding in Argentina.

In addition to the foregoing, TASA also considered that Telefónica elected to comply with the Decree by means of a transaction that does not permit unaffiliated minority shareholders to vote on the Transaction or the purchase price and that results in a transfer of Class B Shares to Telefónica even in the case of those shareholders who validly dispute the purchase price. TASA also considered that this type of transaction offered no opportunity for any person to negotiate Transaction terms on behalf of the unaffiliated minority holders prior to the announcement of Telefónica’s purchase price. Nevertheless, after evaluating fully these additional considerations, TASA concluded that neither of these considerations, alone or together is significant enough to outweigh the factors and analyses that TASA considered to support its belief that the Transaction is procedurally fair to the unaffiliated minority holders of the Class B Shares.

In reaching this conclusion, TASA considered all of these factors as a whole, and did not assign any weighting to the respective factors.

TASA has not considered any factors, other than as stated above, regarding the procedural fairness of the Transaction to unaffiliated minority holders of Class B Shares, as it is TASA’s view that the factors considered provide a reasonable basis to form its belief.

Position of the CNV

The CNV approved the Transaction on December 3, 2009. Under Article 32 of the Decree, the CNV had full substantive review authority over the purchase price included in the Declaration of Acquisition. In making its determination about the fairness of such purchase price, the CNV was required to analyze Telefónica’s decision-making process involved in determining such purchase price, particularly the information that Telefónica considered before determining the purchase price. The CNV also considered, pursuant to the Decree, that the audit committee and statutory audit committee of TASA provided favorable opinions in respect of the published purchase price and the observance of legal process, respectively, and the basis upon which the opinions were reached, including the fact that TASA retained an independent financial advisor to assist it in connection with assessing the fairness of the proposed purchase price. The factors listed above are merely an indication of factors that the CNV may have considered but the list is not exclusive. The CNV was entitled under the Decree to consider any other factor that it deemed appropriate.

Since the filing of documents related to the Transaction with the CNV, Telefónica and TASA have, from time to time, received CNV requests for additional documentation and information. In particular, the CNV requested that TASA provide it with a copy of the presentation made by MBA Lazard to TASA’s board of directors and audit committee on July 6, 2009, an English-language translation of which is included as Exhibit D to this Schedule 13-3 and is available to holders as described under “Introduction — Availability of Additional Information”, and for various written clarifications and explanations related to MBA Lazard’s discounted future cash flow analysis, English-language translations of which are included as Exhibit I to this Schedule 13E-3 and are available to holders as described under “Introduction — Availability of Additional Information”. Telefónica and TASA have responded to all of the CNV requests made as of the date of this Schedule 13E-3.

As a result of the CNV approval of Telefónica’s purchase price, all of the Class B Shares (including those represented by ADSs) will be transferred to Telefónica and Telefónica will make payment for these shares as described below under “Terms of the Transaction— Payment of Purchase Price to Non-Objecting Holders”.

Reports, Opinions, Appraisals and Negotiations

On June 24, 2009, TASA’s board of directors and audit committee engaged MBA Lazard to provide a fairness opinion in connection with the Transaction. MBA Lazard consented to the reference to their fairness opinion in this Schedule 13E-3 and to the inclusion of the fairness opinion as Exhibit E to this Schedule 13E-3.

On July 6, 2009, MBA Lazard delivered its written opinion to the board of directors and audit committee of TASA that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the price offered by Telefónica to be paid to the unaffiliated holders of the Class B Shares in the Transaction was fair, from a financial point of view, to such holders.

The full text of MBA Lazard’s written opinion, dated July 6, 2009, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by MBA Lazard in connection with its opinion is attached to this Schedule 13E-3 as Exhibit E, is incorporated into this Schedule 13E-3 by reference and is available to holders as described under “Introduction — Availability of Additional Information”. The Filing Persons encourage you to read MBA Lazard’s opinion, and this section, carefully and in their entirety.

Preparer and Summary of the Report, Opinion or Appraisal

TASA retained MBA Lazard to render an opinion to its board of directors and audit committee as to the fairness, from a financial point of view, to the unaffiliated holders of the Class B Shares of the price offered by Telefónica to be paid to such holders in the Transaction. On July 6, 2009, MBA Lazard delivered its oral and written opinions to the board of directors and audit committee of TASA that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the purchase price offered by Telefónica to be paid to the unaffiliated holders of the Class B Shares in the Transaction was fair, from a financial point of view, to such holders.

MBA Lazard’s opinion was directed to the board of directors and audit committee of TASA for the information and assistance of the board of directors and audit committee of TASA in connection with their evaluation of the Transaction and only addressed the fairness, from a financial point of view, to the unaffiliated holders of the Class B Shares of the price offered by Telefónica to be paid to such holders in the Transaction as of the date of MBA Lazard’s opinion. TASA did not request MBA Lazard to consider, and MBA Lazard’s opinion did not address, the relative merits of the Transaction as compared to any other transaction or business strategy in which TASA might engage. MBA Lazard’s opinion was not intended to and does not constitute a recommendation to any holder of Class B Shares as to how such holder should act with respect to the Transaction or any matter relating thereto. MBA Lazard’s opinion was necessarily based on economic, monetary, market (including Emerging Market Bond Index) and other conditions as in effect on, and the information made available to MBA Lazard as of, the date of MBA Lazard’s opinion. MBA Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of MBA Lazard’s opinion. MBA Lazard’s opinion did not express any opinion as to the price at which the Class B Shares or ADSs may trade at any time subsequent to the announcement of the Transaction.

The following is a summary of MBA Lazard’s opinion. The Filing Persons encourage you to read MBA Lazard’s written opinion carefully in its entirety.

In connection with its opinion, MBA Lazard:

•	reviewed the financial terms of the Transaction;

•	analyzed certain publicly available historical business and financial information relating to TASA;

•	reviewed the business plan, including related financial forecasts, and other data provided to it by TASA relating to the business of TASA;

•	held discussions with members of the management of TASA with respect to the business and prospects of TASA;

•	reviewed public information with respect to certain other companies in lines of business MBA Lazard believed to be generally relevant in evaluating the business of TASA;

•	reviewed the financial terms of certain precedent transactions involving companies in lines of business MBA Lazard believed to be generally relevant in evaluating the Transaction;

•	reviewed historical stock prices and trading volumes of the Class B Shares; and

•	conducted such other financial studies, analyses and investigations as MBA Lazard deemed appropriate.

MBA Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. MBA Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of TASA or concerning the solvency or fair value of TASA, and was not furnished with any such valuation or appraisal. With respect to the business plan, including related financial projections, that MBA Lazard reviewed, MBA Lazard assumed, with the consent of TASA, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of TASA as to the future financial performance of TASA. MBA Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based.

In rendering its opinion, MBA Lazard was not authorized to, and MBA Lazard did not, solicit indications of interest from third parties regarding a potential transaction with TASA, nor was MBA Lazard requested to consider, and its opinion does not address the relative merits of, the Transaction as compared to any other transaction or business strategy in which TASA might engage.

In rendering its opinion, MBA Lazard assumed, with the consent of TASA, that the Transaction would be consummated in accordance with its terms, without any waiver or modification of any material terms or conditions. MBA Lazard’s opinion did not express any opinion as to any tax or other consequences that might result from consummation of the Transaction, nor does MBA Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which MBA Lazard understood that TASA obtained such advice as it deemed necessary from qualified professionals. MBA Lazard expressed no view or opinion as to any terms or other aspects of the Transaction (other than the price offered by Telefónica to be paid to the unaffiliated holders of the Class B Shares in the Transaction to the extent expressly specified in MBA Lazard’s opinion). In addition, MBA Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of Telefónica or TASA.

The following is a summary of the material financial analyses and reviews that MBA Lazard deemed appropriate in connection with rendering its opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances. Considering selected portions of the summary set forth below, without considering the summary as a whole, could create an incomplete or misleading view of the analyses and reviews underlying MBA Lazard’s opinion. Consequently, investors are strongly urged to review the summary as a whole as well as the analyses and other information set forth in Exhibit D for a complete view of the analyses and reviews underlying MBA Lazard’s opinion.

In arriving at its opinion, MBA Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, MBA Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, MBA Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of TASA and Telefónica. No company, business or transaction used in MBA Lazard’s analyses and reviews as a comparison is identical to TASA, Telefónica or the Transaction, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in MBA Lazard’s analyses and reviews. The estimates contained in MBA Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by MBA Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, MBA Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand MBA Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of MBA Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of MBA Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 6, 2009 and is not necessarily indicative of current market conditions.

Financial Analyses

Discounted future cash flow analysis

MBA Lazard performed discounted cash flow analysis of TASA using certain financial analyses and forecasts prepared by TASA management. MBA Lazard calculated the estimated present value of the unlevered, after-tax free cash flows that TASA could generate during the nine-month period starting on April 1, 2009 and ending on December 31, 2009 and fiscal years ending December 31, 2010 through 2013. MBA Lazard calculated the terminal value for TASA based on an assumed perpetual annual growth rate of 3%. The unlevered, after-tax free cash flows and terminal value were discounted to present value using a discount rate of 13.9%, which was based on TASA’s estimated weighted average cost of capital. This discount rate includes an Argentine country risk premium of 9.1%. MBA Lazard calculated TASA’s Equity Value assuming a net debt of U.S.$252.9 million as of March 31, 2009.

Based on the foregoing, MBA Lazard calculated an implied price per Class B Share range of Ps.0.79 to Ps.1.09, as compared to the consideration of Ps.1.00 per Class B Share offered in the Transaction, calculating the range by varying the discount rate +/− 100 basis points and the perpetual growth rate +/− 0.5%.

Perpetual Growth Rate	2.5%	3.0%	3.5%
WACC	14.9%	13.9%	12.9%
Enterprise value (in U.S. dollars)	1,702.8	1,941.3	2,256.8
Net financial debt (in U.S. dollars)	252.9	252.9	252.9
Equity value (in U.S. dollars)	1,449.9	1,688.5	2,004.0
Number of Shares (in millions)	6,984.2	6,984.2	6,984.2
Price per Class B Share (in Argentine pesos)	0.79	0.92	1.09

To permit MBA Lazard to provide its view as to the going concern value of TASA based on a discounted cash flow analysis, TASA gave MBA Lazard financial projections with respect to revenue, EBITDA, other revenues and expenses and capital expenditures for 2009, 2010 and 2011 based on the Three Year Plan. The projections provided by TASA were prepared for the Three Year Plan and these projections are identified as information provided by TASA in the table below. The key assumptions utilized by TASA’s management in connection with the preparation of the Three Year Plan include the following:

•	growth in the Argentine telecommunications market in general, continued expansion by TASA in broadband services and maintenance of TASA’s current fixed line client base;

•	increases in TASA’s revenues of 12.7% from 2009 to 2010 and 10.7% from 2010 to 2011, based on a mix of a new services and inflation;

•	maintenance of relatively stable EBITDA margins as a consequence of contained costs and expenses through the period covered by the Three Year Plan; and

•	maintenance of capital expenditures sufficient to assure quality of service and support the projected increase in the broadband business.

MBA Lazard, in consultation with TASA’s management, then prepared financial projections for 2012 and 2013 assuming sustained growth rates for TASA’s operations based on the same strategic premises contemplated by the

Three Year Plan. In addition, based on information provided to MBA Lazard by Estudio Ricardo H. Arriazu & Asociados, an external advisory company in macroeconomic matters that provides services to MBA Lazard, MBA Lazard used the following key assumptions to estimate the free cash flows discounted in its analysis:

•	real GDP growth in Argentina of -1.2%, 1.0%, 3.5%, 3.6% and 3.0% for 2009, 2010, 2011, 2012 and 2013, respectively;

•	Argentine retail inflation rates of 15.8%, 10.1%, 6.2%, 4.5% and 4.8% for 2009, 2010, 2011, 2012 and 2013, respectively; and

•	an estimated average exchange rate for the Argentine peso to the U.S. dollar of Ps.3.92, Ps.4.31, Ps.4.55, Ps.4.65 and Ps.4.71 for years 2009, 2010, 2011, 2012, and 2013, respectively. (The estimated average exchange rate for the Argentine peso to the U.S. dollar for the nine-month period ended December 31, 2009 was Ps. 4.05).

The table below shows MBA Lazard’s estimates of TASA’s free cash flow for the nine-months period ending December 31, 2009 and the years ending December 31, 2009, 2010, 2011, 2012 and 2013, as calculated by MBA Lazard. The only information in the table below provided by TASA management is with respect to revenue, EBITDA, other revenues and expenses and capital expenditures for the years 2009 through 2011, and this information is highlighted by being printed in boldface type. This information is included solely for the purpose of providing TASA’s unaffiliated minority shareholders with access to certain information considered by MBA Lazard in its consideration and evaluation of the purchase price. The inclusion of this information should not be regarded as an indication that MBA Lazard considered or now considers it to be a reliable prediction of future results. The projected financial information reflects assumptions with respect to industry performance, general business, competitive environment, economic, market and financial conditions and other matters, all of which are difficult to predict and are beyond MBA Lazard’s control. Furthermore, the internal financial forecasts upon which the projected financial information is based are subjective in many respects. The projected financial information does not constitute factual information and should not be relied upon as being necessarily indicative of future results. Moreover, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

	Apr-Dec
Free Cash Flow	2009	2010P	2011P	2012P	2013P	TV
	(In millions of Ps., except % and U.S. dollar amounts)

Revenue	4,004	6,037	6,682	7,240	7,674	7,904
Growth YoY %	—	12.7%	10.7%	8.3%	6.0%	3.0%
EBITDA(1)	1,361	2,085	2,337	2,660	2,954	3,043
Growth YoY %	—	10.6%	12.1%	13.8%	11.1%	3.0%
Margin %	34.0%	34.5%	35.0%	36.7%	38.5%	38.5%
Δ Working Capital(2)	201	178	173	(28)	(182)	26
Δ Other Assets and Liabilities	2	0	0	0	0	0
Income Taxes	(183)	(375)	(423)	(477)	(589)	(658)
Other Revenue/(Expense)	(172)	(203)	(192)	(148)	(106)	(62)
Capex (Fixed Assets & Intangibles)	(808)	(1,117)	(1,380)	(1,236)	(1,036)	(1,067)

Free Cash Flow(3)	401	568	516	770	1,042	1,282

Average Exchange Rate (Ps. per U.S.$)	4.05	4.31	4.55	4.65	4.71	4.76
Free Cash Flow (in millions of U.S. dollars)	99	132	113	165	221	269

(1)	EBITDA is calculated as set forth under “Special Factors — Determination of Fairness by Telefónica — Substantive Fairness — Management’s Fairness Presentation — Discounted cash flow analysis”.

(2)	Change in working capital is calculated as the net change in accounts payable to suppliers and operating taxes payable from the end of the previous period to the end of the current period minus the net change in accounts receivable from clients from the end of the previous period to the end of the current period.

(3)	Free cash flow is calculated as set forth under “Special Factors — Determination of Fairness by Telefónica — Substantive Fairness — Management’s Fairness Presentation — Discounted cash flow analysis”.

Public comparable companies (Latin America) analysis

MBA Lazard reviewed and analyzed selected public companies in the Latin American fixed line and integrated telephone industry that it viewed as reasonably comparable to TASA based on MBA Lazard’s knowledge of the Latin American fixed line and integrated telephone industry. In performing these analyses, MBA Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for TASA.

Specifically, MBA Lazard compared TASA to the following six publicly traded companies in the Latin American fixed line and integrated telephone industry:

•	Telecom Argentina S.A.;

•	Telemar Norte Leste S.A.;

•	Brasil Telecom. S.A.;

•	Embratel Participaçoes S.A.;

•	Telefónica Chile S.A.; and

•	Teléfonos de México S.A.B. de C.V.

Based on market data, comparable companies’ financial statements and other public information, MBA Lazard reviewed, among other things, enterprise values of the selected comparable companies as a multiple of the comparable company’s last 12 months (“LTM”) EBITDA.

The resulting trading multiple (Enterprise Value/LTM EBITDA) was 4.7x (median of the sample).

MBA Lazard estimated an Argentina country risk discount factor to adjust the Latin American multiples for the higher Argentina country risk. This discount factor was estimated to be 35%. MBA Lazard then estimated the Argentina country risk adjusted trading multiple (Enterprise Value/LTM EBITDA) at 3.1x, which resulted from multiplying by a factor of (1 — 35%) the 4.7x multiple of the Latin American sample.

Based on the foregoing, MBA Lazard applied Argentina country risk adjusted enterprise value/LTM EBITDA multiples of 3.0x to 3.1x to TASA’s March 31, 2009 LTM EBITDA and determined an implied price per Class B Share range of Ps.0.86 to Ps.0.92, as compared to the consideration of Ps.1.00 per Class B Share offered in the Transaction. MBA Lazard estimated the range of Argentina country risk adjusted multiples of 3.0x to 3.1x by reducing and increasing the 3.1x multiple by +/− 5%.

Public comparable companies (developed market) analysis

MBA Lazard reviewed and analyzed selected public companies in the developed markets’ fixed line and integrated telephone industry that it viewed as reasonably comparable to TASA based on MBA Lazard’s knowledge of the developed markets’ fixed line and integrated telephone industry. In performing these analyses, MBA Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for TASA.

Specifically, MBA Lazard compared TASA to the following nine publicly traded companies in the developed markets’ fixed line and integrated telephone industry:

•	AT&T Inc.;

•	Verizon Communications Inc.;

•	BT Group PLC.;

•	Deutsche Telekom AG;

•	France Telecom S.A.;

•	Telecom Italia S.p.A.;

•	Telefónica S.A.;

•	Singapore Telecommunications Ltd.; and

•	Telstra Corp. Ltd.

Based on market data, comparable companies’ financial statements and other public information, MBA Lazard reviewed, among other things, enterprise values of the selected comparable companies as a multiple of the comparable company’s LTM EBITDA.

The resulting trading multiple (Enterprise Value/LTM EBITDA) was 5.1x (median of the sample).

MBA Lazard estimated an Argentina country risk discount factor to adjust the developed markets’ multiples for the higher Argentina country risk. This discount factor was estimated to be 65%. Consequently, MBA Lazard estimated the Argentina country risk adjusted trading multiple (Enterprise Value/LTM EBITDA) at 1.8x, which resulted from multiplying by a factor (1 — 65%) the 5.1x multiple of the develop markets’ sample.

MBA Lazard noted that the methodology for determining the country risk discount factor can generate results that are distorted in times when the country risk premium is elevated (as is the case currently), generating an excessive adjustment and resulting in multiples below 2.0x.

Based on the foregoing, MBA Lazard applied Argentina country risk adjusted enterprise value/ LTM EBITDA multiples of 1.6x to 1.9x to TASA’s March 31, 2009 EBITDA and determined an implied price per Class B Share range of Ps.0.40 to Ps.0.51, as compared to the consideration of Ps.1.00 per Class B Share offered in the Transaction. MBA Lazard estimated the range of Argentina country risk adjusted multiples of 1.6x to 1.9x by reducing and increasing the 1.8x multiple by +/− 5%.

Analysis of transactions of comparable companies in Latin America

MBA Lazard reviewed and analyzed selected recent precedent merger and acquisition transactions involving companies in the Latin American fixed line and integrated telephone industry. In performing these analyses, MBA Lazard analyzed certain financial information and transaction multiples relating to companies involved in the selected transactions and compared such information to the corresponding information for TASA.

Specifically, MBA Lazard reviewed six merger and acquisition transactions since October 2005 involving companies in the Latin American fixed line and integrated telephone industry for which sufficient public information was available. To the extent publicly available, MBA Lazard reviewed, among other things, the enterprise values implied by the precedent transactions as a multiple of the target’s LTM EBITDA as of the time the Transaction was announced.

The precedent transactions are set forth in the table below (listed by acquirer followed by the acquired company and the date of these transactions):

Acquirer	Acquired Company	Date of Transaction

Telefónica S.A.	Compañía de Teléfonos de Chile S.A.	November 2008
Global Crossing Ltd.	Impsat Fiber Networks Inc.	May 2007
América Móvil S.A. de C.V.	Telecomunicaciones de Puerto Rico, Inc.	March 2007
América Móvil S.A. de C.V.	Verizon Dominicana	December 2006
Teléfonos de México S.A.B. de C.V.	Embratel Participaçoes S.A.	November 2006
Embratel Participaçoes S.A.	Telmex do Brasil Ltda	October 2005

MBA Lazard calculated the median multiple (Enterprise Value/LTM EBITDA) for the selected transactions used in its analysis to be 5.2x.

MBA Lazard estimated the Argentina country risk adjusted trading multiple (Enterprise Value/LTM EBITDA) at 3.4x, which resulted from multiplying by a factor of (1 — 35%) the 5.2x multiple of the sample.

Based on the foregoing, MBA Lazard applied Argentina country risk enterprise value/LTM EBITDA multiples of 3.3x to 3.5x to TASA’s March 31, 2009 LTM EBITDA and determined an implied price per Class B Share range of Ps.0.96 to Ps.1.03, as compared to the consideration of Ps.1.00 per Class B Share offered in the Transaction. MBA Lazard estimated the range of Argentina country risk adjusted multiples of 3.3x to 3.5x by reducing and increasing the 3.4x multiple by +/− 5%.

Recent company transactions analysis

MBA Lazard also reviewed the implicit valuation of TASA based on recent Company transactions. The two following transactions were considered:

			Date of
Buyer	Seller	Price per Class B Share	Transaction
		(In Argentine pesos)

Telefónica Móviles de Argentina S.A.	Telefónica Internacional S.A.	0.95	October 2008
Telefónica Móviles de Argentina S.A.	Telefónica Internacional S.A.	0.82	March 2009

Consequently, the resulting range of the price per Class B Share was Ps.0.82 to Ps.0.95.

Other Analyses and Reviews

Market price analysis

MBA Lazard reviewed share price data for Class B Shares for the six-month period ended June 23, 2009, and observed that, during this period, the closing Class B Share price ranged from Ps.0.49 to Ps.0.96.

Book value per share analysis

MBA Lazard calculated the book value per Class B Share based on TASA’s unaudited financial statements as of March 31, 2009 to be Ps.0.37.

Miscellaneous

In connection with MBA Lazard’s engagement to provide an opinion to the board of directors and audit committee of TASA in connection with the Transaction, TASA agreed to pay MBA Lazard a fee for its services (without regard to the content of MBA Lazard’s opinion). TASA also agreed to reimburse MBA Lazard for certain expenses incurred in connection with MBA Lazard’s engagement and to indemnify MBA Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to MBA Lazard’s engagement, including certain liabilities under U.S. federal securities laws.

MBA Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. MBA Lazard has in the past provided, currently is providing and in the future may provide investment banking services to TASA, Telefónica and/or certain of their respective affiliates, for which MBA Lazard has received and may receive compensation. In addition, in the ordinary course of their respective businesses, MBA Lazard and its affiliates or related parties may actively trade securities of TASA and/or securities of Telefónica and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of MBA Lazard’s opinion was approved by the Opinion Committee of MBA Lazard.

MBA Lazard’s opinion is not intended to confer any rights or remedies upon any employee or creditor of TASA.

Availability of Documents

The full text of MBA Lazard’s written opinion, dated July 6, 2009, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by MBA Lazard in connection with its opinion is attached to this Schedule 13E-3 as Exhibit E, is incorporated into this Schedule 13E-3 by reference and is available to holders as described under “Introduction — Availability of Additional Information”. The description of MBA Lazard’s opinion set forth in this Schedule 13E-3 is qualified in its entirety by reference to the full text of MBA Lazard’s written opinion attached as Exhibit E. We encourage you to read MBA Lazard’s opinion and this section carefully and in their entirety.

SUBJECT COMPANY INFORMATION

General

TASA is a sociedad anónima organized under the laws of the Republic of Argentina and has been a majority-owned subsidiary of Telefónica since 2000. TASA provides fixed line telephony and other telephony-related services, such as international long-distance, data transmission and Internet service under a perpetual license to provide telecommunications services in Argentina. As of December 31, 2008, TASA employed over 10,000 full-time employees and was one of the largest companies in Argentina in terms of net revenue. TASA’s principal executive office is located at Avenida Ingeniero Huergo 723, (C1107AOH), Ciudad Autónoma de Buenos Aires, Argentina, and its telephone number is +54 11 4332 2066.

TASA is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

The Class B Shares and ADSs

The class of equity securities subject to the Transaction is the Class B Shares (including Class B Shares represented by ADSs). As of June 23, 2009, there were 2,616,811,616 Class B Shares outstanding, approximately 78.2% of which are issued in the form of ADSs. Based on a review of TASA’s share register, Telefónica has determined that as of June 23, 2009 approximately 50% of the Class B Shares not held by Telefónica’s affiliates were held of record by U.S. residents (either directly or as ADSs). There are no persons other than Telefónica’s affiliates who hold more than 10% of the Class B Shares (including Class B Shares represented by ADSs).

The Class B Shares are quoted on the BASE in lots of ten under the symbol “TEAR2.BA”. TASA ADSs, each of which each represents 40 Class B Shares, are listed on the NYSE and traded under the symbol “TAR”. The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in U.S. dollars) of the ADSs on the NYSE and the high and low closing sales prices (in Argentine pesos) of lots of ten Class B Shares on the BASE:

	High	Low

Year ended December 31, 2009
ADSs traded on the NYSE (U.S. dollars)
First Quarter	8.60	6.55
Second Quarter	11.50	6.98
Third Quarter	11.00	9.40
Fourth Quarter (through October 13, 2009)	10.40	9.65
Class B Shares (lot of ten) traded on the BASE (Argentine pesos)
First Quarter	7.20	5.70
Second Quarter	9.60	6.25
Third Quarter	10.10	9.10
Fourth Quarter (through October 13, 2009)	9.55	9.40

	High	Low

Year ended December 31, 2008
ADSs traded on the NYSE (U.S. dollars)
First Quarter	13.81	11.65
Second Quarter	13.07	10.08
Third Quarter	10.10	7.00
Fourth Quarter	9.21	3.12
Class B Shares (lot of ten) traded on the BASE (Argentine pesos)
First Quarter	10.30	9.00
Second Quarter	10.20	8.80
Third Quarter	8.70	5.80
Fourth Quarter	7.00	3.10
Year ended December 31, 2007
ADSs traded on the NYSE (U.S. dollars)
First Quarter	19.59	16.80
Second Quarter	19.93	15.50
Third Quarter	19.52	12.57
Fourth Quarter	15.38	12.42
Class B Shares (lot of ten) traded on the BASE (Argentine pesos)
First Quarter	14.70	12.45
Second Quarter	15.20	12.05
Third Quarter	15.00	9.90
Fourth Quarter	12.20	10.00

SHAREHOLDERS AND HOLDERS OF ADSs ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR CLASS B SHARES AND ADSs, RESPECTIVELY.

Dividends

The information set forth under “Item 8. Financial Information — A. Annual Consolidated Financial Statements and Other Financial Information — Dividend Policy” in the TASA 2008 20-F is incorporated herein by reference. Since December 31, 2001, TASA has not declared or paid any dividends.

Prior Public Offerings

Neither Telefónica nor, to the knowledge of Telefónica, TASA, has made an underwritten public offering of the Class B Shares for cash during the past three years that was registered under the Securities Act of 1933.

Prior Stock Purchases

None of Telefónica nor any of its affiliates has purchased any Shares during the past two years, except as described under “Past Contacts, Transactions, Negotiations and Agreements — Agreements Involving the Subject Company’s Securities”.

IDENTITY AND BACKGROUND OF FILING PERSONS

Telefónica

General

Telefónica is organized under the laws of the Kingdom of Spain. Telefónica is the parent company of a diversified telecommunications group that provides a comprehensive range of services through one of the world’s largest and most modern telecommunications networks principally in Spain, Europe and Latin America. As of June 23, 2009, Telefónica beneficially owned 100% of the Class A Shares and 95.19% of the Class B Shares (including Class B Shares represented by ADSs). The principal business address of Telefónica, which also serves as its principal office, is Distrito C, Ronda de la Comunicación, s/n, Las Tablas, 28050 Madrid, Spain, and its telephone number is +34 900 111 004.

Telefónica is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports and other information regarding registrations that file electronically with the SEC at http://www.sec.gov.

Telefónica Directors and Executive Officers

The name, business address, position with Telefónica, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Telefónica, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, none of Telefónica or, to the best knowledge of Telefónica, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding. During the last five years, none of Telefónica or, to the best knowledge of Telefónica, any of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which would be or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

TASA

General

TASA is the subject company. For additional information about TASA, see “Subject Company Information” above. The following chart illustrates TASA’s ownership structure as of the date of this Schedule 13E-3.

TASA Directors and Executive Officers

The name, business address, position with TASA, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of TASA, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, none of TASA or, to the best knowledge of TASA, any of the persons listed in Schedule I to this Schedule 13E-3 has been convicted in a criminal proceeding. During the last five years, none of TASA or, to the best knowledge of TASA, any of the persons listed in Schedule I to this Schedule 13E-3 was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Compañía Internacional de Telecomunicaciones S.A.

Cointel is a sociedad anónima organized under the laws of the Republic of Argentina. Cointel is a holding company that conducts its business through its controlling interest in TASA. The principal business address of Cointel, which also serves as its principal office, is Avenida Ingeniero Huergo 723, (C1107AOH), Ciudad Autónoma de Buenos Aires, Argentina, and its telephone number is +54 11 4332 2066. During the last five years, Cointel was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it would be or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Telefónica Internacional, S.A.

TISA is a sociedad anónima organized under the laws of the Kingdom of Spain and is wholly owned by Telefónica. TISA is a holding company that manages the telecommunications operations of the Telefónica group in

Latin America. The principal business address of TISA, which also serves as its principal office, is Gran Via 28, 28013 Madrid, Spain, and its telephone number is +34 91 483 6162. During the last five years, TISA was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it would be or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Telefónica Móviles Argentina S.A.

TMA is a sociedad anónima organized under the laws of the Republic of Argentina. Telefónica beneficially owns 100% of the share capital of TMA. TMA is the entity through which Telefónica conducts its Argentine mobile business. The principal business address of TMA, which also serves as its principal office, is Avenida Ingeniero Huergo 723, (C1107AOH), Ciudad Autónoma de Buenos Aires, Argentina, and its telephone number is +54 11 4332 2066. During the last five years, TMA was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it would be or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Telefónica Internacional Holding B.V.

Telefónica Internacional Holding B.V. (“TIHBV”) is organized under the laws of the Kingdom of the Netherlands. Telefónica beneficially owns 100% of the share capital of TIHBV. TIHBV is a holding company that controls certain stakes in the telecommunications operations of the Telefónica group in Argentina and Chile. The principal business address of TIHBV, which also serves as its principal office, is Dremtestraat 24, BG, 1083HK, Amsterdam, Netherlands, and its telephone number is +31 20 575 2200. During the last five years, TIHBV was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it would be or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

TERMS OF THE TRANSACTION

Basic Terms

Telefónica will purchase all of the outstanding Class B Shares of TASA, including those represented by ADSs, at a price of Ps.1.00 per Class B Share. The Class B Shares are quoted on the BASE in lots of ten. Consequently, for purposes of comparing Telefónica’s purchase price to the trading price of the Class B Shares on the BASE, it is necessary to multiply the purchase price by ten, resulting in the comparative purchase price per ten Class B Shares to be Ps.10.00. Each of TASA’s ADSs, which trade on the NYSE, represents 40 Class B Shares. Consequently, the purchase price per ADS is Ps.40.00.

The Transaction is being implemented pursuant to the Declaration of Acquisition by Telefónica under the Decree. As a result, assuming CNV approval of the Transaction and completion by Telefónica of the administrative actions required in connection with the Declaration of Acquisition process, all of the outstanding Class B Shares (including Class B Shares represented by ADSs) held by persons other than Telefónica or one of its affiliates will be transferred automatically to Telefónica, by operation of Argentine law and without any action on the part of any holder of any Class B Share or ADS.

Persons who held Class B Shares directly on or after December 3, 2009, the date of CNV approval of the Transaction (including any persons who previously held ADSs and cancelled those ADSs for Class B Shares on or prior to that date), and who do not exercise their appraisal rights, will be paid in Argentina and in Argentine pesos. Persons who held ADSs on or after that date (including any persons who previously held Class B Shares and deposited those Class B Shares with the Depositary for the issuance of ADSs on or prior to that date) and who do not exercise their appraisal rights will be paid the U.S. dollar equivalent of the Argentine peso price for their ADSs converted from Argentine pesos into U.S. dollars at Ps.3.8107 per U.S. dollar, the official U.S. dollar to Argentine peso exchange rate in effect on December 3, 2009, the date of approval of the Transaction by the CNV. Holders of Class B Shares or ADSs who exercise their appraisal rights will be paid in Argentine pesos or in U.S. dollars in the manner described below under “— Appraisal Rights”.

Transaction Timetable and Relevant Deadlines

The timetable set forth below provides an overview of the timeline for and relevant deadlines in connection with the Transaction. Capitalized terms set forth in the table below have the meanings ascribed to them elsewhere in this Schedule 13E-3. Unless otherwise indicated, all references in this Schedule 13E-3 to “business days” are to days that are business days in both Buenos Aires, Argentina and the City of New York, New York.

Date and Time	Event	Description

December 3, 2009	CNV approval of the Transaction	CNV approved Telefónica’s purchase price.

On or prior to December 11, 2009	Deposit by Telefónica of the aggregate purchase price into the Escrow Accounts and commencement of the Approval Publication	If you are a direct holder of Class B Shares, you may begin withdrawing payment for your Class B Shares from the Argentine Escrow Account in the manner set forth in this Schedule 13E-3 and, if you are a holder of ADSs, you may begin surrendering your ADSs to the Depositary and instructing the Depositary to withdraw payment for your ADSs from the U.S. Escrow Account in the manner set forth in this Schedule 13E-3.

Date and Time	Event	Description

December 15, 2009	Completion of Approval Publication and commencement of Objection Period	First day on which you may commence the process to exercise your appraisal rights and dispute the CNV-approved purchase price by filing a claim with the relevant arbitral tribunal or court in Buenos Aires, Argentina and, if you hold ADSs, by notifying the Depositary in the manner set forth in this Schedule 13E-3.

On or around December 31, 2009	Notarization of the Public Deed and Final Transfer	Your Class B Shares (including Class B Shares represented by ADSs) are automatically cancelled and thereafter your Class B Shares or ADSs, as applicable, represent only the right to receive the cash price payable in the Transaction or the right to dispute the purchase price. Upon cancellation of the Class B Shares, including the Class B Shares represented by ADSs, new shares are issued to Telefónica by operation of law. The Class B Shares and ADSs will be delisted and will no longer be negotiable or transferable after this date.

March 10, 2010 (5:00 p.m. New York City time)	ADS Objection Deadline	If you hold ADSs, this is the deadline by which the Depositary must be notified of your intention to dispute the purchase price in accordance with the procedures set forth herein so that the Depositary can deliver to you prior to the end of the Objection Period certain documentation that you will need to validly dispute the purchase price in Argentina. If your notification of intention to dispute the purchase price is not received by the Depositary by this deadline you will not be eligible to exercise your Appraisal Rights. To ensure timely delivery, you are urged to contact your bank, broker or other intermediary at least five business days prior to this deadline.
March 15, 2010	End of Objection Period	Holders of Class B Shares and ADSs wishing to exercise their Appraisal Rights and dispute the purchase price must file an action with the competent Argentine arbitral tribunal or court in Buenos Aires on or prior to this date.

On or after March 16, 2010 (subject to special payment procedures for holders of ADSs in registered form evidenced by ADRs)	Automatic payment to remaining non-objecting former direct holders of Class B Shares and holders of ADSs in book-entry form; eligibility of holders of ADS in registered form evidenced by ADRs to receive automatic payment	Caja de Valores sends payment to all direct holders of Class B Shares who are not disputing the purchase price and who have not previously withdrawn funds from the Argentine Escrow Account. In addition, the Escrow Agent sends payment to the Depositary for all ADS holders who are not disputing the purchase price and who have not previously directed the Depositary to withdraw funds from the U.S. Escrow Account. Remaining ADS holders who hold their ADSs in book-entry form automatically receive payment from the Depositary and holders of ADSs in registered form evidenced by ADRs receive payment from the Depositary upon surrender of their ADRs evidencing the ADSs in compliance with procedures set forth in this Schedule 13E-3.

Date and Time	Event	Description

Upon completion of appraisal proceeding	Payment to objecting holders	Direct holders of Class B Shares who validly disputed the purchase price receive payment of the original purchase price from the Argentine Escrow Account and holders of ADSs who validly objected to the purchase price receive payment of the original purchase price from the U.S. Escrow Account. If the Objecting Shareholders are successful in establishing a higher purchase price, the Objecting Shareholders will receive any Top Up Amount as agreed between Telefónica and the Objecting Shareholders or, failing such agreement, in the manner and currency ordered by the Argentine tribunal or court.

The CNV Review and Approval Process

On July 15, 2009, TASA and Telefónica delivered to the CNV all of the documents required by the Decree to enable the CNV to begin its review of the Transaction. Since that time, from time to time, the CNV has requested certain additional documentation and information, all of which has been provided properly by Telefónica and TASA.

Pursuant to Article 32 of the Decree, the CNV has full substantive review authority over the purchase price that Telefónica has offered. In reviewing the Transaction, the CNV was required to analyze Telefónica’s decision-making process in determining the purchase price, paying particular attention to the information that Telefónica considered and the basis upon which it established the purchase price.

In reviewing the Transaction, the CNV also considered the views and opinions of the TASA Entities and TASA’s statutory audit committee. Specifically, each of the TASA Entities was required to opine on the fairness of the purchase price and, as described above, each of the TASA Entities concluded, after considering the advice of MBA Lazard, their independent financial advisor, that the price is fair to the unaffiliated minority holders of the Class B Shares. Additionally, the TASA statutory audit committee was required to opine on the observance of legal process and, as disclosed above, concluded, in this case, that the actions of each of the TASA Entities relating to their reports to the CNV were taken in accordance with applicable law and TASA’s bylaws. In reviewing the Transaction, the CNV was required to analyze the decision-making process of the TASA Entities and the statutory audit committee, paying close attention to the information considered and the basis upon which they reached their conclusions, whether TASA sought and obtained independent financial or appraisal advice and the conclusions reached by the TASA Entities with respect to the fairness of the purchase price.

In addition to the factors described above, the CNV was entitled under the Decree to consider any other factors that it deemed relevant and to request, from time to time, such additional documentary or other additional information as it might consider helpful. Following its review procedure, the CNV approved the Transaction on December 3, 2009.

As a result of the CNV’s approval, Telefónica is required, on or prior to December 11, 2009, to deposit into the Escrow Accounts the full purchase price for all of the Class B Shares to be purchased by it (including those represented by ADSs) and to publish notifications informing the holders of Class B Shares and ADSs of the CNV approval and of how they may obtain payment for their Class B Shares and ADSs. For a detailed description of the procedures required to obtain payment of the purchase price, see “— Payment of Purchase Price to Non-Objecting Holders” below.

Publication of CNV Approval and Establishment of Escrow Accounts

On or prior to December 11, 2009, which is within five business days after the CNV’s approval of the Transaction, Telefónica will establish (1) an escrow account in Argentina (the “Argentine Escrow Account”) with BBVA Banco Francés S.A., a qualified Argentine financial institution (the “Escrow Agent”), and deposit in such account the aggregate Argentine peso purchase price for the Class B Shares held directly, and not in the form of ADSs, by TASA’s unaffiliated minority holders of the Class B Shares regardless of the nationality, domicile or residence of such minority holders and (2) an escrow account maintained by the Escrow Agent with Standard Chartered Bank in

New York by depositing in such account the U.S. dollar equivalent of the aggregate Argentine peso purchase price for the Class B Shares held in the form of ADSs (the “U.S. Escrow Account”, and together with the Argentine Escrow Account, the “Escrow Accounts”) by unaffiliated minority holders, regardless of the nationality, domicile or residence of such minority holders. For purposes of funding the Argentine Escrow Account, the number of Class B Shares will be calculated as (1) the number of Class B Shares (not represented by ADSs) held by unaffiliated minority holders on December 3, 2009, the date of CNV approval, and (2) the number of Class B Shares pending transfer to unaffiliated minority holders by the Depositary as a result of requests for cancellation of ADSs by unaffiliated minority holders received by the Depositary prior to 5:00 p.m. New York City time on that same date. The U.S. Escrow Account will be funded in U.S. dollars based on (1) the number of ADSs held by unaffiliated minority holders on the date of CNV approval and (2) the number of ADSs pending issuance by the Depositary as a result of deposits of Class B Shares by unaffiliated minority holders prior to 5:00 p.m. New York City time on that same date. In addition, for purposes of funding the U.S. Escrow Account in U.S. dollars in order to pay the relevant ADS holders in U.S. dollars, the Argentine peso purchase price will be converted into U.S. dollars at a rate Ps.3.8107 per U.S. dollar, the exchange rate in effect on December 3, 2009, the date on which the CNV granted its approval of the Transaction.

Beginning on December 11, 2009, Telefónica will again publish a notice in the Daily Bulletin (Boletín Diario) of the BASE, the Argentine Official Bulletin (Boletín Oficial) and La Nación, for a period of three consecutive business days indicating that CNV approval of the price has been obtained and providing instructions as to when and where the amount representing the aggregate approved purchase price will be available for withdrawal by the unaffiliated minority shareholders of Class B Shares (the “Approval Publication”). Prior to or upon commencement of this three-day publication period, Telefónica also will issue in the United States a press release announcing the CNV approval of the price and providing instructions as to when and where the amount representing the aggregate approved purchase price will be available for withdrawal by persons who were unaffiliated minority holders of ADSs as of the date of the CNV approval or by persons who were holders of Class B Shares and residents of the United States as of that date.

Upon funding of the Escrow Accounts, the unaffiliated minority holders of the Class B Shares, other than the Depositary, will be entitled to withdraw the amount corresponding to the number of Class B Shares owned by them from the Argentine Escrow Account and the Depositary will be entitled to withdraw from the U.S. Escrow Account the amount corresponding to the number of Class B Shares represented by the ADSs held by unaffiliated minority shareholders who have requested payment from the Depositary in the manner set forth below and affirmatively waived their appraisal rights. On or about December 31, 2009, Telefónica will present the Public Deed for notarization and for registration with the Argentine Commercial Registry (Registro Público de Comercio) and the Final Transfer will take place.

The Class B Shares and ADSs will continue to trade on the BASE and the NYSE, respectively, after the CNV’s approval of the purchase price until the date of the Final Transfer. After the Final Transfer, neither Class B Shares nor ADSs will be negotiable or transferable, and the only remaining rights of holders of Class B Shares and ADSs will be to receive the purchase price for their Class B Shares and ADSs, respectively, or to dispute the fairness of that purchase price, as described further below.

Automatic Transfer of Shares to Telefónica

Under Article 29 of the Decree, on the date on which the Public Deed is notarized prior to its presentation for registration with the Argentine commercial registry (Registro Público de Comercio), the Final Transfer will take place. Unless an unaffiliated minority holder of Class B Shares or ADSs has already received payment for his or her securities, effective upon the Final Transfer the rights of the former holders of Class B Shares, including those represented by ADSs, convert automatically, and by operation of Argentine law into the Transaction Proceeds Rights. In addition, on the date of the Final Transfer, Caja de Valores, the Argentine clearance and settlement system, will make a Credit Notation on the account of each former holder of Class B Shares other than the Depositary and other than any holder that received payment for his or her Class B Shares prior to the date of the Final Transfer, indicating that, until the end of the Objection Period, the holder of that account continues to be entitled to request payment and, consequently, continues to be entitled to exercise appraisal rights in connection with the Transaction. The purpose of the Credit Notations is to maintain a record of those holders of Class B Shares still entitled to payment of the purchase price and still entitled to exercise the appraisal rights after the point in time that the Class B Shares no longer exist as a matter of Argentine law. Normally, Caja de Valores would make a Credit Notation on the account of all shareholders other than those that had already received payment of the purchase price and, thus, would make a Credit Notation on the account of the Depositary. In this case, however, Caja de Valores has agreed to accept from the Escrow Agent a letter indicating that the Class B Shares represented by the ADSs are the Class B Shares held in a custodial account at Citibank Argentina and that the purchase price for those ADSs will be paid from the U.S. Escrow Account in accordance with procedures set up by the Filing Persons, the Depositary and the Escrow Agent. Based on this letter, Caja de Valores will not make any Credit Notation in respect of the Class B Shares or Transaction Proceeds Rights underlying the ADSs. Nevertheless, the absence of a Credit Notation on the account of the Depositary will not adversely affect or otherwise alter the Transaction Proceeds Rights into which the Class B Shares underlying the ADSs are converted as of the Final Transfer.

Exchanges of Class B Shares and ADSs

The Deposit Agreement governing the issuance and terms of the ADSs (the “Deposit Agreement”) generally provides, subject to certain limitations and to the payment of certain fees and expenses, that any holder of an ADS may cancel his or her ADSs and request from the Depositary the Class B Shares represented by those ADSs, and that any holder of Class B Shares may deposit his or her Class B Shares with the Depositary for the issuance of ADSs representing those Class B Shares. Under Argentine law, Telefónica is required to fund, within five business days after CNV approval, the entire purchase price for the Transaction pursuant to its Declaration of Acquisition based on the number of shares outstanding and held by unaffiliated minority holders as of the date of CNV approval. Because the Transaction affects unaffiliated minority holders of Class B Shares and ADSs and, therefore, entails the establishment of the Argentine Escrow Account and the U.S. Escrow Account, it is necessary for the respective numbers of outstanding Class B Shares (not represented by ADSs) and ADSs to remain static as from the date of CNV approval of the Transaction. To accommodate this need, TASA and the Depositary were required to take appropriate action to prevent holders of ADSs from cancelling their ADSs and requesting from the Depositary the Class B Shares represented by those ADSs and holders of Class B Shares from depositing Class B Shares with the Depositary for the issuance of ADSs representing those Class B Shares after 5:00 p.m. (New York City time) December 3, 2009, the date of CNV approval. Consequently, holders are no longer permitted to deposit their Class B Shares for the issuance of ADSs or request the cancellation of their ADSs for Class B Shares.

Payment of Purchase Price to Non-Objecting Holders

General

All direct holders of Class B Shares, other than the Depositary but including Converted Class B Shareholders, on or after the date of CNV approval of the Transaction will be paid in Argentine pesos from the Argentine Escrow Account. All holders of ADSs, including Converted ADS Holders, on or after the date of CNV approval of the Transaction will be paid the purchase price for their ADSs in U.S. dollars from the U.S. Escrow Account. For an explanation of how any amount in excess of the purchase price will be paid to ADS holders who successfully object to the purchase price, see “— Appraisal Rights — Payment of Purchase Price if Objecting Shareholders are Successful in Challenging the Approved Purchase Price”.

For purposes of funding the U.S. Escrow Account and for determining the U.S. dollar equivalent of the Argentine peso purchase price for the Class B Shares represented by ADSs, the Argentine peso price will be converted into U.S. dollars at Ps.3.8107 per U.S. dollar, the exchange rate in effect on the date that the CNV approved the Transaction.

The exchange rate between the U.S. dollar and the Argentine peso has fluctuated significantly during recent years. The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal Argentine pesos per U.S. dollar. On October 13, 2009, the

Argentine peso to U.S. dollar exchange rate was Ps.3.8240 to U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

Nominal Exchange Rates(1)

	Exchange Rate
	High(2)	Low(3)	Average(4)	Period-End

Year ended December 31, 2004	3.06	2.80	2.95	2.98
Year ended December 31, 2005	3.04	2.86	2.92	3.03
Year ended December 31, 2006	3.11	3.03	3.07	3.07
Year ended December 31, 2007	3.18	3.06	3.11	3.15
Year ended December 31, 2008	3.45	3.01	3.16	3.45
Month ended January 31, 2009	3.49	3.45	3.46	3.49
Month ended February 31, 2009	3.56	3.49	3.51	3.56
Month ended March 31, 2009	3.72	3.59	3.65	3.71
Month ended April 30, 2009	3.72	3.67	3.69	3.72
Month ended May 31, 2009	3.75	3.69	3.72	3.75
Month ended June 30, 2009	3.80	3.74	3.77	3.80
Month ended July 31, 2009	3.83	3.80	3.81	3.83
Month ended August 31, 2009	3.85	3.82	3.84	3.85
Month ended September 30, 2009	3.85	3.83	3.84	3.84
Month ended October 31, 2009	3.85	3.82	3.83	3.82
Month ended November 30, 2009	3.82	3.80	3.81	3.81

(1)	For 2004 and 2005, the source of the nominal exchange rates was the Banco Nación exchange rate. Since 2006, the source has been the Argentine Central Bank exchange rate.

(2)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

(3)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

(4)	Average of the daily closing rate for year-end, month-end or period-end rates, as noted.

The Filing Persons cannot offer any assurance as to the rate of exchange that will apply to any ADS holder who takes an action pursuant to the terms of the Transaction resulting in that holder becoming the recipient of Argentine peso proceeds and who later desires to covert any or all of the proceeds received into U.S. dollars.

Any direct holder of Class B Shares who is not an Argentine resident, other than the Depositary but including Converted Class B Shareholders, will be required to have a bank or brokerage account in Argentina into which the Argentine peso proceeds of the Transaction may be transferred as transfer of Argentine pesos out of Argentina or conversion of Argentine pesos into U.S. dollars or another currency is limited by Argentine law and regulations. Opening a bank or brokerage account in Argentina generally requires the presentation of certain information regarding the person or entity in whose name such account is being opened, including a valid form of government-issued identification, a tax identification number and the name of a legal representative in Argentina with the appropriate power of attorney. Requirements may vary from financial institution to financial institution and non-Argentine residents wishing to open a bank or brokerage account in Argentina are urged to contact an Argentine financial institution as soon as possible in order to ensure that all information and documentation is available. In view of these requirements, a substantial period of time may be required for non-residents of Argentina to complete all of the necessary actions required to have available to them a bank or brokerage account in Argentina. The Filing Persons cannot guarantee that any holder of Class B Shares (including Converted Class B Shareholders) who is not a resident of Argentina will be able to satisfy all of the conditions necessary for establishing a bank or brokerage account in Argentina or, if all of these conditions can be satisfied, that the non-resident holder will be able to complete all of the necessary actions prior to the time that distributions of Argentine pesos are scheduled to be made to such holder under the terms of the Transaction. In the event that a direct holder of Class B Shares does not have an

Argentine bank or brokerage account at the time that distributions of Argentine pesos are scheduled to be made to under the terms of the Transaction, Caja de Valores will withhold the distribution related to such holder until he or she obtains an Argentine bank or brokerage account. We strongly urge all direct holders of Class B Shares who are not Argentine residents and any holders of ADSs who are considering becoming Converted Class B Shareholders to contact immediately financial institution representatives and counsel in Argentina and to begin immediately the steps necessary to establish non-resident bank or brokerage accounts in Argentina.

Under current Argentine regulations, except with the prior approval of the Argentine Central Bank, a holder of Class B Shares considered to be a non-resident of Argentina may convert the equivalent of up to an aggregate of U.S.$500,000 per month through the Argentine free and unified foreign exchange market (the “MULC”) so long as in making his or her investment in the Class B Shares, such holder converted U.S. dollars into Argentine pesos through the MULC more than one year prior to the date on which he or she wishes to exchange Argentine pesos for U.S. dollars or, if these conditions are not satisfied, the equivalent of up to an aggregate of U.S.$5,000 per month unless approval of a different amount is obtained from the Argentine Central Bank. In addition, under current Argentine regulations, Argentine residents are not permitted to purchase more than U.S.$2,000,000 per month and transfer such amount abroad without the prior approval of the Argentine Central Bank. Exchange controls in Argentina have in the past been subject to frequent change. The rules and regulations relating to the exchange of Argentine pesos for U.S. dollars or other foreign currencies, to the transfer of foreign currencies or other cash from Argentina and to the repatriation of the proceeds of an Argentine investment to its country of origin have been subject to strict and frequently changing rules and regulations during recent years. These rules and regulations may change during the course of the Transaction and the Filing Parties cannot assure any holder who is considered to be a non-resident of Argentina and who receives Transaction proceeds in Argentine pesos when, or if, that holder will be able to convert those proceeds into U.S. dollars or other foreign currencies or remove those U.S. dollars or other foreign currencies from Argentina.

Payment to Holders of Class B Shares

The steps that holders of Class B Shares are required to take and the documents they are required to present depend on when they choose to withdraw payment for their shares from the Argentine Escrow Account, and are described in further detail below.

Payment to holders of Class B Shares prior to the end of the Objection Period

Upon the funding of the Argentine Escrow Account on or before December 11, 2009 and prior to the Final Transfer, a holder of Class B Shares may obtain the aggregate Argentine peso purchase price corresponding to his or her Class B Shares by contacting the financial institution through which he or she holds such Class B Shares and instructing such financial institution to transfer his or her Class B Shares to the custodial account maintained by the Escrow Agent for Telefónica. In order to effect that transfer, the relevant financial institution will require the holder to (i) present a valid form of government-issued identification or, in the case of a legal entity other than a natural person, a validly executed power of attorney and (ii) complete a form approving the purchase price and waiving any objections to its fairness. Once the Class B Shares have been transferred to the custodial account maintained by the Escrow Agent, the Escrow Agent will pay the purchase price corresponding to those Class B Shares to the former holder of such Class B Shares.

After the Final Transfer but prior to the end of the Objection Period, a person who formerly held Class B Shares and held such Class B Shares as of the date of the Final Transfer may obtain the aggregate Argentine peso purchase price corresponding to his or her Transaction Proceeds Rights by contacting the financial institution through which he or she held the Class B Shares and instructing such financial institution to contact Caja de Valores and request payment against the Credit Notation made in such holder’s account at Caja de Valores. In order to make a payment request to Caja de Valores, the relevant financial institution will require the holder to (i) present a valid form of government-issued identification or, in the case of a legal entity other than a natural person, a validly executed power of attorney and (ii) complete a form approving the purchase price and waiving any objections to its fairness. On the last Buenos Aires business day of each week during the period from the Final Transfer through the end of the Objection Period, Caja de Valores will request payment from the Escrow Agent based upon requests for payment received by Caja de Valores during that week, and upon receipt of such payment from the Escrow Agent, which should take place within two Buenos Aires business days from request, Caja de Valores will pay the requesting former holders of Class B Shares and cancel the Credit Notation representing the Transaction Proceeds Rights of such former holders on the date of receipt of payment from the Escrow Agent.

The appraisal rights available to holders of Class B Shares are described in more detail below under “— Appraisal Rights”. Upon payment by the Escrow Agent of the purchase price to a former holder of Class B Shares, none of the Escrow Agent or either of the Filing Persons will have any further obligations to that former holder of Class B Shares.

Payment to holders of Class B Shares after the end of the Objection Period

After the end of the Objection Period, the Escrow Agent will transfer the Argentine peso-denominated funds which have not yet been claimed from the Argentine Escrow Account and which are not represented by Credit Notations pertaining to objecting holders of Class B Shares to Caja de Valores, and Caja de Valores will subsequently deposit such funds into the accounts of the holders for which it has recorded Credit Notations and who have not yet withdrawn the funds corresponding to their holding of Transaction Proceeds Rights and have not disputed the purchase price. Upon this transfer of funds to Caja de Valores, neither the Escrow Agent nor either of the Filing Persons will have any further obligations to holders who have not yet claimed funds from the Argentine Escrow Account and whose accounts at Caja de Valores do not reflect a Credit Notation pertaining to an objecting holder, and these holders must look solely to Caja de Valores for payment of the purchase price.

Payment to Holders of ADSs

The steps that holders of ADSs are required to take and the documents they are required to present depend on when they choose to request the Depositary to withdraw the purchase price corresponding to their ADSs from the U.S. Escrow Account, and are described in further detail below.

The method of delivery of ADSs and all other required documents, including through the Book-Entry Transfer Facility, as defined below, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If ADRs evidencing ADSs are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received prior to the dates specified below. In all cases, you should allow sufficient time to ensure timely delivery to the Depositary.

Payment to holders of ADSs prior to the ADS Objection Deadline

Upon the funding of the U.S. Escrow Account on or before December 11, 2009 and prior to the final ADS Payment Instruction Deadline, as defined below, a holder of ADSs may obtain the aggregate U.S. dollar purchase price corresponding to his or her ADSs by requesting payment from the Depositary in one of the manners described in more detail below.

In order to allow the Depositary to distribute the proceeds of the Transaction to non-objecting ADS holders after Telefónica funds the U.S. Escrow Account and on a schedule substantially consistent with the availability of proceeds to non-objecting holders of Class B Shares from the Argentine Escrow Account, the Depositary will establish a weekly deadline (each such deadline, an “ADS Payment Instruction Deadline”) by which time any ADS holder wishing to receive the purchase price corresponding to his or her ADSs must provide, or cause to be provided, an instruction to the Depositary by taking the actions or delivering the documents described below. The first ADS Payment Instruction Deadline will be 5:00 p.m. New York City time on December 11, 2009, the New York business day immediately preceding the last New York business day of the week during which Telefónica funds the U.S. Escrow Account, and each subsequent ADS Payment Instruction Deadline will be 5:00 p.m. New York City time on the New York business day prior to the last New York business day of each calendar week until the last ADS Payment Instruction Deadline. The last ADS Payment Instruction Deadline will be March 4, 2010.

If a holder of ADSs complies with all of the requirements to make a valid request for payment of the purchase price in respect of its ADSs on or before an ADS Payment Instruction Deadline, the Depositary will distribute funds representing the purchase price for these ADSs no later than four New York business days after such ADS Payment Instruction Deadline. The Depositary will make payment of the purchase price to holders of ADSs validly requesting such payment by means of a check, in the case of ADSs registered directly with the Depositary and in accordance with the instructions set forth in the corresponding letter of instruction and transmittal substantially in the form attached as Annex A to this Schedule 13E-3 (the “Letter of Transmittal”), and, in the case of ADSs held in book-entry form, through a financial intermediary in DTC by means of an electronic credit to such financial intermediary’s DTC participant account.

Any ADS holder instructing the Depositary to withdraw funds from the U.S. Escrow Account on his or her account must, and will as a matter of Argentine law, waive any rights to dispute the purchase price. However, a request to withdraw funds made by one ADS holder and/or the withdrawal of funds from the U.S. Escrow Account pursuant to the request will not impair or otherwise affect the rights of other holders of ADSs to dispute the purchase price. The Depositary will not be deemed to have waived the appraisal rights of an ADS holder by withdrawing funds corresponding to such ADS holder from the U.S. Escrow Account or by taking any other action unless such ADS holder makes a valid and timely request for payment and waives his or her appraisal rights by following one of the payment procedures outlined below.

ADSs held in registered form.  If you hold your ADSs in registered form evidenced by ADRs, to qualify for payment of the purchase price for your ADSs, you must deliver a properly completed and duly executed Letter of Transmittal and all documents required by the Letter of Transmittal along with the ADRs evidencing the surrendered ADSs to the Depositary prior to the relevant ADS Payment Instruction Deadline. If you hold ADSs in registered form evidenced by ADRs, you will not receive the purchase price for your ADSs unless and until you deliver to the Depositary a properly completed and duly executed Letter of Transmittal along with the ADRs evidencing the ADSs to be surrendered.

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the request for payment of the purchase price of such ADSs is made (i) by a registered holder of the ADSs who has not completed the box labeled “Special Payment Instructions” or (ii) for the account of an Eligible Institution.

If the ADRs representing your registered ADSs are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to a person other than the registered holder of the ADR, then the ADR, when delivered to the Depositary, must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the ADRs, with the signatures on the certificates for the ADSs or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal.

The method of delivery of all documents, including the Letter of Transmittal and ADRs evidencing the surrendered ADSs held in registered form evidenced by ADRs, is at the election and risk of the ADS holder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Delivery will be deemed to have taken place only when actually received by the Depositary. In all cases, sufficient time should be allowed to ensure delivery.

ADSs held in book-entry form.  The Depository Trust Company (“DTC” or the “Book-Entry Transfer Facility”) has established an account on behalf of the Depositary with respect to the ADSs for purposes of the Transaction. Any financial institution that is a direct or indirect participant in the system of the Book-Entry Transfer Facility may request payment for and deliver ADSs by causing the Book-Entry Transfer Facility to transfer such ADSs into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility and by transmitting a Payment Instruction, as defined below, via DTC’s confirmation system.

“Payment Instruction” means an instruction transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility through which the

ADSs are held that such participant has received, and that such participant agrees to be bound by, the terms of the Transaction and that the Filing Persons may enforce that agreement against the participant.

If you, as a holder of ADSs in book-entry form, wish to receive payment for your ADSs prior to the end of the Objection Period, you must instruct your bank or broker or other intermediary to instruct the participant in the Book-Entry Transfer Facility through which your ADSs are held, to submit an electronic instruction through the Book-Entry Transfer Facility prior to 5:00 p.m., New York City time, on the New York business day preceding the relevant ADS Payment Instruction Deadline. When you instruct DTC through the Book-Entry Transfer Facility to deliver your ADSs to the Depositary through the Book-Entry Transfer Facility in exchange for payment, you will be deemed to represent and warrant to the Depositary and Telefónica that you agree to all of the terms and conditions of the Transaction and such delivery will constitute a binding agreement between you, the Depositary and Telefónica upon the terms set forth in this Schedule 13E-3.

You may be asked by your bank or broker or other intermediary to complete and send a Customer Payment Instruction Form, a form of which is attached as Annex B hereto and a copy of which you may also obtain from your broker or the Depositary, instead of providing verbal instructions to deliver your ADSs and accept payment for your ADSs prior to the expiration of the Objection Period. Alternatively, your bank, broker or other intermediary may have its own preferred procedures and documentation for receiving your instructions to deliver your ADSs and accept payment for your ADSs prior to the expiration of the Objection Period. You are urged to check with your bank or broker or other intermediary in advance of the relevant ADS Payment Instruction Deadline to determine the preferred procedures and documentation. In all cases, sufficient time should be allowed to ensure delivery of your ADSs.

The method of delivery is at the risk of the ADS holder. ADSs held in book-entry form will be deemed to be delivered only when a Payment Instruction is actually received by the Depositary via DTC. If you hold your ADSs through a bank, broker or other intermediary, you are urged to check with your bank, broker or other intermediary at least five New York business days in advance of the relevant ADS Payment Instruction Deadline to determine whether your bank, broker or other intermediary requires the delivery of a Customer Payment Instruction Form, payment of any fees or imposes any additional requirements in connection with a delivery by it of your payment request through the Book Entry Transfer Facility. Banks, brokers or other intermediaries may prescribe a deadline earlier than the applicable ADS Payment Instruction Deadline in connection with any such delivery. ADS holders are urged to check with their bank, broker or other intermediary in advance of the relevant ADS Payment Instruction Deadline to determine the preferred procedure. In all cases, sufficient time should be allowed to ensure delivery to the Depositary.

Payment to ADS holders after the end of the Objection Period

After the end of the Objection Period, any ADS holder who holds ADSs in registered form evidenced by ADRs and who has not previously delivered a properly completed and duly executed Letter of Transmittal and surrendered the ADRs evidencing such ADSs prior to the last ADS Payment Instruction Deadline or notified the Depositary of such holder’s intention to dispute the fairness of the purchase price prior to the ADS Objection Deadline (as defined below) must deliver a properly completed and duly executed Letter of Transmittal along with the ADRs evidencing the ADSs to be surrendered to the Depositary in order to receive the purchase price for such holder’s ADSs. Within three New York business days of receipt of a properly completed and duly executed Letter of Transmittal along with the ADRs evidencing the ADSs to be surrendered, the Depositary will pay to the relevant holder the purchase price corresponding to his or her ADSs. If you hold ADSs in registered form evidenced by ADRs, you will not receive the purchase price for your ADSs unless and until you deliver to the Depositary a properly completed and duly executed Letter of Transmittal along with the ADRs evidencing the ADSs to be surrendered.

After the end of the Objection Period, any ADS holder who holds ADSs in book-entry form and who has not previously caused an instruction to be delivered on his or her behalf via DTC prior to the last ADS Payment Instruction Deadline or notified the Depositary of such holder’s intention to dispute the fairness of the purchase price prior to the ADS Objection Deadline (as defined below) will receive the U.S. dollar equivalent purchase price for his or her ADSs from the Depositary within three New York business days of the end of the Objection Period.

The procedures for the exercise of appraisal rights by ADS holders are described in further detail below under “— Appraisal Rights — Exercise of Appraisal Rights by ADS Holders”.

Appraisal Rights

Nature of Rights

The unaffiliated minority holders of TASA’s Class B Shares and ADSs do not have any voting rights on and are not entitled to opt out of the Transaction. However, under Article 30 of the Decree, the unaffiliated minority holders of the Class B Shares and ADSs who have not withdrawn an amount equal to the aggregate purchase price for their Class B Shares or ADSs from the relevant Escrow Account (the “Eligible Minority Holders”) have the right to dispute the fairness of the purchase price before an arbitration tribunal (tribunal arbitral) or a competent Argentine commercial court with jurisdiction in Buenos Aires, Argentina (such right, the “Appraisal Right”) during the Objection Period. While any Eligible Minority Holder may exercise its Appraisal Right at any time during this three-month Objection Period, adjudication of any disputes to the fairness of the purchase price will be postponed until the earlier of (i) the expiration of the Objection Period and (ii) the submission of claims by 100% of all Eligible Minority Holders, at which point all claims will be consolidated and heard before the same relevant body. Notwithstanding the existence of Appraisal Rights, the exercise by any Eligible Minority Holder of an Appraisal Right will not affect the Final Transfer which occurs automatically on the date on which the Public Deed is notarized, and a successful dispute by one holder or group of holders will not change the purchase price payable to non-objecting holders.

An objecting holder of Class B Shares may withdraw his or her objection at any time and participate in the Transaction by following the steps described above under “— Payment of Purchase Price to Non-Objecting Holders — Payment to Holders of Class B Shares — Payment to holders of Class B Shares prior to the end of the Objection Period”. An objecting holder of ADSs that wishes to withdraw its objection must do so by contacting the Depositary before the ADS Objection Deadline (as defined below) and may participate in the Transaction by following the steps described above under “— Payment of Purchase Price to Non-Objecting Holders — Payment to Holders of ADSs — Payment to holders of ADSs prior to the ADS Objection Deadline”.

Appraisal Proceeding

In connection with the Transaction, the relevant arbitration tribunal is the Arbitral Tribunal of the Buenos Aires Stock Exchange (Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires) and the relevant commercial court is the National Commercial Court of First Instance (Juzgados Nacionales de Primera Instancia en lo Comercial), both of which are located in Buenos Aires, Argentina. Adjudication of any disputes to the fairness of the purchase price will be postponed until the earlier of (i) the end of the Objection Period and (ii) the submission of claims by 100% of all Eligible Minority Holders, at which point all claims will be consolidated and heard before the same relevant body. Once any claims have been consolidated, pursuant to Article 30 of the Decree, Telefónica will have ten business days to respond to such claims in writing after which time the arbitration tribunal or court, as the case may be, must appoint the number of expert appraisers that it deems appropriate. According to the Decree, within 20 business days of this appointment, the relevant arbitration tribunal or court, as the case may be, must determine the fair purchase price (the “Initial Fair Price Determination”). According to the Decree, the Initial Fair Price Determination may be appealed within ten business days and the relevant court of appeals must affirm such Initial Fair Price Determination or establish its own fair purchase price (the “Final Fair Price Determination”) within 20 business days of receipt of such appeal. Although the foregoing are the timeframes established by the Decree, in practice, particularly if the purchase price is disputed in a court rather than an arbitration tribunal, the period from the initiation of a dispute until the settlement of the final appeal can last anywhere from one to three years.

In the case that the Initial Fair Price Determination, assuming that it is not appealed, or otherwise the Final Fair Price Determination exceeds the CNV-approved purchase price, Telefónica would be required to pay the amount of such excess with respect to all of the Class B Shares previously held by Eligible Minority Holders (including the Class B Shares formerly represented by ADSs) who have disputed the fairness of the CNV-approved purchase price (such shareholders, the “Objecting Shareholders” and such amount, the “Top Up Amount”). To the extent that the

Objecting Shareholders succeed in setting a higher purchase price through the objection procedures described above, that higher purchase price will be paid only to such successful Objecting Shareholders, as described in more detail below under “— Payment of Purchase Price if Objecting Shareholders are Successful in Challenging the Approved Purchase Price”. Should the Objecting Shareholders prevail and Telefónica fails to pay the Top Up Amount within five business days from Final Fair Price Determination, Eligible Minority Holders would be entitled to interest on the Top Up Amount equal to 150% of the mean active rate for Argentine peso-denominated loans as published by the Argentine Central Bank corresponding to the month in which the failure pay takes place, compounded daily. Should Telefónica fail to pay the Top Up Amount within thirty calendar days from the Final Fair Price Determination, any Eligible Minority Holder may declare the sale of its Class B Shares or ADSs null and void, in which case Telefónica would be required to return to such Eligible Minority Holder its Class B Shares or ADSs and could be found liable for additional damages.

Fees and Expenses

All attorneys’ fees and experts’ fees in connection with the exercise of an Appraisal Right will be set by the relevant arbitration tribunal or court, as the case may be. Each party to the proceedings will initially be responsible for the fees of its own attorneys and experts. Attorneys’ fees in court proceedings are governed by Argentine law at between 10% and 20% of the aggregate purchase price determined in the Initial Fair Price Determination or Final Fair Price Determination, as the case may be, and set within this range by the relevant court. Argentine courts also charge a fee of 3% of the aggregate purchase price claimed prior to the initiation of proceedings and such fee is to be borne by the party bringing the action. The arbitration tribunal has the authority to establish attorneys’ fees within the range of 2% to 20% of the aggregate purchase price determined in the Initial Fair Price Determination or Final Fair Price Determination, as the case may be. In addition, the arbitration tribunal charges a filing fee of 1.5% of the aggregate purchase price claimed up to a limit of Ps.240,000, payable by the party bringing the action. Both the courts and arbitration tribunal have the authority to allocate attorneys’ and court/arbitration fees among the parties in connection with the delivery of the Initial Fair Price Determination or Fair Price Determination, as the case may be. The controlling shareholder is responsible for the fees of any experts appointed by the arbitration tribunal or court, as the case may be, unless the fair price demanded by the contesting minority shareholder exceeds by more than 30% the purchase price offered by Telefónica, in which case the fees will be borne by the party whose price is further from the price established in the Final Fair Price Determination.

Exercise of Appraisal Rights by Holders of Class B Shares

To exercise an Appraisal Right, a holder of Class B Shares (including any Converted Class B Shareholder) must file an action with the relevant Argentine arbitration tribunal or court prior to the end of the Objection Period and be prepared to deliver to the arbitration tribunal or court, as the case may be, a certificate from Caja de Valores, the Argentine clearing system, as evidence of such holder’s ownership of the Class B Shares as to which it is registering a dispute. Such certificate may be obtained by a holder of Class B Shares by contacting the financial institution through which he or she holds such Class B Shares and instructing such financial institution to complete and submit the relevant paperwork for obtaining the certificate. Obtaining such a certificate from Caja de Valores can take up to one week and objecting holders of Class B Shares are urged to begin the process for obtaining the certificate from Caja de Valores in sufficient time for them to exercise the Appraisal Right. Holders of Class B Shares wishing to exercise their Appraisal Right are strongly advised to contact Argentine counsel once they obtain the relevant certificate from Caja de Valores, or sooner.

Exercise of Appraisal Rights by ADS Holders

An ADS holder wishing to exercise his or her Appraisal Right must either (i) instruct the Depositary of its intention to object, in each case in the manner described below and prior to 5:00 p.m. New York City time on March 10, 2010 (the “ADS Objection Deadline”) or (ii) request the cancellation of his or her ADSs and the withdrawal of the underlying Class B Shares prior to 5:00 p.m. New York City time on the date of CNV approval of the Transaction by contacting his or her bank, broker or other intermediary or the Depositary at 1-800-308-7887. Telefónica will publish the date of the ADS Objection Deadline in a press release and in a notice on its website and, to the extent that it disseminates any amendment to this Schedule 13E-3 to holders in accordance with the procedures described above, it will include this information in that amendment.

If you hold your ADSs through a bank, broker or other intermediary, you should be aware that the bank, broker or other intermediary may prescribe a deadline which is different from the ADS Objection Deadline or impose additional requirements in order for you to exercise your Appraisal Rights, and we urge you to check with your bank, broker or other intermediary to ensure that your bank, broker or other intermediary transmits your instructions to the Depositary for receipt prior to the ADS Objection Deadline. To ensure timely delivery of their instructions to the Depositary, ADS holders who hold their ADSs in book-entry form are urged to contact their bank, broker or other intermediary at least five New York business days prior to the ADS Objection Deadline.

An ADS holder wishing to dispute the purchase price in his or her capacity as an ADS holder must either (i) deliver to the Depositary a properly completed and duly executed Appraisal Rights Exercise Instruction Form substantially in the form attached as Annex C to this Schedule 13E-3 (the “Appraisal Rights Exercise Instructions Form”), in the case of ADSs that are held in registered form, or (ii) transmit or cause to be transmitted to DTC on behalf of such holder a Withdrawal and Objection Message (as defined below) and deliver or cause to be delivered to the Depositary a duly completed Appraisal Rights Exercise Instructions Form in the case of ADSs held in book-entry form, in each case prior to the ADS Objection Deadline.

A “Withdrawal and Objection Message” means a message transmitted to DTC by or on behalf of an ADS holder and further transmitted by DTC to, and received by, the Depositary stating that DTC has received from a participant instructions on behalf of its client to remove the ADSs held in the DTC system and instructing the Depositary to issue such client’s ADSs in registered form using the direct registration system (“DRS”) in the name of such client and on the books and records of the Depositary.

All signatures on a Appraisal Rights Exercise Instructions Form must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the request for exercise of the Appraisal Rights with respect to such ADSs is made (i) by a registered holder of the ADSs or (ii) for the account of an Eligible Institution.

The method of delivery of all documents, including the Appraisal Rights Exercise Instructions Form, is at the election and risk of the ADS holder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure delivery.

Upon delivery of a Withdrawal and Objection Message to the Depositary, the ADSs will be removed from the DTC system, registered in the name of the ADS holder and held via DRS on the books of the Depositary.

To exercise an Appraisal Right, an ADS holder (including any Converted ADS Holders) must file an action with the relevant Argentine arbitral tribunal or court prior to the end of the Objection Period and be prepared to deliver to the arbitral tribunal or court, as the case may be, documentation evidencing such ADS holder’s beneficial ownership of the Class B Shares represented by such ADS holder’s ADSs. While this is the first transaction under the Decree involving ADSs and thus there is no precedent dictating the nature of this ownership documentation that might be required by the Argentine arbitral tribunal or court, the Filing Persons expect that such documentation should include (A) a certificate from Caja de Valores, the Argentine clearing system, addressed to the Depositary evidencing the Depositary’s ownership of the Class B Shares underlying the aggregate number of ADSs outstanding on the date of CNV approval of the Transaction and (B) a certificate from the Depositary addressed to the ADS holder certifying as to the number of ADSs registered in the name of such ADS holder. The documents described in (A) and (B) of the preceding sentence will be provided to objecting ADS holders by the Depositary within three New York business days after receipt by the Depositary of either (i) a properly completed and duly executed Appraisal Rights Exercise Instructions Form substantially in the form attached as Annex C to this Schedule 13E-3, in the case of ADSs that are held in registered form and evidenced by ADRs, or (ii) a Withdrawal and Objection Message accompanied by a duly completed Appraisal Rights Exercise Instructions Form substantially in the form attached as Annex C to this Schedule 13E-3, in the case of ADSs that are held in book-entry form. ADS holders wishing to exercise their Appraisal Right are strongly advised to contact Argentine counsel as soon as possible.

ADS holders with questions related to notification of the Depositary of their intention to exercise their Appraisal Right should contact their broker or the Depositary as soon as possible prior to the ADS Objection Deadline. To contact the Depositary, call +1-800-308-7887.

Payment of Purchase Price if Objecting Shareholders are Unsuccessful in Challenging the Approved Purchase Price

To the extent that Objecting Shareholders are unsuccessful in setting a higher purchase price through the appraisal proceedings described above, such Objecting Shareholders will be paid following the completion of the appraisal proceedings as follows: (i) holders of Class B Shares on or after the date of the CNV’s approval of the Transaction will receive the purchase price in Argentine pesos from the Argentine Escrow Account in Argentina and (ii) holders of ADSs on or after the date of the CNV’s approval of the Transaction will receive the U.S. dollar equivalent purchase price from the U.S. Escrow Account based on the Argentine peso to U.S. dollar exchange rate in effect on the business day on which the CNV approves the Transaction. Appraisal proceedings may take several years and the Filing Persons cannot offer any assurance as to the Argentine peso to U.S. dollar exchange rate in effect on the date on which any appraisal proceedings finally settle.

Any holder of Class B Shares who is not an Argentine resident will need to open a bank or brokerage account in Argentina to receive the proceeds of the Transaction and will be subject to the exchange restrictions described above under “Payment of Purchase Price to Non-Objecting Holders — General”.

Payment of Purchase Price if Objecting Shareholders are Successful in Challenging the Approved Purchase Price

Successful Objecting Shareholders will be paid the original CNV-approved purchase price following the completion of the appraisal proceedings in the manner described above under “— Payment of Purchase Price if Objecting Shareholders are Unsuccessful in Challenging the Approved Purchase Price”. In addition, Telefónica will pay the Top Up Amount as agreed between Telefónica and the Objecting Shareholders or, failing such agreement, in the manner and currency directed by the relevant Argentine arbitration tribunal or court. Because this is the first transaction under the Decree involving ADS holders, and the Decree is silent on the point, it is unclear how an Argentine arbitration tribunal or court would order any Top Up Amount to be paid to successfully objecting ADS holders, and it is possible that such Argentine arbitration tribunal or court would order that any Top Up Amount payable to such ADS holders be paid in Argentina in Argentine pesos, despite the fact that such ADS holders will receive the CNV-approved purchase price in U.S. dollars from the U.S. Escrow Account, as described above. The rules and regulations relating to the exchange of Argentine pesos for U.S. dollars or other foreign currencies, to the removal of foreign currencies or other cash from Argentina and to the repatriation of the proceeds of an Argentine investment to its country of origin have been subject to strict and frequently changing rules and regulations during recent years. These rules and regulations may change during the course of the Transaction and the Filing Parties cannot assure you when, or if, you will be able to convert an Argentine peso-denominated Top Up Amount into U.S. dollars or other foreign currencies or, if such Top Up Amount is paid in U.S. dollars or another foreign currency in Argentina, that you would be able remove those U.S. dollars or other foreign currencies from Argentina.

Provisions for Unaffiliated Security Holders

Telefónica does not intend to grant the unaffiliated minority holders of TASA’s Class B Shares special access to TASA’s records in connection with the Transaction. In addition, Telefónica does not intend to obtain counsel or appraisal services for the unaffiliated minority holders of TASA’s Class B Shares.

PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Transactions

The information set forth under “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions”, “Item 4. Information on the Company — B. Business Overview — Disposal of Telinver (Publisher of Telephone Directories)”, “Item 4. Information on the Company — B. Business Overview — Management Agreement and Brand License” and “Item 4. Information on the Company— B. Business Overview — Our History and Development — Purchase of TDA S.A” in the TASA 2008 20-F is incorporated herein by reference.

In addition, TASA’s transactions with Telefónica and other direct and indirect shareholders of Cointel and their respective affiliates for the six months ended June 30, 2009 and 2008 are set forth in the table below.

	Six Months Ended	Six Months Ended
	June 30, 2009	June 30, 2008
	Income/(Expense)
	(In millions of Argentine pesos)

Management Fee
Telefónica S.A.— Sucursal Argentina (Telefónica’s branch)	—	(22)
Brand License
TSA	(25)	(6)
Income (expense) from goods and services
TMA	183	167
TDA S.A.	—	(5)
Atento Argentina S.A. (“Atento”)	(3)	(6)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(5)	(3)
Telefónica International Wholesale Services Argentina S.A. (“TIWS Argentina”)	(38)	4
Telefónica International Wholesale Services S.L. (“TIWS España”)	(7)	—
Telcel Venezuela (“Telcel”)	8	4
C.P.T. Telefónica del Perú (“CPT”)	(1)	(1)
Televisión Federal S.A. — Telefé	—	(5)
TSA	(5)	(5)
TISA	(2)	(1)
CTC Mundo S.A. (“CTC”)	5	2
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	2	1
Terra Networks Argentina S.A. (“Terra S.A.”)	(8)	(6)
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(5)	(4)
Centro de Contactos Salta S.A.	(16)	(6)
Telefónica Móviles Uruguay S.A.	4	1
Telefónica Data USA Inc.	2	—
Microcentro de Contactos S.A.	(2)	—

	112	137
Net income on financial charges
Telfisa	1	—
TMA S.A.	—	5

	1	5
Purchases of other assets
TIS S.A.	2	—
TDA S.A.(3)	—	11

	2	11

TASA’s balances with Telefónica and other Cointel shareholders and related companies as of June 30, 2009 and December 31, 2008 are set forth in the tables below:

		As of
	As of June 30,	December 31,
	2009	2008
	(In millions of Argentine pesos)

ASSETS
Current Investments
Telfisa	247	190

Total Current Investments	247	190

Trade receivables
Telcel	21	9
T-Gestiona S.A.	7	8
Telefónica Larga Distancia de Puerto Rico, Inc.	1	1
Mar del Plata Gestiones y Contactos S.A.	2	2
CTC	2	—
TIWS America	3	4
Microcentro de Contacto S.A.	1	1
CPT	6	1
Cordoba Gestiones y Contactos S.A.	1	4
Televisión Federal S.A. — TELEFE	9	2
TMA	7	—
Telefónica Móviles Uruguay S.A.	4	5
Telefónica Data USA Inc.	6	—
TSA	2	—
Atento	18	17

Total Trade receivables	90	54
Other receivables
Telefónica S.A.- Sucursal Argentina (Telefónica’s branch)	—	3
TIWS América	3	3
Telefónica Media Argentina S.A.	2	2
TISA	—	3
Telefónica International Holding B.V.	1	—
Telefónica International Wholesale Services Brasil	1	1
Telefónica International Wholesale Services Perú S.A.C	1	1

Total Other receivables	8	13

Total Assets	345	257

		As of
	As of June 30,	December 31,
	2009	2008
	(In millions of Argentine pesos)

LIABILITIES
Trade payables
Telefónica S.A. — Sucursal Argentina (Telefónica’s branch)(1)	16	51
CTC	2	2
TIWS Argentina	76	54
TISA	1	—
Telefónica Servicios Audiovisuales	1	1
TIS S.A.	3	3
TIWS America	2	2
TIWS España	6	2
Telefónica Investigación y Desarrollo S.A.	—	2
Terra	5	3
Telesp	4	5
TMA	—	14
Telefónica DATA USA, Inc.	—	2
Telefónica DataCorp S.A.	2	2
Colombia Telecomunicaciones S.A.	1	—
TSA(2)	26	27
Centro de Contacto Salta S.A.	4	4
Total Trade payables	149	174
Other payables
TSA	20	16
TIHBV(3)	3	4

Total Other payables	23	20

TOTAL LIABILITIES	172	194

(1)	Related to liabilities from management fee.

(2)	As of December 31, 2008, includes Ps.24 million related to brand licensing.

(3)	See Note 6 to TASA’s financial statements included in the TASA 2008 20-F.

All these trade receivables and trade payables are arm’s-length transactions entered into in the ordinary course for services rendered. In the past, Telefónica Holding, either directly or through affiliates, at various times, engaged in a number of transactions with TASA.

Significant Corporate Events

During the past two years, there have been no negotiations, transactions or material contacts between Telefónica and its affiliates and TASA and its affiliates concerning any merger, consolidation, acquisition, tender offer, election of TASA’s directors, or sale or other transfer of material assets of TASA, except as set forth below.

Under TASA’s bylaws, the holders of Class A Shares, Cointel and TMA, together, have the right to appoint up to six directors and six alternate directors to TASA’s board of directors and the holders of Class B Shares have the right to appoint one director and one alternate director to TASA’s board of directors unless there are six or more directors, in which case the holders of the Class B Shares shall be entitled to appoint two directors and two alternate directors to TASA’s board of directors. In 2007, TISA appointed alternate director Luis Blasco Bosqued. In 2008,

TISA appointed director Francisco Javier de Paz Mancho and alternate director José María Álvarez-Pallete López. In 2009, TISA appointed alternate director Cristián Aninat Salas.

Negotiations or Contacts

Other than as described under “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions”, “Item 4. Information on the Company — B. Business Overview — Disposal of Telinver (Publisher of Telephone Directories)”, “Item 4. Information on the Company — B. Business Overview — Management Agreement and Brand License” and “Item 4. Information on the Company— B. Business Overview — Our History and Development — Purchase of TDA S.A” in the TASA 2008 20-F, which information is incorporated herein by reference, during the past two years, there have been no negotiations or material contacts concerning the matters referred to under “— Significant Corporate Events” above between TASA and its affiliates other than as described under “— Significant Corporate Events” above.

Agreements Involving the Subject Company’s Securities

The information set forth under “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions”, “Item 4. Information on the Company — B. Business Overview — Disposal of Telinver (Publisher of Telephone Directories)”, “Item 4. Information on the Company — B. Business Overview — Management Agreement and Brand License” and “Item 4. Information on the Company— B. Business Overview — Our History and Development — Purchase of TDA S.A” in the TASA 2008 20-F is incorporated herein by reference. In addition, on March, 16, 2009, TMA agreed with TISA on the acquisition of 17,460,501 ADSs, each representative of 40 Class B Shares, corresponding to 10% of TASA’s capital stock for a purchase price equivalent to Ps.8.23 per ten Class B Shares (the “Class B Shares Acquisition Agreement”). As a result of this transaction, TMA has 29.56% of TASA’s capital stock, or 2,064,587,033 Shares.

None of TASA’s securities are pledged or otherwise subject to a lien or other contingency.

PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Use of Securities Acquired

The Class B Shares acquired in the Transaction from TASA’s unaffiliated minority shareholders will be cancelled and new shares will be issued to Telefónica pursuant to the Decree.

Plans

It is currently expected that, following the consummation of the Transaction, the business and operations of TASA will, except as set forth in this Schedule 13E-3, be conducted by TASA substantially as they are currently being conducted. Telefónica intends to continue to evaluate the business and operations of TASA with a view to maximizing TASA’s potential, and will take such actions as Telefónica deems appropriate under the circumstances and market conditions then existing. Following the Transaction, Telefónica plans to retain TASA as part of its business and to delist the Class B Shares from the BASE and ADSs from the NYSE. Pursuant to the Decree, on the date on which the Public Deed is notarized, the Class B Shares will no longer trade on the BASE and TASA’s reporting obligations to the CNV with respect to the Class B Shares will be terminated. In addition, Telefónica intends to cause TASA to terminate the registration of the Class B Shares under Section 12(g)(4) of the Exchange Act following the Transaction and, once it is eligible to do so, to terminate TASA’s obligation to file reports pursuant to the Exchange Act. For additional information see “Terms of the Transaction” and “Special Factors — Purposes, Alternatives, Reasons and Effects of the Transaction”.

Telefónica does not currently have any commitment or agreement and is not currently negotiating for sales of any of TASA’s businesses. Additionally, Telefónica does not currently contemplate any material change in the composition of TASA’s current management.

Except as otherwise described in this Schedule 13E-3, neither Telefónica nor TASA have, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving TASA after the completion of the Transaction;

•	any sale or transfer of a material amount of assets currently held by TASA after the completion of the Transaction;

•	any change in the board of directors or management of TASA;

•	any material change in TASA’s dividend rate or policy, or net indebtedness or capitalization; or

•	any other material change in TASA’s corporate structure or business.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Source of Funds

The total amount of funds required by Telefónica to pay the purchase price to all of TASA’s unaffiliated minority shareholders, and to pay related fees and expenses, is estimated to be approximately Ps.131 million. Telefónica will obtain all of the necessary funds from working capital and does not intend to borrow any funds specifically for the Transaction.

Conditions

The purchase price published in the Declaration of Acquisition is subject to CNV approval. There are no other conditions to the Transaction or the financing of the Transaction. Because Telefónica has committed to provide the necessary financing for the Transaction, Telefónica has no alternative financing arrangements.

Expenses

The following is an estimate of fees and expenses to be incurred by Telefónica in connection with the Transaction:

(In thousands of
Argentine pesos)

Legal fees and expenses	2,302
Filing, printing and mailing	103
Escrow Agent (including mailing)	186
Depositary fees	—
Accounting and opinion fees	—
Miscellaneous fees and expenses	2

Total	2,593

Telefónica will not pay any fees or commissions to any broker or dealer in connection with the Transaction. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Telefónica for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by TASA in connection with the Transaction

(In thousands of
Argentine pesos)

Legal fees and expenses	241
Depositary fees	153
Accounting and opinion fees	1,673

Total	2,067

INTEREST IN SECURITIES OF TASA

Securities Ownership

On June 23, 2009, the date of Telefónica’s approval of the Declaration of Acquisition, Telefónica was the indirect owner of 6,984,200,296 Shares (comprised of 4,367,388,680 Class A Shares and 2,616,811,616 Class B Shares), representing 98.2% of the outstanding Shares (100% of the Class A Shares and 95.19% of the Class B Shares). See also “Identity and Background of the Filing Persons”.

Securities Transactions

There were no transactions in the Class B Shares effected during the past 60 days by Telefónica, TASA, any associate or majority-owned subsidiary of Telefónica or TASA or any other persons named in Schedule I to this Schedule 13E-3.

FINANCIAL STATEMENTS

The audited consolidated financial statements of TASA as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 are incorporated herein by reference to the information set forth in TASA’s 2008 20-F under “Item 18. Financial Statements”. In addition, the unaudited financial information as of June 30, 2009 and for each of the six months ended June 30, 2009 and 2008 included in the Form 6-K furnished to the SEC on August 14, 2009 (the “First Half Results 6-K”) is incorporated herein by reference. TASA’s filings with the SEC are available for inspection and copying at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

Selected Financial and Operating Information

The selected financial information presented below as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 has been derived from the audited consolidated financial statements contained in the TASA 2008 20-F, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., Member Firm of Ernst & Young Global. The selected financial information below should be read in conjunction with the audited consolidated financial statements, related notes and other financial information incorporated by reference herein from the TASA 2008 20-F. The selected financial data for each of the fiscal years includes certain data reconciled under U.S. GAAP taken from the TASA 2008 20-F. TASA’s financial statements were prepared in accordance with generally accepted accounting principles in effect in the City of Buenos Aires, Argentina, as issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and CNV rules. Accounting rules issued by the CNV may differ from time to time in the treatment of specific matters from the CPCECABA rules, which are professional accounting rules. TASA refers to these professional accounting principles as “Argentine GAAP.” Argentine GAAP differs in certain significant respects from U.S. GAAP. For a summary of significant differences between Argentine GAAP and U.S. GAAP, including the impact of such differences on TASA’s net income and shareholders’ equity, see Note 19 to TASA’s consolidated financial statements included in the TASA 2008 20-F. The unaudited operations statement and cash flows statement data for the six-month periods ended June 30, 2009 and 2008 and the unaudited balance sheet data as of June 30, 2009 set forth below are derived from, and are qualified in their entirety by reference to TASA’s unaudited financial information included in the First Half Results 6-K. You should not rely solely on the summarized information in this section of this Schedule 13E-3.

	As of		As of	As of
	June 30,		December 31,	December 31,
	2009		2008(1)	2007(1)(2)
	(In millions of Argentine pesos)
	(Unaudited)

BALANCE SHEET DATA:
Argentine GAAP
Cash and current investments	804		382	425
Fixed assets	4,600		4,805	4,794
Total assets	6,577		6,283	6,285
Short-term bank and financial debt	81		77	509
Long-term bank and financial debt	1,334		1,243	1,212
Total liabilities	3,859		3,734	4,089
Share capital	698		698	698
Shareholders’ equity (net assets)	2,707		2,538	2,201
Net liabilities/(assets) from discontinued operations	11		11	(5)
Unappropriated earnings/(losses)	169		337	72
U.S. GAAP
Total assets		(*)	5,006	4,709
Shareholders’ equity		(*)	1,522	1,132

	Six Months		Six Months		Year Ended	Year Ended	Year Ended
	Ended June 30,		Ended June 30,		December 31,	December 31,	December 31,
	2009		2008(2)		2008(1)	2007(1)(2)	2006(1)(2)
	(In millions of Argentine pesos except for per Share amounts and operating information or as otherwise indicated)
	(Unaudited)

FINANCIAL INFORMATION OPERATIONS STATEMENT DATA:
Argentine GAAP
Net revenues	2,741		2,266		4,761	4,186	3,846
Costs of services provided(3)	(1,290)		(1,155)		(2,361)	(2,116)	(2,153)
Gross profit	1,451		1,111		2,400	2,070	1,693
Administrative expenses(3)	(268)		(221)		(452)	(469)	(417)
Selling expenses(3)	(661)		(476)		(1,014)	(771)	(517)
Other expenses, net	(83)		(70)		(168)	(413)	(119)
Subtotal	439		344		766	413	640
Loss on equity investments	—		—		—	—	(1)
Financial income on assets	85		14		159	101	91
Financial (loss) on liabilities	(273)		(65)		(383)	(424)	(399)
Income tax expense	(82)		(121)		(205)	(18)	(112)
Net income from continuing operations	169		172		337	72	219
Net income from discontinued operations	—		—		—	—	3
Net income	169		172		337	72	222
Earnings from continuing operations per share(1)(4)(5)	0.024		0.025		0.048	0.010	0.016
Earnings from discontinued operations per share(1)(4)(5)	—		—		—	—	—
Earnings per share(1)(4)(5)	0.024		0.025		0.048	0.010	0.016
Earnings per ADS	0.08		0.08		0.16	0.04	0.11

U.S. GAAP
Net revenues		(*)		(*)	4,603	4,041	3,736
Operating income		(*)		(*)	929	1,006	1,093
Income tax (expense)		(*)		(*)	(266)	(224)	(278)
Income from continuing operations		(*)		(*)	453	454	503
Net income		(*)		(*)	453	454	503
Earnings from continuing operations per share(4)(6)		(*)		(*)	0.065	0.065	0.072
Earnings from discontinued operations per share(4)(6)		(*)		(*)	—	—	—
Earnings per share(4)(6)		(*)		(*)	0.065	0.065	0.072

	Six Months	Six Months	Year Ended	Year Ended	Year Ended
	Ended June 30,	Ended June 30,	December 31,	December 31,	December 31,
	2009	2008(2)	2008(1)	2007(1)(2)	2006(1)(2)
	(In millions of Argentine pesos except for per Share amounts and operating information or as otherwise indicated)
	(Unaudited)

OTHER FINANCIAL DATA:
Number of shares(7)	6,984,200,296	6,984,200,296	6,984,200,296	6,984,200,296	6,984,200,296
Book value per share(8)	0.3876	0.3398	0.3634	0.3151	0.3048
Ratio of earnings to fixed charges(9)	5.2542	5.3731	5.4065	1.4348	2.3792
Argentine GAAP
Cash dividends paid	—	—	—	—	—
Cash dividends per share:
in pesos	—	—	—	—	—
in U.S. dollars	—	—	—	—	—
Capital expenditures(10)	239	327	756	593	494
Depreciation and amortization(11)	505	497	999	1,068	1,064

CASH FLOW DATA:
Argentine GAAP
Cash flows from operating activities	748	917	1,863	1,407	1,869
Cash flows used in investing activities(10)	(239)	(332)	(940)	(593)	(284)
Cash flows used in financing activities	(87)	(395)	(659)	(945)	(1,674)
Increase/(Decrease) in cash and cash equivalents	422	190	264	(131)	(89)

OPERATING INFORMATION:
Lines installed	5,061,991	4,971,175	5,037,410	4,916,254	4,818,612
Lines in service	4,588,201	4,577,701	4,605,723	4,591,681	4,638,914
Lines in service per 100 inhabitants (Southern Region)(12)	23.3	23.2	23.4	23.7	24.0
Number of employees	10,713	10,704	10,531	10,453	9,806
Lines in service per employee	428.3	428.4	438.0	440.2	478.6

(*)	TASA does not prepare and has not publicly released this information on a quarterly basis.

(1)	See Note 2.3 to the audited consolidated financial statements contained in the TASA 2008 20-F for the basis of presentation of statements of operations amounts.

(2)	Figures do not include the amounts corresponding to TDA S.A. See Note 2.1 to the audited consolidated financial statements contained in the TASA 2008 20-F and Note 2.5 to the unaudited financial statements included in the First Half Results 6-K.

(3)	Includes depreciation and amortization.

(4)	Diluted earnings per share is the same as earning per share, as there are no outstanding dilutive securities.

(5)	Under Argentine GAAP, calculated on the basis of the common outstanding shares of 6,984,200,296 as of June 30, 2009 and 2008 and as of December 31, 2008 and 2007, and on the basis of the weighted average of the common outstanding shares (net of the common treasury shares) of 14,131,046,354 as of December 31, 2006, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction in 2006 and computing retroactively the effect of the change in the face value of the shares for the fiscal year ended December 31, 2006. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders — Capital Stock Reduction,” contained in the TASA 2008 20-F.

(6)	Under U.S. GAAP, TASA calculated the net earning per share on the basis of 6,984,200,296 common outstanding shares considering retroactively the effects in 2006 of the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction and the change in the face value of the shares. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders-Capital Stock Reduction”, contained in the TASA 2008 20-F.

(7)	Nominal amounts as of June 30, 2009 and 2008 and as of December 31, 2008, 2007 and 2006.

(8)	Book value per share was calculated taking into account total shareholders’ equity and TASA’s outstanding shares as of June 30, 2009 and 2008 and as of December 31, 2008, 2007 and 2006.

(9)	Ratio of earnings to fixed charges were compiled in accordance with Argentine GAAP. For the purpose of calculating ratios of earnings to fixed charges, earnings consist of the sum of the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees and (b) fixed charges. Fixed charges consist of the sum of the following: (a) interest expensed and capitalized and (b) amortized premiums, discounts and capitalized expenses related to indebtedness.

(10)	Net of Ps.92 million, Ps. 92 million, Ps.143 million, Ps.97 million and Ps.74 million of capital expenditures financed by trade payables for the six-month period ended June 30, 2009 and 2008 and for the fiscal years ended December 31, 2008, 2007 and 2006, respectively. Amounts disclosed under capital expenditures include investments in IT applications. Figures for the six months ended June 30, 2008 and the fiscal year ended December 31, 2008 exclude Ps. 5 million related to client portfolio.

(11)	Excludes amortization of deferred financing costs.

(12)	Southern Region is defined in the TASA 2008 20-F, “Item 4. Information on the Company — Our History and Development — Privatization of Argentina’s Telecommunications System”. As of December 31, 2008, there were approximately 19.7 million inhabitants in the Southern Region. Source: INDEC.

PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Transaction.

Employees and Corporate Assets

No officer, class of employees or corporate assets of either of the Filing Persons has been or will be used by either of the Filing Persons specifically in connection with the Transaction.

EXHIBITS*

Exhibit
Number	Description

(a)(1)	Declaration of Acquisition (English translation) (Exhibit A)**
(a)(2)	Broker’s Letter to Clients (Exhibit B)**
(b)	None
(c)(1)	Management presentation to the board of directors of Telefónica (English translation) (Exhibit C)**
(c)(2)	Presentation by MBA Lazard to the board of directors and audit committee of TASA (Exhibit D)**
(c)(3)	Fairness Opinion of MBA Lazard (English translation) (Exhibit E)**
(c)(4)	Opinion of the board of directors of TASA (English translation) (Exhibit F)**
(c)(5)	Opinion of the audit committee of TASA (English translation) (Exhibit G)**
(c)(6)	Opinion of the comisión fiscalizadora of TASA (English translation) (Exhibit H)**
(c)(7)	Responses by TASA to CNV queries (English translations) (Exhibit I)**
(d)(1)	Escrow Agreement (English translation) (Exhibit J)**
(d)(2)	Class B Shares Acquisition Agreement (English translation) (Exhibit K)**
(e)	None
(f)	Article 30 of Executive Decree No. 677/01 (English translation) (Exhibit L)**
(g)	None

*	Copies of the exhibits to this Schedule 13E-3 listed above are not being distributed together with the remainder of this Schedule 13E-3 to holders of ADSs or holders of Class B Shares who are U.S. residents. Nevertheless, any holder of an ADS or any holder of a Class B Share who is a U.S. resident may obtain a copy of any of these exhibits, free of charge, by contacting Telefónica’s Investor Relations Office by phone at +34 914828700 or from the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

**	Included in the Filing Persons’ Schedule 13E-3 filed on October 16, 2009 (File No. 005-52425)

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Dated: December 4, 2009

TELEFÓNICA, S.A.

By:	/s/ Ma Luz Medrano Aranguren
Name:     Ma Luz Medrano Aranguren
Title: Vice Secretary of the Board of Directors

TELEFÓNICA DE ARGENTINA S.A.

By:	/s/ Pablo Luis Llauró
Name:     Pablo Luis Llauró
Title: Attorney-in-fact

SCHEDULE I

MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
OF THE FILING PERSONS

The name, business address, position with entity, present principal occupation or employment and five-year employment history of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the company of which the person is an officer or director.

Telefónica

Directors and Executive Officers

The information set forth in the Telefónica 2008 Annual Report on Form 20-F filed with the SEC on April 30, 2009 (the “Telefónica 2008 20-F”) under “Item 6. Directors, Senior Management and Employees” is incorporated herein by reference.

Except as set forth below, the business address of each director and executive officer is the address specified in the Telefónica 2008 20-F as the principal business address of Telefónica. All of the directors and executive officers of Telefónica are citizens of the Kingdom of Spain except for David Arculus (United Kingdom), Peter Erskine (United Kingdom) and Luiz Fernando Furlán (Brazil).

Isidro Fainé Casas:
Caja de Ahorros y Pensiones de Barcelona (“la Caixa”)
Avda. Diagonal, nos. 621 629 — planta 23 — 08028 Barcelona
Spain

Vitalino Manuel Nafría Aznar
Banco Bilbao Vizcaya Argentaria, S.A.
Paseo de Recoletos, 10 — Ala Norte — 28001 Madrid
Spain

José María Abril Pérez
Banco Bilbao Vizcaya Argentaria, S.A.
Paseo de Recoletos, 10 — Ala Norte — 28001 Madrid
Spain

David Arculus
Integral 2 Limited
Greenhill House — Thorpe Road
Peterborough — PE3 6RU
United Kingdom

María Eva Castillo Sanz
Merrill Lynch Financial Centre
2 King Edward Street — London — EC1A 1HQ
United Kingdom

Carlos Colomer Casellas
Avda. de Roma, 73-91, planta 10 — 08029 — Barcelona
Spain

Peter Erskine
Telefonica O2 Europe plc
Wellington Street — Slough — Berkshire SL1 1YP
United Kingdom

Schedule I-1

Luiz Fernando Furlán
Av. das Naçoes Unidas, 8501 — 10a andar
Edificio Eldorado Business Tower
05425-070 Sao Paulo
Brazil

Gonzalo Hinojosa Fernández de Angulo
Paseo de la Castellana, 140, planta 16 (Edif. Lima) — 28046 — Madrid
Spain

Pablo Isla Álvarez de Tejera
Inditex, S.A.
Avda. de la Diputación, s/n — 15142-Arteixo — La Coruña
Spain

Antonio Massanell Lavilla
Caja de Ahorros y Pensiones de Barcelona (“la Caixa”)
Avda. Diagonal, nos. 621-629 — Torre I — planta 22 — 08208 — Barcelona
Spain

Class B Share Ownership

As of June 23, 2009, Telefónica beneficially owned 95.19% of the Class B Shares. To the knowledge of the Filing Persons, no director or executive officer of Telefónica beneficially owns any Class B Shares (or rights to acquire Class B Shares), except to the extent any such person may be deemed to beneficially own Class B Shares beneficially owned by Telefónica.

TASA

Directors and Executive Officers

The information set forth in the TASA 2008 20-F under “Item 6. Directors, Senior Management and Employees” is incorporated herein by reference.

Except as set forth below, the business address of each director and executive officer is the address specified in the TASA 2008 20-F as the principal business address of TASA. All of the directors and executive officers of Telefónica are citizens of the Republic of Argentina except for Francisco Javier de Paz Mancho, José Fernando de Almansa Moreno-Barreda, Jaime Urquijo Chacón, José María Álvarez-Pallete López, Gaspar Ariño Ortiz, Javier Benjumea Llorente, Luis Blasco Bosqued, José Luis Rodríguez Zarco and Manuel Neira Montes, who are all Spanish citizens, and Cristián Aninat Salas, who is a Chilean citizen.

The business address of each director and executive officer who is not an Argentine citizen, other than José Luis Rodríguez Zarco and Manuel Neira Montes, is Gran Via 28, Madrid, Spain.

Class B Share Ownership

To the knowledge of the Filing Persons, no director or executive officer of TASA beneficially owns any Class B Shares (or rights to acquire Class B Shares), except to the extent any such person may be deemed to beneficially own Class B Shares beneficially owned by Telefónica.

Schedule I-2

ANNEX A

LETTER OF TRANSMITTAL

for the surrender of American Depositary Shares (“ADSs”) representing
Class B Ordinary Shares (“Shares”) of Telefónica de Argentina S.A. in connection with the waiver of corresponding appraisal rights and the election to receive prompt payment of the purchase price

PLEASE FOLLOW CAREFULLY THE ACCOMPANYING INSTRUCTIONS
Send the Letter of Transmittal and, if applicable, the American Depositary Receipt(s)
evidencing ADS(s) representing the Shares of
Telefónica de Argentina S.A., to the Depositary named below

The Depositary is:
Citibank, N.A.
1-800-308-7887

By Courier	By Mail

Citibank, N.A.	Citibank, N.A.
Corporate Actions	Corporate Actions
250 Royall Street, Attn.: Suite V	P.O. Box 43011
Canton, MA 02021	Providence, RI 02940-3011

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

IF APPLICABLE, DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS SUBMITTED

Name(s) and Address(es) of Registered Holder(s)	American Depositary Receipt(s) Enclosed
(Please fill in exactly as name(s) appears) on Certificate(s))	(Attach additional signed schedule if necessary)
	Certificate No.(s)	Number of ADSs

Total ADSs:

BOX A:
SPECIAL ISSUANCE INSTRUCTIONS

To be completed ONLY if the name on the check to be issued in connection with the ADR(s) submitted or ADSs held via direct registration differs from the person(s) specified on the face hereof or the name(s) written on the books of the Depositary in the case of ADSs held via direct registration. See instructions.

Issue Check and mail to:

Name:
(Please Print)

Address:

 (ZIP)

BOX B:
SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the check to be issued in connection with the ADR(s) submitted or the ADSs held via direct registration is to be delivered to someone other than the person(s) specified on the face hereof or the name(s) written on the books of the Depositary in the case of ADSs held via direct registration. See instructions.

Mail to:

Name:
(Please Print)

Address:

 (ZIP)

ALL HOLDERS OF TELEFÓNICA DE ARGENTINA, S.A. ADSs

PLEASE SIGN HERE

Must be signed by registered holder(s) exactly as name(s) appear(s) on the (i) Telefónica de Argentina S.A. ADR certificate(s), or (ii) books of the Depositary in the case of ADSs held via direct registration, and any documents transmitted herewith. If the signature is by an officer on behalf of a corporation or by an executor, administrator, trustee, guardian, attorney-in-fact, agent or other person acting in a fiduciary or representative capacity, please provide the following information, and see instruction IV:

Signature(s) of Registered Holder(s):

Name(s) of Registered Holder(s):

Dated:

Capacity (full title)

Address:

Area Code and Telephone Number: (           )            -

SIGNATURE GUARANTEE

To be Completed ONLY if required by Instructions IV, VI or VII

Name of Firm Issuing Guarantee:

Authorized Signature of Officer:

Title of Officer Signing This Guarantee:

Address:

Area Code and Telephone Number:

Dated:

INSTRUCTIONS TO LETTER OF TRANSMITTAL

I.	General

To the extent you hold Telefónica de Argentina S.A. ADR certificate(s) (the “ADR Certificates”) (i.e., you do not hold your ADSs via direct registration on the books of the Depositary), you must surrender such ADR Certificates with the Letter of Transmittal.

II.	Execution and Delivery

The Letter of Transmittal must be properly filled in, dated, and signed, and must be mailed, if applicable, with your ADR Certificate(s) and any other required documents to the Depositary, at the address for mail delivery set forth on the Letter of Transmittal. The method of delivery to the Depositary is at your option and risk. If sent by mail, registered mail with return receipt requested, and proper insurance, are suggested. An addressed envelope is enclosed for your convenience. Delivery of the Letter of Transmittal and, if applicable, ADR Certificate(s) will not be complete until actually received by the Depositary.

III.	Inadequate Space

If there is insufficient space to list all your ADR Certificate(s) being submitted, please attach a separate signed schedule.

IV.	Signatures

The signature (or signatures, in the case of ADR Certificates(s) owned by two (2) or more joint holders where record ownership is not stated in the alternative) on the Letter of Transmittal should correspond exactly with the name(s) as written on the face of the ADR Certificate(s) transmitted or the name(s) as written on the books of the Depositary in the case of ADSs held via direct registration, without alteration, enlargement or any change whatsoever, unless the ADR Certificate(s) described in the Letter of Transmittal has/have been transferred or assigned by the registered holder(s), in which event the Letter of Transmittal should be signed in exactly the same form as the name of the last transferee indicated on the transfers attached to or endorsed on the ADR Certificate(s). See Instruction VII below.

If the Letter of Transmittal or any ADR Certificate(s) are signed by a depository, executor, administrator, guardian, officer of a corporation, attorney-in-fact, agent or in any other representative or fiduciary capacity, the person signing must give such person’s full title in such capacity and appropriate evidence of authority to act in such capacity must be forwarded with the Letter of Transmittal.

V.	Net Proceeds to be distributed to Same Name

If the check(s) for the net proceeds are to be issued in exactly the same name that appears on the ADR Certificate(s) being submitted with the Letter of Transmittal or the name(s) as written on the books of the Depositary in the case of ADSs held via direct registration, you will not be required to have your signature guaranteed or to make payment for transfer taxes.

VI.	Special Delivery Instructions

If the check(s) for the net proceeds are to be issued in the name of a person other than that which appears on the ADR Certificate(s) being submitted herewith or the name(s) as written on the books of the Depositary in the case of ADSs held via direct registration, Box A (Special Issuance Instructions) on this Letter of Transmittal should be completed and the signatures on this Letter of Transmittal must be guaranteed by a member of the Securities Transfer Agents Medallion Program (“STAMP”), the Stock Exchange Medallion Program (“SEMP”) or the New York Stock Exchange, Inc. Medallion Signature Program (“MSP”) (each an “Eligible Institution”). To the extent applicable, the ADR Certificate(s) submitted must be properly endorsed to the person who is to receive the check(s) for the net proceeds or accompanied by appropriate stock powers, properly executed by such registered holder and the signature guaranteed by an Eligible Institution. In such case the Letter of Transmittal must be signed by the transferor (and the transferor’s signature must be guaranteed by an Eligible Institution) and the Substitute Form W-9 must be completed and signed by the transferee or by his agent, and should not be signed by the transferor. Additionally, in the event that any transfer or other taxes become payable by reason of the issuance of the check(s) for the net proceeds in any name other than that of the registered holder, such transferee must pay such tax to the Depositary or must establish to the satisfaction of the Depositary that such tax has been paid or is not payable.

If the check(s) for the net proceeds is/are to be delivered to an address other than that appearing on the first page of this Letter of Transmittal, or the address as it appears on the books of the Depositary in the case of ADSs held via direct registration, Box B (Special Delivery Instructions) on this Letter of Transmittal should be completed.

VII.	Correction of or Change in Name

For a correction of name or for a change in name which in either case does not involve a change of ownership, proceed as follows: (i) for a change of name, by marriage, etc., the surrendered ADR Certificate(s) should be endorsed, e.g., “Mary Doe, now by marriage Mrs. Mary Jones,” with the signature guaranteed by an Eligible Institution; and (ii) for a correction in name, the surrendered ADR Certificate(s) should be endorsed, e.g., “James E. Brown, incorrectly inscribed as J. E. Brown,” with the signature guaranteed by an Eligible Institution.

VIII.	Lost ADR Certificate(s)

In the event that you are unable to deliver your ADR Certificate(s) to the Depositary due to mutilation, loss, theft or destruction of such certificates(s), you should notify the Depositary of this fact promptly by telephone at 1-800-308-7887 or by mail at CITIBANK, N.A., Corporate Actions Department, P.O. Box 43035, Providence, RI 02940-3035. You will be instructed as to the steps that must be taken to replace your ADR Certificate(s). The Letter of Transmittal and related documents cannot be processed until the procedures for replacing the lost, destroyed or stolen ADR Certificate(s) have been followed.

XI.	Substitute Form W-9

Each registered holder of the ADS or (if Item B is completed) each person whose name appears in Item B of this Letter of Transmittal is required to notify the Depositary of such holder’s or other person’s correct taxpayer identification number (which is either the Social Security Number or the Employer Identification Number) by completing the Substitute Form W-9 certifying that (i) the taxpayer identification number provided in the Substitute Form W-9 is correct (or that each holder or other person is awaiting a taxpayer identification number), (ii) each holder or person named in Item B either (a) is exempt from backup withholding, or (b) has not been notified by the Internal Revenue Service that such holder or other person is subject to backup withholding as a result of failure to report all interest and dividends, or (c) has been notified by the Internal Revenue Service that the holder or the other person named in Item B is no longer subject to backup withholding and (iii) each holder or person named in Item B is a U.S. citizen or other U.S. person. If the holder or other person named in Item B is instead subject to backup withholding, such holder or other person must cross out Item 2 in Part 3 of the certifications before signing Substitute Form W-9. Failure to provide the information requested on Substitute Form W-9 may subject the holder or other person named in Item B to Federal income tax withholding (at the highest withholding rate then applicable) on any payments made in connection with the surrendered ADSs. Foreign investors should consult their tax advisors regarding the need to complete IRS Form W-8 and any other forms that may be required.

Under the U.S. federal income tax law, a holder whose ADSs are surrendered for payment (or any other payee) in cash or in new securities is required by law to provide the Depositary with the holder’s (or other payee’s) correct Taxpayer Identification Number “TIN” on Substitute Form W-9. If the holder or other payee is an individual, the TIN is the holder’s or other payee’s social security number. If the Depositary is not provided with the correct TIN, the holder or other payee may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such holder or other payee with respect to ADSs surrendered for payment may be subject to backup withholding. Some holders, including, among others, some foreign individuals, are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that individual must submit a statement on Internal Revenue Service Form W-8BEN, signed under penalties of perjury, attesting to the individual’s exempt status. Forms of such statements can be obtained from the Depositary. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.

If backup withholding applies, the Depositary is required to withhold up to 28% of any payments made to the holder or other payee. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

To prevent backup withholding on payments that are made to a holder or other payee with respect to any ADSs surrendered for payment, the holder or other payee is required to notify the Depositary of the holder’s correct TIN (or the TIN of any other payee) by completing the form certifying that (a) the TIN provided on Substitute Form W-9 is correct, or that the holder or other payee is awaiting a TIN, (b) that (1) the holder or other payee is exempt from backup withholding, (2) the holder or other payee has not been notified by the Internal Revenue Service that the holder or other payee is subject to backup withholding as a result of a failure to report all interest or dividends or (3) the Internal Revenue Service has notified the holder or other payee that the holder or other payee is no longer subject to backup withholding and (c) that the holder or other payee is a U.S. citizen or other U.S. person.

The holder (or other payee) is required to give the Depositary the social security number or employer identification number of the record holder (or any other payee) of ADSs surrendered with this document. If ADSs are registered in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE THE DEPOSITARY WITH YOUR TAX IDENTIFICATION NUMBER AND A CERTIFICATION AS TO YOUR EXEMPTION FROM BACK-UP WITHHOLDING.

PAYER’S NAME: CITIBANK, N.A.
SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service Payer’s Request For Taxpayer Identification Number (“TIN”)	Part 1 — Please provide your correct TIN Name (as shown on your income tax return) Social Security Number OR Employer Identification Number	Part 2 — For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed therein.

Exempt payee ☐

Check the appropriate box: ☐ individual/sole proprietor ☐ corporation ☐ partnership ☐ limited liability company. Enter tax classification (D = disregarded entity, C = corporation, P = partnership) ☐ other

Part 3
Under penalties of perjury, I certify that:
1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3. I am a U.S. person (including a U.S. resident alien).
Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

ADDRESS	DATE

SIGNATURE

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF THE APPROPRIATE PERCENTAGE OF ANY AMOUNTS PAID TO YOU. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 AND SEE INSTRUCTIONS HEREIN FOR ADDITIONAL DETAILS.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help to determine the number to give the payer.

Give the SOCIAL
SECURITY number
For this type of account:		of —
1.	An individual’s account	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals(1)
3.	Custodian account of a minor (Uniform gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust account that is not a legal or valid trust under State law	The actual owner(1)
5.	Sole proprietorship or disregarded entity owned by an individual	The owner(3)
6.	Disregarded entity not owned by an individual	The owner

Give the EMPLOYER
IDENTIFICATION number
For this type of account:		of —
7.	A valid trust estate, or pension trust	Legal entity(4)
8.	Corporate or LLC electing corporate status on Form 8832	The Corporation
9.	Religious, charitable, or educational organization account	The organization
10.	Partnership or multi-member LLC	The partnership
11.	Association, club, or other tax-exempt organization	The organization
12.	A broker or registered nominee	The broker or nominee
13.	Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school, district or prison) that received agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a SSN, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	You must show your individual name and you may also enter your business or “DBA” name on the second name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.
(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note:	If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

(Section references are to the Internal Revenue Code) Obtaining a Number

If you don’t have a taxpayer identification number or if you don’t know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding on ALL payments include the following:

•	A financial institution.

•	An organization exempt from tax under section 501(a), or an individual retirement plan.

•	The United States or any agency or instrumentality thereof.

•	A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

•	A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

•	An international organization or any agency, or instrumentality thereof.

Other payees that may be exempt from backup withholding include the following:

•	corporations

•	A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.

•	A real estate investment trust.

•	A common trust fund operated by a bank under section 584(a).

•	An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).

•	An entity registered at all times under the Investment Company Act of 1940.

•	A foreign central bank of issue.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS SUBSTITUTE FORM W-9 WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, AND CHECK THE BOX LABELED “EXEMPT PAYEE”.

Certain payments other than interest, dividends and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulation under sections 6041, 6041A(a), 6045 and 6050A.

Privacy Act Notice. — Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not the recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) Penalty for Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) Criminal Penalty for Falsifying Information. — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS

ANNEX B

CUSTOMER PAYMENT INSTRUCTION FORM

This form needs to be completed if your brokerage firm or bank requires you to submit written instructions to them to request the purchase price for your ADSs.

For assistance in completing this form, please contact your account executive.

For the surrender of American Depositary Shares (“ADSs”) representing
Class B Ordinary Shares of Telefónica de Argentina S.A.
in connection with the waiver of corresponding appraisal rights and the election to receive prompt payment of purchase price

B-1

THE RIGHT TO REQUEST PAYMENT WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME,

ON MARCH 4, 2010, UNLESS CHANGED

Please deliver this completed and signed Customer Payment Instruction Form to your broker or account executive in time for it to be processed and submitted before the relevant ADS Payment Instruction Deadline (as defined in the Transaction Statement). Delivery at least five New York business days before the relevant ADS Payment Instruction Deadline is recommended. If your Customer Payment Instruction Form or other payment instructions required by your broker or account executive are not received by this time, you will not receive payment for your ADSs until the end of the Objection Period set forth in the Transaction Statement.

To My Broker or Account Executive:

I have received the Telefónica, S.A. (“Telefónica”) and Telefónica de Argentina S.A. (“Company”) Amended Transaction Statement on Schedule 13E-3, dated December 4, 2010, (the “Transaction Statement”) in connection with the acquisition by Telefónica of all of the Company’s outstanding Class B ordinary shares, Ps.0.10 par value per share (the “Class B Shares”) not already owned by Telefónica or its affiliates for Ps.1.00 per Class B Share, in cash (the “Transaction”).

I understand that I, as a holder of American Depositary Shares (“ADSs”), will be entitled to receive, on the terms set forth in the Transaction Statement, the U.S. dollar equivalent of the per Class B Share purchase price in the Transaction, which will be determined by converting the Argentine peso purchase price into U.S. dollars at the exchange rate in effect on the business day on which the Transaction is approved by the Argentine securities regulator.

This will instruct you to request payment for my ADSs, indicated below, held by you for my account, in exchange for the surrender of my ADSs and my waiver of all appraisal rights in connection with the Transaction, as explained in the Transaction Statement.

The Terms of My Request for Payment

☐ YES. Please request payment for the total amount of my ADSs as indicated below. I understand that by instructing you to request payment I am waiving any appraisal rights associated with my ADSs.

My Signature and Contact Information:

Signature(s):	Print Security Owner Name(s):

x:	x:
x:	x:

Dated: , 20	Address:
(The Date Signed)

City State Zip Code
Daytime Telephone: ( )
Number of ADSs For Which Payment is Requested:

Signature(s) on this Appraisal Rights Exercise Instruction Form must be guaranteed (if not signed by the registered holder) by a member of the Securities Transfer Agents Medallion Program (“STAMP”), the Stock
Exchange Medallion Program (“SEMP”) or the New York Stock Exchange, Inc. Medallion Signature
Program (“MSP”).

B-2

ANNEX C

APPRAISAL RIGHTS EXERCISE INSTRUCTIONS FORM

This form needs to be completed and delivered to Citibank, N.A., the depositary for Telefónica de Argentina S.A. American Depositary Shares (“ADSs”), if you wish to exercise your appraisal rights in connection with
Telefonica, S.A.’s purchase of your Telefónica de Argentina S.A. ADSs.

For assistance in completing this form, please contact Citibank, N.A. at 1-800-308-7887.

The signature of the undersigned must in all circumstances be “medallion guaranteed”.

This Form must be received by Citibank, N.A. no later than 5:00 PM (New York City time) on March 4, 2010 at the address set forth below.

By Courier	By Mail
Citibank, N.A. Corporate Actions 250 Royall Street, Attn.: Suite V Canton, MA 02021	Citibank, N.A. Corporate Actions P.O. Box 43011 Providence, RI 02940-3011

Telefónica de Argentina S.A. — ADS Program

The undersigned acknowledges receipt of the Telefónica, S.A. (“Telefónica”) and Telefónica de Argentina S.A. (“Company”) Amended Transaction Statement on Schedule 13E-3, dated December 4, 2009 (the “Transaction Statement”) in connection with the acquisition by Telefónica of all of the Company’s outstanding Class B ordinary shares, Ps.0.10 par value per share (the “Class B Shares”) not already owned by Telefónica or its affiliates for Ps.1.00 per Class B Share, in cash (the “Transaction”).

The undersigned hereby instructs Citibank, N.A., as depositary (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), to record, or to cause the custodian (the “Custodian”) for the Class B Shares represented by the Company ADSs to record, that the undersigned intends to exercise appraisal rights arising in connection with the Transaction described in the Transaction Statement (the “Appraisal Rights”) with respect to the number of ADSs identified below (such ADSs, the “Appraisal ADSs”).

The undersigned hereby certifies to Telefónica, the Company and the Depositary as follows:

•	As of the date set forth above, the undersigned is the beneficial owner (or the agent of the beneficial owner) of the Appraisal ADSs.

•	The beneficial owner has good and unencumbered title to the Appraisal ADSs free and clear of any liens or encumbrances.

•	The beneficial owner of the Appraisal ADSs has received the Transaction Statement and understands the implications of instructing the Depositary of its intention to exercise Appraisal Rights in respect of the Appraisal ADSs.

C-1

•	The beneficial owner understands that the Depositary will, upon receipt of these instructions from the undersigned, advise Telefónica and the Company of the undersigned’s intention to exercise Appraisal Rights.

•	The beneficial owner understands that neither the Depositary nor the Custodian will be responsible for monitoring (i) any actions of Company or Telefónica in connection with the exercise or enforcement of the Appraisal Rights once exercised, or the collection of any proceeds resulting from the exercise of the Appraisal Rights, or (ii) the occurrence of any event beyond their control that may prevent or delay any of the actions contemplated herein or in the Transaction Statement (and shall not incur any liability for any loss incurred as a result of their inability to take action as a result of the occurrence of such event).

•	The beneficial owner understands that to exercise its Appraisal Rights it must file an action with the relevant Argentine arbitral tribunal or court prior to the end of the objection period and be prepared to deliver to the arbitral tribunal or court, as the case may be, documentation evidencing its beneficial ownership of the Class B Shares represented by the ADSs.

•	The information contained herein that is provided by the beneficial owner of the Appraisal ADSs is true, accurate and correct in all respects and may be relied upon by Telefónica, the Company and the Depositary.

•	The beneficial owner understands that the Depositary has agreed to take the actions contemplated herein (and to act as such without negligence or bad faith), but that such agreement does not constitute an implied obligation of the Depositary to take any other actions (not specifically contemplated herein) on behalf of any beneficial owner of Appraisal ADSs.

Please complete and sign below. Signature of brokers or agent must be “guaranteed.”

Number of Appraisal ADSs:	ADSs

Name of Registered Holder(s)/Beneficial Owner(s) of Appraisal ADSs:

Name of Broker or Agent Firm (if not the Registered Holder(s) of Appraisal ADSs):

Social Security Number(s) of Registered Holder(s) of Appraisal ADSs:

Address of Registered Holder(s) of Appraisal ADSs:

Address of Broker or Agent Firm (if not the Registered Holder(s) of Appraisal ADSs):

Daytime Telephone Number of Registered Holder(s) of Appraisal ADSs:	( )

Daytime Telephone Number of Broker or Agent Firm (if not the Registered Holder(s) of Appraisal ADSs):	( )

C-2

Email of Registered Holder(s) of Appraisal ADSs:

Email of Broker or Agent Firm (if not the Registered Holder(s) of Appraisal ADSs):

Signature:

Signature(s) on this Appraisal Rights Exercise Instruction Form must be guaranteed (if not signed by the registered holder) by a member of the Securities Transfer Agents Medallion Program (“STAMP”), the
Stock Exchange Medallion Program (“SEMP”) or the New York Stock Exchange, Inc. Medallion
Signature Program (“MSP”).

C-3